Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

As confidentially submitted to the Securities and Exchange Commission on October 30, 2019

Pursuant to the Division of Corporation Finance June 29, 2017 Announcement (supplemented August 17, 2017)

“Draft Registration Statement Processing Procedures Expanded”

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Brigham Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	83-1106283
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5914 W. Courtyard Drive, Suite 150

Austin, Texas 78730

(512) 220-6350

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Blake C. Williams

Chief Financial Officer

5914 W. Courtyard Drive, Suite 150

Austin, Texas 78730

(512) 220-6350

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Thomas G. Zentner Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	David J. Miller Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share			$	$

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the Registrant’s Class A common stock as reported on the New York Stock Exchange on                 , 2019.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2019

                Shares

Brigham Minerals, Inc.

Class A Common Stock

We are offering                 shares and the selling stockholders identified in this prospectus are offering                 shares of our Class A common stock. We will not receive any proceeds from the sale of shares held by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “MNRL.” The last reported sales price of our Class A common stock on the New York Stock Exchange on                 , 2019 was $                per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 27.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Brigham Minerals, Inc.(2)	$	$
Proceeds to Selling Stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.
(2)	Before expenses.

The selling stockholders identified in this prospectus have granted the underwriters the option to purchase up to                 additional shares of Class A common stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.

Delivery of the shares of Class A common stock will be made on or about                , 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman Sachs & Co. LLC

RBC Capital Markets

The date of this prospectus is                 , 2019.

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our Class A common stock. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A common stock is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our Class A common stock.

Brigham Minerals, Inc., the issuer in this offering (together with its wholly owned subsidiaries, “Brigham Minerals”), is a holding company formed to own an interest in, and act as the sole managing member of, Brigham Minerals Holdings, LLC (“Brigham LLC”). Brigham LLC wholly owns Brigham Resources, LLC (“Brigham Resources”), which wholly owns Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, the “Minerals Subsidiaries”), which are Brigham Resources’ sole material assets.

Unless indicated otherwise or the context otherwise requires, references in this prospectus to the “Company,” “us,” “we” or “our” (i) for periods prior to completion of the Company’s initial public offering, refer to the assets and operations (including reserves, production and acreage) of Brigham Resources, excluding the historical results and operations of Brigham Resources Operating, LLC (“Brigham Operating”), which was spun out in connection with the initial public offering, and (ii) for periods after completion of the initial public offering, refer to the assets and operations of Brigham Minerals and its subsidiaries, including Brigham LLC, Brigham Resources and the Minerals Subsidiaries. References to the “selling stockholders” refer to the selling stockholders that are offering shares of Class A common stock in this offering. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in the “Glossary of Oil and Natural Gas Terms” contained in Annex A.

The estimates of our proved, probable and possible reserves as of December 31, 2018 have been audited by Cawley, Gillespie & Associates, Inc. (“CG&A”), our independent reserve engineers. A summary of CG&A’s report is included as an exhibit to the registration statement of which this prospectus forms a part.

Our Company

Overview

We formed our company in 2012 to acquire and actively manage a portfolio of mineral and royalty interests in the core of what we view as the most active, highly economic, liquids-rich resource basins across the continental United States. Our primary business objective is to maximize risk-adjusted total return to our shareholders by both capturing growth in free cash flow from the continued development of our existing portfolio of 12,085 undeveloped horizontal drilling locations unburdened by development capital expenditures or lease operating expenses, as well as leveraging our highly experienced technical evaluation team to continue to execute upon our scalable business model of sourcing, methodically evaluating and integrating accretive minerals acquisitions in the core of top-tier, liquids-rich resource plays.

Our portfolio is comprised of mineral and royalty interests across four of the most highly economic, liquids-rich resource basins in the continental United States, including the Permian Basin in Texas and New Mexico, the SCOOP and STACK plays in the Anadarko Basin of Oklahoma, the Denver-Julesburg (“DJ”) Basin in Colorado and Wyoming and the Williston Basin in North Dakota. Our highly technical approach towards mineral

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Pursuant to 17 C.F.R. § 200.831

acquisitions in the geologic core of top-tier resource plays has purposefully led to a concentrated portfolio covering 39 of the most highly active counties for horizontal drilling in the continental United States. On a pro forma basis giving effect to our portfolio of approximately 74,100 net royalty acres at June 30, 2019 as if we had owned it since January 1, 2013, we estimate that the production volumes net to our interests would have grown at an approximate 54% compound annual growth rate, or CAGR, from the beginning of 2013 through June 30, 2019, despite crude oil prices decreasing substantially during that same time period, as illustrated by the following chart.

Since inception, we have executed on our technically driven, disciplined acquisition approach and have closed 1,391 transactions with third-party mineral and royalty interest owners as of June 30, 2019. We have increased our mineral and royalty interests from approximately 10,200 net royalty acres as of December 31, 2013, to approximately 74,100 net royalty acres as of June 30, 2019, which represents a 43% compound annual growth rate in our mineral and royalty interests over that period. See “—Our Company—Our Mineral and Royalty Interests” for a discussion of how we calculate net royalty acres.

The following table summarizes certain information regarding our net royalty acreage acquisitions during each year of our operations.

	2012	2013	2014	2015	2016	2017	2018	2019(1)	Total
Net Royalty Acres (NRAs) Acquired	500	9,700	17,300	7,200	9,800	9,400	14,900	5,300	74,100
Number of Acquisitions	15	313	380	152	121	110	201	99	1,391
Average NRAs per Acquisition	33	31	46	47	81	85	74	54	53
NRAs at Period End	500	10,200	27,500	34,700	44,500	53,900	68,800	74,100	74,100

(1)	Year to date as of June 30, 2019.

By targeting core, top-tier mineral acreage, our interests have continued to see rapid development with a total of approximately 409 horizontal wells spud on our mineral and royalty interests during the first half of

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

2019. This significant activity has similarly translated into rapid production growth with our production volumes growing approximately 82% for the quarter ended June 30, 2019 as compared to the quarter ended June 30, 2018. Further, our production volumes are comprised of high-value liquids with 71% of our volumes for the six months ended June 30, 2019 composed of crude oil and natural gas liquids (“NGLs”), which represents 89% of our mineral and royalty revenue for the period. The combined growth in our production volumes and the high percentage of liquids production have resulted in a 59% increase in our royalty revenue for the quarter ended June 30, 2019 as compared to the quarter ended June 30, 2018. We expect to see future organic growth in our production, revenue and free cash flow from 943 drilled but uncompleted horizontal wells (“DUCs”) across our interests and approximately 680 horizontal drilling permits as of June 30, 2019 (excluding Laramie County, Wyoming), all of which are expected to occur without additional capital expenditure outlays. Development of permits on our acreage is driven by robust and consistent rig activity on meaningful portions of our acreage. Over the three months ended June 30, 2019, there have been an average of 62 horizontal rigs across our acreage, developing an average 2,285 net mineral acres, which we believe provides visibility toward future production growth.

Average Quarterly Rigs on Acreage	Average Quarterly NMA Under Development

In addition to existing near-term development, our permitted horizontal drilling locations represent only approximately 6% of our horizontal drilling locations, thereby providing us with a substantial long-term drilling inventory on our acreage.

As indicated by the following table, from 2017 to 2018, the gross number of wells spud and wells turned to production on our acreage increased by 29% and 58%, respectively, as our average realized prices for oil, natural gas and NGLs increased by 5.9%, 7.2% and 5.4%, respectively. During that same period, the number of wells spud and turned to production on our acreage as a percentage of the total number of wells spud and completed in our basins increased. We believe this is an indication that our assets are located in the core of our resource plays and that operators will continue deploying rigs and capital to develop our existing mineral and royalty interests, even in low commodity price environments. Based solely on the 1,049 horizontal wells spud on our acreage during 2018 and our 12,085 total gross undeveloped horizontal drilling locations as of June 30, 2019, we believe we have 12 years of organic drilling inventory.

	2017			2018
	On Our Acreage	Total Across Basins	Our Share of Total	On Our Acreage	Total Across Basins	Our Share of Total
Wells Spud	814	7,131	11%	1,049	4,885	21%
Wells Turned to Production	656	6,753	10%	1,036	9,634	11%

Our management team has a long history of identifying, acquiring, delineating, developing and successfully monetizing positions in liquids-rich resource basins. Prior to forming Brigham Resources, our Executive Chairman, Ben (Bud) Brigham formed Brigham Exploration Company (“Brigham Exploration”), where it

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Pursuant to 17 C.F.R. § 200.831

oversaw the identification, acquisition, delineation and development of approximately 375,000 net acres in the Williston Basin prior to Brigham Exploration’s sale to Statoil ASA (“Statoil”) in December 2011 for $4.4 billion. Brigham Exploration utilized its technical capabilities in the Williston Basin to identify and acquire highly prospective leasehold acreage with favorable geologic attributes and employed advanced drilling and completion technologies to cost-effectively extract oil and natural gas. Immediately following the sale of Brigham Exploration, a subset of our management team then formed Brigham Operating and executed on these same strategies in the Southern Delaware Basin in West Texas. By applying rigorous geologic evaluation criteria, Brigham Operating was an early entrant in the Southern Delaware Basin in Pecos County, Texas, where it assembled an approximate 80,185 net acre leasehold position in a largely contiguous block. Brigham Operating sold these assets to Diamondback Energy, Inc., in February 2017 for approximately $2.55 billion.

Our Mineral and Royalty Interests

Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a mineral royalty, which entitles us to a percentage of production or revenue. In addition to mineral interests, which represented approximately 96% of our net royalty acres as of June 30, 2019, we also own other types of interests, including nonparticipating royalty interests (“NPRIs”) and overriding royalty interests (“ORRIs”). ORRIs burden the working interest ownership of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. Please see “Business—Our Mineral and Royalty Interests.”

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operator. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, gathering, transportation and marketing costs. As a result, operating margins and therefore free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional exploration and production operating company.

As of June 30, 2019, our mineral and royalty interests consisted of approximately 51,900 net mineral acres, which have been leased to operators to explore for and develop our oil and natural gas rights at a weighted average royalty of 17.8%. Typically, within the minerals industry, mineral owners standardize ownership to a 12.5%, or 1/8th, royalty interest, which is referred to as a “net royalty acre.” Our net mineral acres standardized to a 1/8th royalty equate to approximately 74,100 net royalty acres. When standardized on a 100% royalty basis, these approximately 74,100 net royalty acres equate to approximately 9,250 “100% royalty acres.” Our approximately 74,100 net royalty acres are located within 1,461 drilling spacing units (“DSUs”), which are the areas designated in a spacing order or unit designation as a unit and within which operators drill wellbores to develop our oil and natural gas rights. Our DSUs, in aggregate, consist of a total of approximately 1,439,000 gross acres, which we refer to as our “gross DSU acreage.” Within our gross DSU acreage, we expect to have an interest in wells currently producing or that will be drilled in the future. The following table summarizes our mineral and royalty interest position and the conversion of our interests between net mineral acres, net royalty acres and 100% royalty acres as of June 30, 2019.

Net Mineral Acres	Weighted Average Royalty	Net Royalty Acres(1)	100% Royalty Acres(2)	Gross DSU Acres	Implied Average Net Revenue Interest per Well(3)
51,900	17.8%	74,100	9,250	1,439,000	0.6%

(1)	Standardized to a 1/8th royalty (i.e., 51,900 net mineral acres * 17.8% / 12.5%).

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

(2)	Standardized to a 100% royalty (i.e., 74,100 net royalty acres * 12.5%).
(3)	Calculated as number of 100% royalty acres per gross DSU acre (i.e., 9,250 100% royalty acres / 1,439,000 gross DSU acres).

Our Properties

Focus Areas

Our mineral and royalty interests are primarily located in six resource plays, which we refer to as our focus areas. These include the Delaware and Midland Basins in the Permian Basin, the SCOOP and STACK plays in the Anadarko Basin, the DJ Basin and the Williston Basin. The following chart shows our overall exposure to each of our primary focus areas based on our net royalty acres in each focus area as of June 30, 2019.

In addition, the following table summarizes certain information regarding our primary focus areas. Our average daily net production for the three months ended June 30, 2019 was comprised 56% of oil production, 29% of natural gas production and 15% of NGL production.

Basin	Acreage as of June 30, 2019						Gross Horizontal Producing Well Count as of June 30, 2019(4)	Average Daily Net Production for Three Months Ended June 30, 2019(5) (Boe/d)
	Net Mineral Acres	Weighted Average Royalty	Net Royalty Acres(1)	100% Royalty Acres(2)	Gross DSU Acres	Implied Average Net Revenue Interest per Well(3)
Delaware	13,500	20.1%	21,750	2,700	265,000	1.0%	650	2,606
Midland	2,900	15.1%	3,500	450	64,000	0.7%	146	304
SCOOP	6,900	18.7%	10,250	1,300	184,000	0.7%	313	645
STACK	7,100	17.6%	10,050	1,250	165,000	0.8%	285	1,136
DJ	12,100	16.0%	15,450	1,950	167,000	1.2%	905	1,191
Williston	5,300	16.3%	6,900	850	475,000	0.2%	1,501	764
Other	4,100	18.6%	6,200	750	119,000	0.6%	120	122

Total	51,900	17.8%	74,100	9,250	1,439,000	0.6%	3,920	6,768

Note: Individual amounts may not add up to totals due to rounding.

(1)	Standardized to a 1/8th royalty.
(2)	Standardized to a 100% royalty.
(3)	Calculated as number of 100% royalty acres per gross DSU acre.
(4)	Represents number of horizontal producing wells across all DSUs in which we participate.
(5)	Represents actual production plus allocated accrued volumes attributable to the period presented.

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Permian Basin—Delaware and Midland Basins

The Permian Basin ranges from West Texas into southeastern New Mexico and is currently the most active area for horizontal drilling in the United States. The Permian Basin is further subdivided into the Delaware Basin in the west and the Midland Basin in the east. Based on our geologic and engineering data as well as current delineation efforts by operators, we believe our mineral and royalty interests in the Delaware Basin are prospective for seven or more producing zones of economic horizontal development including the Wolfcamp A, B, C and XY; First, Second and Third Bone Spring; and the Avalon. Our Delaware Basin mineral and royalty interests are located in Reeves, Loving, Ward, Pecos, Culberson and Winkler Counties, Texas with our remaining interests located in Lea County, New Mexico. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the Midland Basin are prospective for five or more producing zones of economic horizontal development including the Middle Spraberry; Lower Spraberry; and Wolfcamp A, B and C. Our Midland Basin mineral and royalty interests are located in Martin, Midland, Upton, Howard and Reagan Counties, Texas.

Anadarko Basin—SCOOP and STACK Plays

The SCOOP play (South Central Oklahoma Oil Province) is located in central Oklahoma in Grady, Garvin, Stephens and McClain Counties. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the SCOOP play are prospective for two or more producing zones of economic horizontal development including multiple Woodford benches and the Springer Shale. In addition, operators are also currently testing other formations in the area including the Sycamore, Caney and Osage, which is also referred to as SCORE (Sycamore Caney Osage Resource Expansion). The STACK play (derived from Sooner Trend Anadarko Basin Canadian and Kingfisher Counties) is located in central Oklahoma in Kingfisher, Canadian, Caddo and Blaine Counties. Based on our geologic and engineering data as well as current delineation efforts by operators, we believe our mineral and royalty interests in the STACK play are prospective for four or more producing zones of economic horizontal development including multiple benches within both the Meramec and Woodford formations.

DJ Basin

The DJ Basin is located in Northeast Colorado and Southeast Wyoming, with the majority of operator horizontal drilling activity located in Weld and Broomfield Counties, Colorado, and Laramie County, Wyoming. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the DJ Basin are prospective for four or more producing zones of economic horizontal development including the Niobrara A, B and C and Codell formations.

Williston Basin

The Williston Basin stretches from western North Dakota into eastern Montana with the majority of operator horizontal drilling activity located in Mountrail, Williams, and McKenzie Counties, North Dakota. Based on our geologic and engineering interpretations as well as current operator delineation efforts, we believe our mineral and royalty interests are prospective for two or more producing zones of economic horizontal development including the Bakken and multiple Three Forks benches. The majority of our interests are located in Mountrail, Williams and McKenzie Counties with additional interests owned in Divide, Burke, Dunn, Billings and Stark Counties, North Dakota and Richland County, Montana.

Other Counties

Our other interests are comprised of mineral and royalty interests owned in Carter and Love Counties, Oklahoma in what we refer to as the Extended Woodford play in the Marietta and Ardmore Basins and in

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Bradford, Sullivan and Washington Counties, Pennsylvania in the Marcellus and Utica Shale plays. Our interests in Carter and Love Counties are largely being developed by Exxon Mobil Corporation through their operating subsidiary XTO Energy. Our interests in Pennsylvania are largely being developed by Range Resources Corporation and Chief Oil & Gas LLC.

For more detailed information about the basins and regions described above, please read “Business—Our Properties—Focus Areas.”

Prospective Undeveloped Horizontal Drilling Locations

We believe our production and free cash flow will grow through the drilling of the substantial undeveloped organic inventory of horizontal drilling locations located on our acreage. As of June 30, 2019, we have identified 12,085 gross drilling locations across our gross DSU acreage of which 11,549 were classified as proved, probable and possible in our reserve report as of December 31, 2018 that was audited by CG&A and 536 were associated with acquisitions and additions made after December 31, 2018. Furthermore, we believe additional optionality is possible through the delineation of additional horizontal formations including the Wolfcamp D and Jo Mill in the Permian Basin and the SCORE in the SCOOP and STACK plays which are not currently reflected in our reserve reports as well as downspacing in existing formations. Nearly 48% of our total net horizontal undeveloped locations are located in the Delaware and Midland Basins, with another 24% located in the SCOOP and STACK plays of the Anadarko Basin in Oklahoma, as shown in the following table.

	Gross Horizontal Undeveloped Locations	Percentage of Total Portfolio	Net Horizontal Undeveloped Locations	Percentage of Total Portfolio
Delaware Basin	4,237	35%	43.4	42%
Midland Basin	832	7%	6.6	6%
SCOOP	1,065	9%	8.1	8%
STACK	1,798	15%	16.7	16%
DJ Basin	1,628	13%	21.4	20%
Williston	1,565	13%	2.8	3%
Other	960	8%	5.6	5%

Total	12,085	100%	104.4	100%

Note: Individual amounts may not total due to rounding.

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Additionally, the following table provides a detailed summary of our inventory of horizontal drilling locations as of June 30, 2019.

Productive Horizons	Gross Horizontal Undeveloped Locations(1)	Total Gross Horizontal Locations(2)	DSUs(3)(4)	Gross Horizontal Undeveloped Locations Per DSU(4)	Total Gross Horizontal Locations Per DSU(4)	Net Horizontal Undeveloped Locations(5)
Delaware Basin
Wolfcamp A	1,769	2,328	364	4.9	6.4	21.0
Wolfcamp B	1,024	1,124	340	3.0	3.3	11.4
3rd BS/WC XY	612	765	250	2.4	3.0	4.4
2nd Bone Spring	386	420	149	2.6	2.8	2.3
Avalon	144	164	64	2.3	2.6	0.5
Other	302	332	105	2.9	3.2	3.8

Total	4,237	5,133	367	11.5	14.0	43.4
Midland Basin
Wolfcamp A	202	264	77	2.6	3.4	1.6
Wolfcamp B	204	271	76	2.7	3.6	1.6
Lower Spraberry	314	355	77	4.1	4.6	2.4
Other	112	123	35	3.2	3.5	1.0

Total	832	1,013	77	10.8	13.2	6.6
SCOOP
Woodford	779	1,113	168	4.6	6.6	5.7
Springer	286	377	93	3.1	4.1	2.4

Total	1,065	1,490	168	6.3	8.9	8.1
STACK
Woodford	950	1,056	158	6.0	6.7	8.4
Meramec	848	1,090	140	6.1	7.8	8.3

Total	1,798	2,146	175	10.3	12.3	16.7
DJ Basin
Niobrara	1,212	2,062	185	6.6	11.1	16.0
Codell	416	672	139	3.0	4.8	5.4

Total	1,628	2,734	185	8.8	14.8	21.4
Williston Basin
Bakken	716	1,685	342	2.1	4.9	1.2
Three Forks	849	1,559	342	2.5	4.6	1.6

Total	1,565	3,244	345	4.5	9.4	2.8

Other	960	1,102	144	6.7	7.7	5.6

Grand Total	12,085	16,862	1,461	8.3	11.5	104.4

Note: Individual amounts may not total due to rounding.

(1)	Represents gross horizontal drilling locations across our gross DSU acreage.
(2)	Includes all undeveloped and developed wells in each horizon.
(3)	Represents the aggregate number of DSUs covering any of the applicable productive horizons.
(4)	The number of DSUs in each horizon and locations per DSU in each horizon do not total due to differing prospectivity of each horizon across each DSU (i.e., not all horizons are booked in all DSUs).
(5)	A net well represents a 100% net revenue interest in a single gross well.

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Third-Party Operators

Beyond our technical analysis to identify core, highly economic areas, an additional critical aspect of our evaluation process is to acquire mineral and royalty interests that will be drilled and completed by operators we believe will outperform their peers through the application of the latest drilling and completion technologies in each of our operating basins. The following chart summarizes our exposure to these operators based on the percentage of our net interests in the wells to be drilled by each operator.

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In addition, the following table shows our exposure to each of these operators broken down by our primary focus areas based on the percentage of our net interests in the wells to be drilled by each operator as of June 30, 2019.

	Percentage as of June 30, 2019
Operator	Total Portfolio	Delaware	Midland	SCOOP	STACK	DJ Basin	Williston	Other
Occidental Petroleum	11%	20%	1%	—	—	15%	—	—
Noble Energy	8%	13%	—	—	—	11%	—	—
Encana Corporation	6%	—	2%	21%	18%	—	5%	16%
Continental Resources	5%	—	—	45%	2%	—	13%	18%
Devon Energy	5%	1%	—	—	26%	—	—	1%
Marathon Oil	4%	—	—	21%	15%	—	1%	2%
Cimarex Energy	4%	5%	—	—	10%	—	—	3%
ExxonMobil Corporation	3%	5%	3%	—	—	—	6%	11%
Diamondback Energy	3%	6%	10%	—	—	—	—	—
Pioneer Natural Resources	3%	—	48%	—	—	—	—	—
PRI Operating	3%	7%	—	—	—	—	—	—
Extraction Oil and Gas	3%	—	—	—	—	13%	—	—
Whiting Petroleum Corporation	3%	—	—	—	—	12%	4%	—
Halcon Resources	2%	6%	—	—	—	—	—	—
EOG Resources	2%	1%	—	—	—	9%	5%	—
PDC Energy	2%	1%	—	—	—	7%	—	—
Chevron Corporation	2%	4%	4%	—	—	—	—	—
Concho Resources	2%	4%	1%	—	—	—	—	—
BP Public Limited Company	2%	4%	—	—	—	—	—	—
Verdad Oil & Gas Corporation	1%	—	—	—	—	7%	—	—

Subtotal	73%	77%	68%	87%	71%	75%	33%	51%
Other Operators	27%	23%	32%	13%	29%	20%	67%	49%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Note: Individual amounts may not add up to totals due to rounding.

Business Strategies

Our primary business objective is to deliver an attractive risk-adjusted total return to our shareholders through (i) the growth of our free cash flow generated from our existing portfolio of approximately 74,100 net royalty acres, and (ii) the continued sourcing and execution of accretive mineral acquisitions in the core of highly economic, liquids-rich resource plays. We intend to accomplish this objective by executing the following strategies:

•

Capture growth in free cash flow through continued development of our mineral and royalty interests. We have targeted assets in the core of highly economic, liquids-rich resource plays, and we expect operators to continue deploying rigs and capital to develop our existing mineral and royalty interests, even in low commodity price environments. As of June 30, 2019, there were 943 DUCs across our acreage position, representing 16% of the DUCs estimated by the U.S. Energy Information Administration (the “EIA”) in our primary focus areas (as defined by the EIA, Anadarko, Bakken, Niobrara and Permian). We believe this DUC inventory will contribute to our near-term free cash flow growth as operators complete and turn these DUCs to sales. Further, we expect to generate future free

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cash flow growth from ongoing drilling and permitting activity on our interests. Since inception, our interests have been actively drilled, with a total of 3,920 producing horizontal wells on our gross DSU acreage over the period. Over the three months ended June 30, 2019, there were an average of 62 rigs deployed across our acreage, with an average of approximately 2,285 net mineral acres under development per month. Additionally, operators continue to actively permit our interests, with approximately 123 new gross drilling permits issued per month over the last 12 months and a total of approximately 680 existing gross permitted drilling locations yet to be drilled across our gross DSU acreage as of June 30, 2019 (excluding Laramie County, Wyoming). As a result, we believe that our assets are positioned to provide substantial near- and long-term free cash flow growth without exposure to incremental capital expenditures or lease operating expenses associated with ongoing development.

•

Target a portfolio in the core areas of highly economic, liquids-rich resource plays under premier operators. Our growing portfolio is driven by our acquisition strategy focused on core positions in top-tier, high-return, liquids-rich resource plays that we believe will continue to attract development capital throughout commodity price cycles. Our targeted approach has led us to acquire mineral and royalty interests in 39 selected counties that we consider to be some of the most economically prospective in the country. We believe that our focus on acquiring assets in the core of resource plays will also help to mitigate any negative impact of possible future declines in oil and natural gas prices, as operators have historically continued to deploy rigs and capital to these core areas even in lower commodity price environments. As an example, had we owned our portfolio of approximately 74,100 net royalty acres as of June 30, 2019 since January 1, 2013, we estimate that the pro forma production volumes net to our interests would have grown at an approximate 54% compound annual growth rate from the beginning of 2013 through June 30, 2019, despite average crude oil prices as of June 30, 2019 decreasing by 41% compared to the year ended December 31, 2013.

•

Leverage exploration and production technical expertise to evaluate acquisition opportunities. Our team’s technical expertise and extensive experience with exploration and production companies (i.e., operators) allows us to identify and acquire core mineral and royalty interests that we believe will be developed by premier operators. Our technical evaluation process for a potential mineral and royalty interest acquisition includes, but is not limited to, an evaluation of the following with respect to the associated mineral and royalty interests: (i) the existing producing wells, (ii) the number of productive formations anticipated to be developed, (iii) the number of wells anticipated to be developed per productive formation, (iv) the forecasted estimated ultimate recovery (“EUR”) of all wells per productive formation, (v) the oil and natural gas composition per productive formation and (vi) the anticipated performance of the operator expected to develop the interest. We analyze and estimate the economic returns of the operators to better understand the quality of the mineral interests relative to their other assets. We also evaluate operator performance relative to peers and formulate a drilling timeline, which is typically based on operator activity levels within a resource play and indications by that operator in public or regulatory filings regarding its future drilling and completion activities. As of June 30, 2019, we estimate that 69% of our undeveloped net wells will be drilled by operators who are currently running five or more rigs in the continental United States. If a potential transaction is comprised of multiple DSUs, we evaluate each DSU individually. We believe that acquiring mineral and royalty interests in core areas under top-performing, active operators enhances the probability that our undeveloped mineral and royalty interests will be converted to producing locations that will continue to generate free cash flow growth.

•

Capitalize on strong acquisition sourcing network. Our team leverages its extensive network of acquisition sources, including contacts developed during the 20 years prior to our formation while working as exploration and production operators as well as those developed since our formation in 2012. Since inception, we have sourced and originated a significant number of potential transactions and, through our rigorous underwriting and evaluation process, closed 1,391 mineral and royalty

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transactions. We believe we have developed a reputation in the minerals industry as a responsive, efficient and reliable acquirer, which continues to provide us consistent transaction opportunities in each of our target basins. During the first half of 2019, we increased our mineral and royalty interests by 8% or approximately 5,300 net royalty acres. As a public entity, we have continued to source transactions in the most attractive areas based on our analysis, with the objective of becoming a premier consolidator of mineral and royalty interests in the United States.

•

Maintain financial flexibility via conservative capital structure. We are committed to maintaining a conservative capital structure that will provide us with the financial flexibility to execute our acquisition strategy. Upon completion of this offering, we will have limited indebtedness and believe the proceeds from this offering, cash from operations, any remaining available borrowings under our revolving credit facility (as defined herein) or any other credit facility and future potential access to the public capital markets will provide us with sufficient liquidity and financial flexibility to execute accretive acquisitions to further grow our production and free cash flow.

Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives:

•

Experienced, technically focused team with significant mineral and royalty interest acquisition history and value-creation track record. Our management team has a proven track record of driving total return for shareholders, including sourcing opportunities, executing accretive acquisitions, maximizing asset development and monetizing assets. We have assembled a team of over 35 dedicated professionals, including a technical staff comprised of nine full-time, highly experienced geologists and reservoir engineers who apply a methodical evaluation approach focused on the same criteria as would an operator, while maintaining long-term disciplined underwriting criteria to target transactions in the core areas of liquids-rich resource basins. Our portfolio has been assembled over the past six and a half years through the completion of over 1,391 transactions. Through June 30, 2019, our team has assembled approximately 74,100 net royalty acres in the core areas of premier, liquids-rich resource plays, and we intend to continue being an active acquirer of mineral and royalty interests in the future. We believe our team’s track record of success is exemplified by the historical value that has been created for public and private shareholders of both Brigham Exploration and Brigham Operating through the early-stage identification, acquisition and monetization of positions in liquids-rich resource plays in the Williston Basin and Southern Delaware in the Permian Basin, ultimately resulting in the sale of Brigham Exploration’s and Brigham Operating’s assets for an aggregate of $7.0 billion. Furthermore, during its time as a public company, Brigham Exploration’s enterprise value grew from $117.5 million at the time of its initial public offering to its eventual sale to Statoil for $4.4 billion.

•

Minerals and royalties are a perpetual asset class unburdened by both development capital expenditures and lease operating expenses, thereby driving significant free cash flow. Our mineral interests are a perpetual right to a fixed percentage of royalty revenues from the oil, natural gas and NGLs extracted from our interests. As a mineral and royalty owner, we do not incur any of the capital commitments related to drilling the undeveloped horizontal inventory on our interests, the ongoing lease operating expenses as minerals on our acreage are produced or the potential environmental or operational liabilities related to maintaining oil, natural gas and NGL production, including workovers and other well remediation and abandonment costs. As a result, we benefit from organic free cash flow growth associated with our mineral and royalty interests and believe that we realize higher margins over time with less exposure to risks than an exploration and production company. Finally, due to the perpetual nature of our mineral interests and the lack of future development costs, we benefit from: (i) the development of additional producing formations underlying our interests as operators delineate

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different horizons, (ii) the drilling of additional wells per producing formation as operators determine optimal well spacing, (iii) improved EURs as operators continuously improve drilling and completion techniques, and (iv) incremental lease bonus payments when we have the opportunity to lease existing open acreage or to re-lease acreage that has expired or is not held by production under the terms of our leases.

•

Multi-year drilling inventory in the core of four active liquids-rich resource basins. As of June 30, 2019, we had interests in approximately 3,920 producing horizontal wells across 1,461 identified DSUs, or an average of 2.7 producing horizontal wells per DSU. As of June 30, 2019, we have identified 12,085 horizontal drilling locations that are yet to be drilled by operators across those 1,461 DSUs, which we believe will drive future free cash flow growth. These undeveloped horizontal drilling locations are located across (i) four liquids-rich, target basins including the Permian, SCOOP/STACK plays in the Anadarko, DJ and Williston; (ii) a diverse portfolio of operators including Noble Energy, Inc. (“Noble”), Occidental Petroleum (“OXY), Encana Corporation (“Encana”) and Continental Resources, Inc. (“Continental”); and (iii) a number of productive formations including the Wolfcamp, Bone Spring, Avalon, Woodford, Springer, Meramec, Niobrara, Codell, Bakken and Three Forks benches. In addition, we expect operators will continue to delineate additional geologic zones and optimize well spacing across our acreage, leading to incremental locations that we do not currently include in our inventory.

•

Portfolio of high-quality operators developing our position. We expect our mineral and royalty interests to be converted from undeveloped to producing by a portfolio of high-quality operators who deploy the latest drilling and completion technologies and have significant access to capital, including OXY, Noble, Encana and Continental, as well as other best-in-class operators throughout our core areas. As of June 30, 2019, we have exposure to the top five operators by permit, drilling activity and gross operated production in each of the plays in which our mineral and royalty interests are located. As of June 30, 2019, we estimate that 69% of our undeveloped net wells will be drilled by operators who are currently running five or more rigs in the continental United States. Because of our exposure to the most active operators within the core of each of our basins, we believe that capital will continue to be deployed in low commodity price environments to convert our drilling inventory into producing locations, thereby increasing our free cash flow.

Our Initial Public Offering and Corporate Structure

Brigham Minerals, Inc. was incorporated as a Delaware corporation in June 2018 for the purpose of completing an initial public offering (the “IPO”) and related transactions. On April 23, 2019, in connection with the IPO, Brigham Minerals, Inc. became a holding company whose sole material asset consists of units in Brigham LLC (the “Brigham LLC Units”). Brigham LLC wholly owns Brigham Resources, which wholly owns the Minerals Subsidiaries, which own all of our operating assets. The remainder of the Brigham LLC Units are held by affiliates of Warburg Pincus LLC (“Warburg Pincus”), Yorktown Partners LLC (“Yorktown”), Pine Brook Road Advisors, LP (“Pine Brook”) and certain of our management members and other prior investors (together with Warburg Pincus, Yorktown and Pine Brook, the “Original Owners”). In addition, in connection with the IPO, Brigham Minerals, Inc. became the managing member of Brigham LLC and is responsible for all operational, management and administrative decisions of Brigham LLC’s business. Certain of the Original Owners hold shares of our Class A common stock as a result of restructuring transactions that occurred in July 2018 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations of Our Predecessor—Corporate Reorganization” below).

On April 23, 2019, we completed our IPO of 14,500,000 shares of our Class A common stock at a price to the public of $18.00 per share. In connection with the IPO, we granted the underwriters a 30-day option to

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purchase an additional 2,175,000 shares of Class A common stock, which was exercised in full on April 24, 2019. After deducting underwriting discounts and commissions and offering expenses, we received approximately $274.9 million in net proceeds from the IPO (including the exercise of the underwriters’ option to purchase additional shares). We contributed all of the net proceeds from the IPO to Brigham LLC in exchange for Brigham LLC Units. Brigham LLC used the net proceeds to fully repay borrowings under its credit facility of $202.3 million and the remainder to fund mineral and royalty acquisitions.

As the sole managing member of Brigham LLC, Brigham Minerals, Inc. operates and controls all of the business and affairs of Brigham LLC, and through Brigham LLC and its subsidiaries, conducts its business. As a result, we consolidate the financial results of Brigham LLC and its subsidiaries and report temporary equity related to the portion of Brigham LLC Units not owned by us, which will reduce net income (loss) attributable to the holders of our Class A common stock. After giving effect to this offering, Brigham Minerals, Inc. will own     % of Brigham LLC.

Each of the Original Owners holds one share of our Class B common stock for each Brigham LLC Unit such person holds. Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Under the First Amended and Restated Limited Liability Company Agreement of Brigham LLC (the “Brigham LLC Agreement”), each holder of a Brigham LLC Unit (a “Brigham Unit Holder”) has, subject to certain limitations, the right (the “Redemption Right”) to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Brigham Unit Holder’s redemption election must be made by our independent directors (within the meaning of the New York Stock Exchange and Section 10A-3 of the Securities Act). We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Brigham LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Brigham LLC Agreement.” The Original Owners have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Some of the selling stockholders intend to acquire all or a portion of the shares of Class A common stock to be sold by them in this offering through an exercise of their Redemption Right, which will correspondingly increase Brigham Minerals’ interest in Brigham LLC. Brigham Minerals intends to contribute all of the net proceeds received by it from this offering to Brigham LLC in exchange for additional Brigham LLC Units.

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The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Certain of the interests of our management in Brigham LLC are held indirectly through Brigham Equity Holdings, LLC. Brigham Equity Holdings, LLC directly owns 427,223 Brigham LLC Units, representing an approximate 0.8% interest in Brigham LLC.

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The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of                 additional shares of Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders if the underwriters’ exercise their option to purchase additional shares from the selling stockholders.

Our Principal Stockholders

We have valuable relationships with Warburg Pincus, Yorktown and Pine Brook, private investment firms focused on investments in the energy sector. Upon completion of this offering, affiliates of Warburg Pincus, Yorktown and Pine Brook (collectively, our “Sponsors”) will own approximately                 shares of Class A common stock and                 shares of Class B common stock (or                shares of Class A common stock and                 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares), representing approximately     % of the voting power of Brigham Minerals (or     % if the underwriters exercise in full their option to purchase additional shares), and                  Brigham LLC Units. Please see “Principal and Selling Stockholders.”

Warburg Pincus is a leading global private equity firm focused on growth investing. The firm has more than $62 billion in private equity assets under management. The firm’s active portfolio of more than 190 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 20 private equity funds, which have invested more than $80 billion in over 910 companies in more than 40 countries. Since the late 1980s, Warburg Pincus has invested more than $14.6 billion in energy and natural resources companies around the world. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai and Singapore.

Yorktown is an independently owned and operated asset management firm that was founded in 1991, dedicated to making private equity investments in the energy sector. Yorktown has raised twelve energy funds totaling more than $8.5 billion that has been invested in over 120 companies. Headquartered in New York, the firm makes primarily growth capital investments in the business of oil and natural gas production, pipelines, gathering systems and processing/fractionation plants, and to a lesser extent, energy-related manufacturing and services. Most investments are domiciled in North America with all investment properties being located onshore. Investing both as general partners and limited partners, the individual Yorktown partners combine to be among the largest investors in each fund.

Pine Brook is an investment firm that manages more than $6 billion of limited partner commitments. Pine Brook focuses on making “business building” investments, primarily in energy and financial services businesses. Pine Brook’s team of investment professionals collectively has over 300 years of experience financing the growth of businesses with equity, working alongside talented entrepreneurs and experienced management teams to build businesses of scale without relying on acquisition leverage. Over its 12-year investment history, Pine Brook has led or co-led 55 investments in the energy and financial services sectors, totaling over $10.6 billion in capital invested. In addition to Brigham Minerals, Pine Brook has invested in 28 energy companies. The firm is headquartered in New York with an office in Houston.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we are an emerging growth company, we may take advantage of specified exemptions from

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Confidential Treatment Requested by Brigham Minerals, Inc.

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reporting and other regulatory requirements that are otherwise generally applicable to other public companies. These exemptions include:

•

an exemption from providing an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise; and

•	reduced disclosure of executive compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will cease to be an “emerging growth company” upon the earliest of (i) when we have $1.07 billion or more in annual revenues; (ii) when we issue more than $1.0 billion of non-convertible debt over a three-year period; (iii) December 31, 2024; or (iv) when we have qualified as a “large accelerated filer,” which refers to when we (w) will have an aggregate worldwide market value of voting and non-voting shares of common equity securities held by our non-affiliates of $700 million or more, as of the last business day of our most recently completed second fiscal quarter, (x) have been subject to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 calendar months, (y) have filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (z) are no longer eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act, for our annual and quarterly reports.

Principal Executive Offices

Our principal executive offices are located at 5914 W. Courtyard Drive, Suite 150, Austin, Texas 78730, and our telephone number at that address is (512) 220-6350.

Our website address is www.brighamminerals.com. We make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Risk Factors

An investment in our Class A common stock involves risks. You should carefully consider the following considerations, the risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

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Risks Related to Our Business

•

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

•

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate our acreage could have an adverse effect on our results of operations. In particular, a number of our operators have announced a reduction in projected capital expenditures for 2019.

•	Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

•	Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

•	Our operators’ identified potential drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

•

We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

•

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

•

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

•	We have little to no control over the timing of future drilling with respect to our mineral and royalty interests.

•	Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

•

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

•

The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines and refining facilities, which neither we nor many of our operators control. Any limitation in the availability of those facilities could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

•

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•

Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for shares of our Class A common stock.

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•	We rely on a few key individuals whose absence or loss could adversely affect our business.

•

The results of exploratory drilling in shale plays will be subject to risks associated with drilling and completion techniques and drilling results may not meet our expectations for reserves or production.

•

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

•

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing, including recent proposed legislation and ballot initiatives in Colorado, could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

•	Our revolving credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to declare dividends.

•

The adoption of climate change legislation at the state or federal level could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

•	Operating hazards and uninsured risks may result in substantial losses to us or our operators, and any losses could adversely affect our results of operations and free cash flow.

•	Title to the properties in which we have an interest may be impaired by title defects.

•	Loss of our or our operators’ information and computer systems, including as a result of cyber attacks, could materially and adversely affect our business.

Risks Related to this Offering and Our Class A Common Stock

•

Brigham Minerals is a holding company. Brigham Minerals’ sole material asset is its equity interest in Brigham LLC and it is accordingly dependent upon distributions from Brigham LLC to pay taxes, cover its corporate and other overhead expenses and pay any dividends on our Class A common stock.

•

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

We have identified and are in the process of remediating certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may cause current and potential stockholders to lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The Offering

Issuer	Brigham Minerals, Inc.

Class A common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Class A common stock offered by the selling stockholders	shares (or shares, if the underwriters exercise in full their option to purchase additional shares), of which represent shares to be issued upon redemption of an equivalent number of their Brigham LLC Units (together with a corresponding number of shares of our Class B common stock) prior to completion of this offering.

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock to the extent the underwriters sell more than shares of Class A common stock in this offering.

Class A common stock outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full) or one share for each Brigham LLC Unit held by the Brigham Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	% (or 100.0% if all outstanding Brigham LLC Units held by the Brigham Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Original Owners will own shares of Class A common stock, representing approximately % of the voting power of the Company.

Voting power of Class B common stock after giving effect to this offering	% (or 0% if all outstanding Brigham LLC Units held by the Brigham Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Brigham Unit Holders will own shares of Class B common stock, representing approximately % of the voting power of the Company.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the public offering price of $ per share, after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds from this offering to Brigham LLC in exchange for additional Brigham LLC Units. Brigham LLC will use a portion of the net proceeds from this offering to repay the outstanding indebtedness under our revolving credit facility and the remaining net proceeds to fund future acquisitions of mineral and royalty interests. Please read “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including if the underwriters exercise their option to purchase additional shares of Class A common stock from the selling stockholders.

Dividend policy	We paid our first quarterly cash dividend of $0.33 per share of our Class A common stock on August 29, 2019 to stockholders of record as of August 5, 2019. We expect to pay future dividends on our Class A common stock in amounts determined from time to time by our board of directors. However, the declaration and payment of any future dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Future dividend levels will depend on the earnings of our subsidiaries, including Brigham LLC, their financial condition, cash requirements, regulatory restrictions, any restrictions in financing agreements (including our revolving credit facility) and other factors deemed relevant by the board. Please read “Dividend Policy.”

Redemption Rights of Brigham Unit Holders

Under the Brigham LLC Agreement, each Brigham Unit Holder has, subject to certain limitations, the right, pursuant to the Redemption Right, to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Brigham Unit Holder’s redemption election must be made by our independent directors (within the meaning of the NYSE and Section 10A-3 of the Securities Act). Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) has the right, pursuant to the Call Right, to acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Brigham LLC Agreement.”

Listing and trading symbol	Shares of our Class A common stock trade on the New York Stock Exchange (the “NYSE”) under the symbol “MNRL.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Unless indicated otherwise, information regarding outstanding shares of our Class A common stock does not include shares of Class A common stock reserved for issuance pursuant to our LTIP (as defined in “Executive Compensation—2019 Long Term Incentive Plan”).

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Summary Historical Financial Data

Brigham Minerals was formed in June 2018 and had limited historical financial operating results prior to the IPO. Following the IPO, Brigham Minerals became the sole managing member for Brigham LLC. As a result, Brigham Minerals consolidates the financial results of Brigham LLC and its subsidiaries and reports temporary equity related to the portion of the Brigham LLC Units not owned by Brigham Minerals. For periods prior to the completion of the IPO, the accompanying consolidated financial statements include the historical financial position and results of operations of Brigham Resources (excluding the historical results and operations of Brigham Operating), our predecessor for accounting purposes.

The summary historical consolidated financial data as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical consolidated interim financial data as of and for the six months ended June 30, 2019 and 2018 is derived from the unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that are considered necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

For a detailed discussion of the summary historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical financial statements included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
	(In thousands)
Statement of Operations Data:
Revenue:
Mineral and royalty revenue	$40,639	$26,386	$59,758	$30,066
Lease bonus and other revenue	2,155	4,586	7,506	10,842

Total revenue	42,794	30,972	67,264	40,908

Other operating income:
Gain on sale of oil and gas properties, net	—	—	—	94,551

Operating expense:
Gathering, transportation and marketing	2,637	2,007	3,944	1,754
Severance and ad valorem taxes	2,829	1,642	3,536	1,601
Depreciation, depletion and amortization	11,876	5,758	13,915	6,955
General and administrative	11,711	2,782	6,638	3,935

Total operating expense	29,053	12,189	28,033	14,245

Operating income	13,741	18,783	39,231	121,214

Other income (expense):
Gain/(Loss) on derivative instruments, net	(612)	(914)	424	(121)
Interest expense, net	(5,095)	(1,126)	(7,446)	(556)
Loss on extinguishment of debt	(6,933)	—	—	—
Gain (Loss) on sale and distribution of equity securities	—	823	823	(4,222)
Other income, net	35	10	110	305

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
	(In thousands)
Income before income taxes	1,136	17,576	33,142	116,620

Income tax (benefit)/expense	307	28	327	1,008

Net income	$829	$17,548	$32,815	$115,612

Net income attributable to Predecessor	(5,092)	(17,548)	(30,976)	115,612
Net loss attributable to temporary equity	2,941	—	—	—

Net income (loss) attributable to common stockholders	(1,322)	—	1,839	—

Net income (loss) per share attributable to common stockholders
Basic	(0.24)	—	—	—
Diluted	(0.25)	—	—	—
Weighted-average number of shares
Basic	8,959	—	—	—
Diluted	20,806	—	—	—
Other Financial Data:
Adjusted EBITDA(1)	32,112	24,541	53,146	33,618
Adjusted EBITDA ex lease bonus(1)	29,957	19,955	45,640	22,776
Balance Sheet Data:
Cash and cash equivalents	$82,727		$31,985	$6,886
Total assets	677,642		554,026	334,477
Long-term debt, including current maturities	—		170,705	27,000
Total liabilities	7,224		180,078	32,303
Temporary equity	611,962		—	—
Permanent equity	58,456		373,948	302,174

(1)

Please read “—Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”).

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA ex lease bonus are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We define Adjusted EBITDA as net income (loss) before depreciation, depletion and amortization, interest expense, gain or loss on sale and distribution of equity securities, gain or loss on derivative instruments and income tax expense, less other income and gain or loss on sale of oil and gas properties. We define Adjusted EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Adjusted EBITDA and Adjusted EBITDA ex lease bonus do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA and Adjusted EBITDA ex lease bonus have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our computation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus may differ from computations of similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to the most directly comparable GAAP financial measure for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to net income:
Net income	$829	$17,548	$32,815	$115,612
Add:
Depreciation, depletion and amortization	11,876	5,758	13,915	6,955
Share-based compensation expense	6,495	—	—	—
Interest expense, net	5,095	1,126	7,446	556
Loss on extinguishment of debt	6,933	—	—	—
Loss on sale and distribution of equity securities	—	—	—	4,222
Loss on derivative instruments, net	612	914	—	121
Income tax expense	307	28	327	1,008
Less:
Gain on derivative instruments, net	—	—	424	—
Other income, net	35	10	110	305
Gain on sale of oil and gas properties	—	—	—	94,551
Gain on sale and distribution of equity securities	—	823	823	—
Income tax benefit	—	—	—	—

Adjusted EBITDA	$32,112	$24,541	$53,146	$33,618

Less:
Lease bonus revenue	2,155	4,586	7,506	10,842

Adjusted EBITDA ex lease bonus	$29,957	$19,955	$45,640	$22,776

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Confidential Treatment Requested by Brigham Minerals, Inc.

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Summary Reserve Data

The following table sets forth estimates of our net proved, probable and possible oil, natural gas and NGL reserves as of December 31, 2018 based on a reserve report audited by CG&A. The reserve report was prepared in accordance with the rules and regulations of the SEC. You should refer to “Risk Factors,” “Business—Oil, Natural Gas and NGL Data—Proved, Probable and Possible Reserves,” “Business—Oil, Natural Gas and NGL Production Prices and Costs—Production and Price History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included herein in evaluating the material presented below. The following table provides our estimated proved, probable and possible reserves as of December 31, 2018 using the provisions of the SEC rule regarding reserve estimation regarding a historical twelve-month pricing average applied prospectively.

December 31, 2018(1)
Estimated proved developed reserves:
Oil (MBbls)	6,067
Natural gas (MMcf)	21,735
NGLs (MBbls)	1,898

Total (MBoe)	11,588
Estimated proved undeveloped reserves:
Oil (MBbls)	6,923
Natural gas (MMcf)	30,062
NGLs (MBbls)	3,220

Total (MBoe)	15,153
Estimated proved reserves:
Oil (MBbls)	12,990
Natural gas (MMcf)	51,797
NGLs (MBbls)	5,118

Total (MBoe)	26,741
Estimated probable reserves:
Oil (MBbls)(2)	14,854
Natural gas (MMcf)(2)	66,682
NGLs (MBbls)(2)	7,560

Total (MBoe)(2)	33,528
Estimated possible reserves:
Oil (MBbls)(2)	10,302
Natural gas (MMcf)(2)	29,775
NGLs (MBbls)(2)	3,545

Total (MBoe)(2)	18,810
Oil—WTI posted price per Bbl	65.66
Natural gas—Henry Hub spot price per Mcf	3.12

(1)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average West Texas Intermediate posted price of $65.66 per barrel as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 22% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.12 per MMBtu as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the proved properties are $61.31 per barrel of oil, $23.98 per barrel of NGL and $2.51 per Mcf of gas as of December 31, 2018.

(2)	All of our estimated probable and possible reserves are classified as undeveloped.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

Our revenues, operating results, free cash flow and the carrying value of our mineral and royalty interests depend significantly upon the prevailing prices for oil, natural gas and NGLs. Historically, oil, natural gas and NGL prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	the domestic and foreign supply of and demand for oil, natural gas and NGLs;

•	market expectations about future prices of oil, natural gas and NGLs;

•	the level of global oil, natural gas and NGL exploration and production;

•	the cost of exploring for, developing, producing and delivering oil, natural gas and NGLs;

•	the price and quantity of foreign imports and U.S. exports of oil, natural gas and NGLs;

•	the level of U.S. domestic production;

•	political and economic conditions in oil producing regions, including the Middle East, Africa, South America and Russia;

•	the ability of members of the Organization of Petroleum Exporting Countries (“OPEC”) to agree to and maintain oil price and production controls;

•	trading in oil, natural gas and NGL derivative contracts;

•	the level of consumer product demand;

•	weather conditions and natural disasters;

•	technological advances affecting energy consumption, energy storage and energy supply;

•	domestic and foreign governmental regulations and taxes;

•

the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East and economic sanctions such as those imposed by the U.S. on oil and gas exports from Iran;

•	the proximity, cost, availability and capacity of oil, natural gas and NGL pipelines and other transportation facilities;

•	the price and availability of alternative fuels; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and NGL price movements with any certainty. For example, during the past five years, the posted

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

price for West Texas Intermediary (“WTI”) light sweet crude oil has ranged from a low of $26.19 per barrel in February 2016 to a high of $78.77 per barrel in November 2014, and the Henry Hub spot market price of natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $6.24 per MMBtu in January 2018.

Any substantial decline in the price of oil, natural gas and NGLs or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations and free cash flow. In addition, lower oil, natural gas and NGL prices may reduce the amount of oil, natural gas and NGLs that can be produced economically by our operators, which may reduce our operators’ willingness to develop our properties. This may result in our having to make substantial downward adjustments to our estimated proved, probable or possible reserves, which could negatively impact our borrowing base and our ability to fund our operations. If this occurs or if production estimates change or exploration or development results deteriorate, the full cost method of accounting principles may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties. Our operators could also determine during periods of low commodity prices to shut in or curtail production from wells on our properties. In addition, they could determine during periods of low commodity prices to plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. Specifically, they may abandon any well if they reasonably believe that the well can no longer produce oil, natural gas or NGLs in commercially paying quantities.

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate our acreage could have an adverse effect on our results of operations. In particular, a number of our operators have announced a reduction in projected capital expenditures for 2019.

Our assets consist of mineral and royalty interests. Because we depend on third-party operators for all of the exploration, development and production on our properties, we have little to no control over the operations related to our properties. For the year ended December 31, 2018 and the six months ended June 30, 2019, we received revenue from over 100 and 180 operators, respectively, with approximately 60% and 53% coming from the top ten operators on our properties, respectively. The failure of our operators to adequately or efficiently perform operations or an operator’s failure to act in ways that are in our best interests could reduce production and revenues. Furthermore, our operators may reduce capital expenditures devoted to exploration, development and production on our properties, which could negatively impact revenues we receive. For example, a number of our operators have announced a reduction in projected capital expenditures for 2019 and such reduction may affect their development activities on our properties. Our operators are often not obligated to undertake any development activities other than those required to maintain their leases on our acreage. In the absence of a specific contractual obligation, any development and production activities will be subject to their reasonable discretion (subject to certain implied obligations to develop imposed by the laws of some states). Our operators could determine to drill and complete fewer wells on our acreage than is currently expected. The success and timing of drilling and development activities on our properties, and whether the operators elect to drill any additional wells on our acreage, depends on a number of factors that are largely outside of our control, including:

•	the capital costs required for drilling activities by our operators, which could be significantly more than anticipated;

•	the ability of our operators to access capital;

•	prevailing commodity prices;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

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•	the operators’ expertise, operating efficiency and financial resources;

•	approval of other participants in drilling wells;

•	the operators’ expected return on investment in wells drilled on our acreage as compared to opportunities in other areas;

•	the selection of technology;

•	the selection of counterparties for the marketing and sale of production; and

•	the rate of production of the reserves.

The operators may elect not to undertake development activities, or may undertake these activities in an unanticipated fashion, which may result in significant fluctuations in our results of operations and free cash flow. Sustained reductions in production by the operators on our properties may also adversely affect our results of operations and free cash flow. Additionally, if an operator were to experience financial difficulty, the operator might not be able to pay its royalty payments or continue its operations, which could have a material adverse impact on us.

Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

We depend partly on acquisitions to grow our reserves, production and free cash flow. Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data, and other information, the results of which are often inconclusive and subject to various interpretations. The successful acquisition of properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil, natural gas and NGL prices and their applicable differentials;

•	development plans;

•	the operating costs our operators would incur to develop and operate the properties; and

•	potential environmental and other liabilities that operators of the properties may incur.

The accuracy of these assessments is inherently uncertain and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices, given the nature of our interests. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing. In addition, these acquisitions may be in geographic regions in which we do not currently hold properties, which could subject us to additional and unfamiliar legal and regulatory requirements. Further, the success of any completed acquisition will depend on our ability to integrate effectively the acquired assets into our existing operations. The process of integrating acquired assets may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources.

No assurance can be given that we will be able to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets.

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Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition, results of operations and free cash flow. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our growth, results of operations and free cash flow.

Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

Even if we do make acquisitions that we believe will increase our cash generated from operations, any acquisition involves potential risks, including, among other things:

•

the validity of our assumptions about estimated proved, probable and possible reserves, future production, prices, revenues, capital expenditures, the operating expenses and costs our operators would incur to develop the minerals;

•	a decrease in our liquidity by using a significant portion of our cash generated from operations or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which any indemnity we receive is inadequate;

•	mistaken assumptions about the overall cost of equity or debt;

•	our ability to obtain satisfactory title to the assets we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	the occurrence of other significant changes, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges.

Our operators’ identified potential drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

The ability of our operators to drill and develop identified potential drilling locations depends on a number of uncertainties, including the availability of capital, construction of and limitations on access to infrastructure, inclement weather, regulatory changes and approvals, oil, natural gas and NGL prices, costs, drilling results and the availability of water. Further, our operators’ identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional interpretation. The use of technologies and the study of producing fields in the same area will not enable our operators to know conclusively prior to drilling whether oil, natural gas or NGLs will be present or, if present, whether oil, natural gas or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, our operators may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If our operators drill additional wells that they identify as dry holes in current and future drilling locations, their drilling success rate may decline and materially harm their business as well as ours.

We cannot assure you that the analogies our operators draw from available data from the wells on our acreage, more fully explored locations or producing fields will be applicable to their drilling locations. Further, initial production rates reported by our or other operators in the areas in which our reserves are located may not be indicative of future or long-term production rates. Additionally, actual production from wells may be less than

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

expected. For example, a number of operators have recently announced that newer wells drilled close in proximity to already producing wells have produced less oil and gas than forecast. Because of these uncertainties, we do not know if the potential drilling locations our operators have identified will ever be drilled or if our operators will be able to produce oil, natural gas or NGLs from these or any other potential drilling locations. As such, the actual drilling activities of our operators may materially differ from those presently identified, which could adversely affect our business, results of operation and free cash flow.

Finally, the potential drilling locations we have identified are based on the geologic and other data available to us and our interpretation of such data. As a result, our operators may have reached different conclusions about the potential drilling locations on our properties, and our operators control the ultimate decision as to where and when a well is drilled.

We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

A failure on the part of the operators to make royalty payments gives us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement operator. However, we might not be able to find a replacement operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing operator could be subject to a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”), in which case our right to enforce or terminate the lease for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the Bankruptcy Code, the bankrupt operator would have a substantial period of time to decide whether to ultimately reject or assume the lease, which could prevent the execution of a new lease or the assignment of the existing lease to another operator. In the event that the operator rejected the lease, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new lease with a new operator, the replacement operator may not achieve the same levels of production or sell oil or natural gas at the same price as the operator it replaced.

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in connection with the acquisition of mineral and royalty interests. To date, we have financed capital expenditures primarily with funding from capital contributions, cash generated by operations, proceeds from our IPO and borrowings under our debt arrangements.

In the future, we may need capital in excess of the amounts we retain in our business or borrow under our revolving credit facility. We cannot assure you that we will be able to access external capital on terms favorable to us or at all. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and free cash flow.

Most of our operators are also dependent on the availability of external debt and equity financing sources to maintain their drilling programs. If those financing sources are not available to the operators on favorable terms or at all, then we expect the development of our properties to be adversely affected. If the development of our properties is adversely affected, then revenues from our mineral and royalty interests may decline.

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Pursuant to 17 C.F.R. § 200.831

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

Producing oil and natural gas wells are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil, natural gas and NGL reserves and our operators’ production thereof and our free cash flow are highly dependent on the successful development and exploitation of our current reserves and our ability to successfully acquire additional reserves that are economically recoverable. Moreover, the production decline rates of our properties may be significantly higher than currently estimated if the wells on our properties do not produce as expected. We may also not be able to find, acquire or develop additional reserves to replace the current and future production of our properties at economically acceptable terms. Aside from acquisitions, we have little to no control over the exploration and development of our properties. If we are not able to replace or grow our oil, natural gas and NGL reserves, our business, financial condition and results of operations would be adversely affected.

We have little to no control over the timing of future drilling with respect to our mineral and royalty interests.

As of December 31, 2018, only 11,587 MBoe of our total estimated reserves were proved developed reserves. The remaining 15,153 MBoe, 33,528 MBoe and 18,809 MBoe of our total estimated reserves as of December 31, 2018 were PUDs, probable undeveloped reserves and possible undeveloped reserves, respectively, and may not ultimately be developed or produced by the operators of our properties. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations, and the decision to pursue development of an undeveloped drilling location will be made by the operator and not by us. We generally do not have access to the estimated costs of development of these reserves or the scheduled development plans of our operators. The reserve data included in the reserve report of CG&A assumes that substantial capital expenditures are required to develop the reserves. We cannot be certain that the estimated costs of the development of these reserves are accurate, that development will occur as scheduled or that the results of the development will be as estimated. Delays in the development of our reserves, increases in costs to drill and develop our reserves or decreases in commodity prices will reduce the future net revenues of our estimated undeveloped reserves and may result in some projects becoming uneconomical. In addition, delays in the development of reserves could force us to reclassify certain of our proved undeveloped reserves as unproved reserves.

Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

Project areas on our properties are in various stages of development, ranging from project areas with current drilling or production activity to project areas that have limited drilling or production history. If the wells in the process of being completed do not produce sufficient revenues or if dry holes are drilled, our financial condition, results of operations and free cash flow may be adversely affected.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly water and sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. In accordance with customary industry practice, our operators rely on independent third-party service providers to provide many of the services and equipment necessary to drill new wells. If our operators are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer. Shortages of drilling rigs,

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Pursuant to 17 C.F.R. § 200.831

equipment, raw materials, supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our operators’ exploration and development operations, which in turn could have a material adverse effect on our financial condition, results of operations and free cash flow.

The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines and refining facilities, which neither we nor many of our operators control. Any limitation in the availability of those facilities could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

The marketability of our or our operators’ production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods, and processing and refining facilities owned by third parties. The amount of oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on these systems, tanker truck availability and extreme weather conditions. Also, production from our wells may be insufficient to support the construction of pipeline facilities, and the shipment of our or our operators’ oil, natural gas and NGLs on third-party pipelines may be curtailed or delayed if it does not meet the quality specifications of the pipeline owners. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we or our operators are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation, processing or refining-facility capacity could reduce our or our operators’ ability to market the production from our properties and have a material adverse effect on our financial condition, results of operations and free cash flow. Our or our operators’ access to transportation options and the prices we or our operators receive can also be affected by federal and state regulation—including regulation of oil, natural gas and NGL production, transportation and pipeline safety—as well by general economic conditions and changes in supply and demand. In addition, the third parties on whom we or our operators rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

Our derivative activities could result in financial losses and reduce earnings.

From time to time in the past we have used, and in the future we may use, derivative instruments for a portion of our future oil, natural gas and NGL production, including fixed price swaps, collars and basis swaps, to mitigate the risk and resulting impact of commodity price volatility. However, these hedging activities may not be as effective as we intend in reducing the volatility of our cash flows and, if entered into, are subject to the risks that the terms of the derivative instruments will be imperfect, a counterparty may not perform its obligations under a derivative contract, there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received, our hedging policies and procedures may not be properly followed and the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved. Further, we may be limited in receiving the full benefit of increases in oil, natural gas and NGL prices as a result of these hedging transactions. The occurrence of any of these risks could prevent us from realizing the benefit of a derivative contract. Further, our hedging activities are not likely to mitigate the entire exposure of our operations to commodity price volatility. To the extent we do not hedge against commodity price volatility, or our hedges are not effective, our results of operations and financial position may be diminished.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Oil, natural gas and NGL reserve engineering is not an exact science and requires subjective estimates of underground accumulations of oil, natural gas and NGLs and assumptions concerning future oil, natural gas and

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Pursuant to 17 C.F.R. § 200.831

NGL prices, production levels, ultimate recoveries and operating and development costs. As a result, estimated quantities of proved, probable and possible reserves, projections of future production rates and the timing of development expenditures may be incorrect. Our estimates of proved, probable and possible reserves and related valuations as of December 31, 2018 were audited by CG&A. CG&A conducted a detailed review of all of our properties for the period covered by its reserve report using information provided by us. Over time, we may make material changes to reserve estimates taking into account the results of actual drilling, testing and production. For example, in connection with the restatement of our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018, we also elected to revise our previously reported reserves as of June 30, 2018 in order to properly account for our ownership interests in certain of our properties where there were title discrepancies and calculation errors within our internal reserves tracking software. In addition, certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating and development costs may prove incorrect. A substantial portion of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves and future cash generated from operations. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGLs that are ultimately recovered being different from our reserve estimates.

Furthermore, the present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. In accordance with rules established by the SEC and the Financial Accounting Standards Board (the “FASB”), we base the estimated discounted future net cash flows from our proved reserves on the twelve- month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month, and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

SEC rules could limit our ability to book additional proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional proved undeveloped reserves as the operators of our properties pursue their drilling programs. Moreover, we may be required to write down our proved undeveloped reserves if those wells are not drilled within the required five-year timeframe. Furthermore, we typically do not have access to the drilling schedules of our operators and make our determinations about their estimated drilling schedules from any development provisions in the relevant lease agreement and the historical drilling activity, rig locations, production data and permit trends, as well as investor presentations and other public statements of our operators. Although we believe that our approach in making such determinations is conservative, the accuracy of any such determination is inherently uncertain and subject to a number of assumptions and factors outside of our control, including but not limited to those described under “—We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate our acreage could have an adverse effect on our results of operations. In particular, a number of our operators have announced a reduction in projected capital expenditures for 2019 [and 2020].” Any significant variance between our estimates and the actual drilling schedules of our operators may require us to write down our proved undeveloped reserves.

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Pursuant to 17 C.F.R. § 200.831

If oil, natural gas and NGL prices decline to near or below the low levels experienced in 2015 and 2016, we could be required to record impairments of our proved oil, natural gas and NGL properties that would constitute a charge to earnings and reduce our shareholders’ equity.

Accounting rules require that we review the carrying value of our oil, natural gas and NGL properties for possible impairment at the end of each quarter. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development activities, production data, economics and other factors, we may be required to write down the carrying value of our properties. The net capitalized costs of our proved oil, natural gas and NGL properties are subject to a full cost ceiling limitation for which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%. To the extent capitalized costs of evaluated properties, net of accumulated depreciation, depletion, amortization and impairment, exceed estimated discounted future net revenues of our proved oil, natural gas and NGL reserves, the excess capitalized costs are charged to expense. The risk that we will be required to recognize impairments of our oil, natural gas and NGL properties increases during periods of low commodity prices. In addition, impairments would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues. An impairment recognized in one period may not be reversed in a subsequent period even if higher oil, natural gas and NGL prices increase the cost center ceiling applicable to the subsequent period. If we incur impairment charges in the future, our results of operations for the periods in which such charges are taken may be materially and adversely affected.

Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for shares of our Class A common stock.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances in fuel economy and energy-generation devices could reduce demand for oil, natural gas and NGLs. The impact of the changing demand for oil, natural gas and NGL services and products may have a material adverse effect on our business, financial condition, results of operations and free cash flow. It is also possible that the concerns about the production and use of fossil fuels will reduce the number of investors willing to own shares of our Class A common stock, adversely affecting the market price of our Class A common stock.

We rely on a few key individuals whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of individuals. We rely on our founders for their knowledge of the oil and natural gas industry, relationships within the industry and experience in identifying, evaluating and completing acquisitions. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team could disrupt our business. Further, we do not maintain “key person” life insurance policies on any of our executive team or other key personnel. As a result, we are not insured against any losses resulting from the death of these key individuals.

The results of exploratory drilling in shale plays will be subject to risks associated with drilling and completion techniques and drilling results may not meet our expectations for reserves or production.

Our operators use the latest drilling and completion techniques in their operations, and these techniques come with inherent risks. When drilling horizontal wells, operators risk not landing the well bore in the desired drilling zone and straying from the desired drilling zone. When drilling horizontally through a formation, operators risk being unable to run casing through the entire length of the well bore and being unable to run tools and other equipment consistently through the horizontal well bore. Risks that our operators face while completing wells include being unable to fracture stimulate the planned number of stages, to run tools the entire length of the well bore during completion operations and to clean out the well bore after completion of the final

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Pursuant to 17 C.F.R. § 200.831

fracture stimulation stage. In addition, to the extent our operators engage in horizontal drilling, those activities may adversely affect their ability to successfully drill in identified vertical drilling locations. Furthermore, certain of the new techniques that our operators may adopt, such as infill drilling and multi-well pad drilling, may cause irregularities or interruptions in production due to, in the case of infill drilling, offset wells being shut in and, in the case of multi-well pad drilling, the time required to drill and complete multiple wells before these wells begin producing. The results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas often have limited or no production history and consequently our operators will be less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our operators’ drilling results are weaker than anticipated or they are unable to execute their drilling program on our properties, our operating and financial results in these areas may be lower than we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline, and our results of operations and free cash flow could be adversely affected.

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities. In addition, our ORRIs may be lost if the underlying acreage is not drilled before the expiration of the applicable lease or if the lease otherwise terminates.

Leases on oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. In addition, even if production or drilling is established during such primary term, if production or drilling ceases on the leased property, the lease typically terminates, subject to certain exceptions.

Any reduction in our operators’ drilling programs, either through a reduction in capital expenditures or the unavailability of drilling rigs, could result in the expiration of existing leases. If the lease governing any of our mineral interests expires or terminates, all mineral rights revert back to us and we will have to seek new lessees to explore and develop such mineral interests. If the lease underlying any of our ORRIs expires or terminates, our ORRIs that are derived from such lease will also terminate. Any such expirations or terminations of our leases or our ORRIs could materially and adversely affect the growth of our financial condition, results of operations and free cash flow.

Drilling for and producing oil, natural gas and NGLs are high-risk activities with many uncertainties that may materially adversely affect our business, financial condition and results of operations.

The drilling activities of the operators of our properties will be subject to many risks. For example, we will not be able to assure our shareholders that wells drilled by the operators of our properties will be productive. Drilling for oil, natural gas and NGLs often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil, natural gas or NGLs to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies used do not provide conclusive knowledge prior to drilling a well that oil, natural gas or NGL is present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control and increases in those costs can adversely affect the economics of a project. Further, our operators’ drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

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•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties. In the event that planned operations, including the drilling of development wells, are delayed or cancelled, or existing wells or development wells have lower than anticipated production due to one or more of the factors above or for any other reason, our financial condition, results of operations and free cash flow may be materially adversely affected.

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

Our operators’ operations on the properties in which we hold interests are subject to various federal, state and local governmental regulations that may change from time to time in response to economic and political conditions. Matters subject to regulation include drilling operations, production and distribution activities, discharges or releases of pollutants or wastes, plugging and abandonment of wells, maintenance and decommissioning of other facilities, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil, natural gas and NGLs. In addition, the production, handling, storage and transportation of oil, natural gas and NGLs, as well as the remediation, emission and disposal of oil, natural gas and NGL wastes, by-products thereof and other substances and materials produced or used in connection with oil, natural gas and NGL operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of worker health and safety, natural resources and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions on our operators, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operators’ operations on our properties. Moreover, these laws and regulations have generally imposed increasingly strict requirements related to water use and disposal, air pollution control and waste management.

Laws and regulations governing exploration and production may also affect production levels. Our operators must comply with federal and state laws and regulations governing conservation matters, including, but not limited to:

•	provisions related to the unitization or pooling of the oil and natural gas properties;

•	the establishment of maximum rates of production from wells;

•	the spacing of wells;

•	the plugging and abandonment of wells; and

•	the removal of related production equipment.

Additionally, federal and state regulatory authorities may expand or alter applicable pipeline-safety laws and regulations, compliance with which may require increased capital costs for third-party oil, natural gas and NGL transporters. These transporters may attempt to pass on such costs to our operators, which in turn could affect profitability on the properties in which we own mineral and royalty interests.

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Our operators must also comply with laws and regulations prohibiting fraud and market manipulations in energy markets. To the extent the operators of our properties are shippers on interstate pipelines, they must comply with the tariffs of those pipelines and with federal policies related to the use of interstate capacity.

Our operators may be required to make significant expenditures to comply with the governmental laws and regulations described above and may be subject to potential fines and penalties if they are found to have violated these laws and regulations. We believe the trend of more expansive and stricter environmental legislation and regulations will continue. Please read “Business—Regulation of Environmental and Occupational Safety and Health Matters” for a description of the laws and regulations that affect our operators and that may affect us. These and other potential regulations could increase the operating costs of our operators and delay production and may ultimately impact our operators’ ability and willingness to develop our properties.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control (“UIC”) program and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, the U.S. Environmental Protection Agency (“EPA”) has asserted regulatory authority pursuant to the SDWA’s UIC program over hydraulic fracturing activities involving the use of diesel fuel in fracturing fluids and issued guidance covering such activities. In addition, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Also, from time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we own mineral or royalty interests, our operators may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and that could result in added delays or curtailment in our operators’ pursuit of exploration, development or production activities, which would in turn reduce the oil, natural gas and NGLs produced from our properties.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of oil, natural gas and NGLs, including from the developing shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new oil and natural gas wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Implementation of new Colorado Senate Bill 19-181 may increase costs and limit oil and natural gas exploration and production operations in the state, which could adversely impact future production from our properties and have an adverse effect on our business, financial condition and results of operations.

In April 2019, Senate Bill 19-181 was signed into law in Colorado. This bill reforms the composition of the Colorado Oil and Gas Conservation Commission (“COGCC”), directs the commission to impose more stringent environmental regulations with respect to permitting new oil and gas projects and also required that COGCC study the need for stricter air pollution controls for such projects. The legislation also authorizes Colorado cities and counties to take on an increased role in regulating oil and natural gas operations within their jurisdictions, including in a manner that may be more stringent than state-level rules. Timing for issuance of new or amended rules pursuant to Senate Bill 19-181 is currently unknown, with hearings planned in late 2019 and extending into 2020. Some local communities have adopted additional restrictions for oil and gas activities, such as requiring greater setbacks, and other groups have sought a cessation of permit issuances entirely until the COGCC publishes new rules in keeping with SB 181. Implementation of this new law could result in increased operational costs incurred by operators of our properties and limit operations, including due to delays in the state issuing new drilling permits, for exploration and production activities in Colorado, which could significantly impact future exploration and development activities on our properties.

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, which could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Oklahoma and Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In addition, a number of lawsuits have been filed, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the

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permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for waste disposal wells. In some instances, regulators may also order that disposal wells be shut in.

The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

Restrictions on the ability of our operators to obtain water may have an adverse effect on our financial condition, results of operations and free cash flow.

Water is an essential component of deep shale oil, natural gas and NGL production during both the drilling and hydraulic fracturing processes. Over the past several years, parts of the country, and in particular Texas, have experienced extreme drought conditions. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supply. If our operators are unable to obtain water to use in their operations from local sources, or if our operators are unable to effectively utilize flowback water, they may be unable to economically drill for or produce oil, natural gas and NGLs from our properties, which could have an adverse effect on our financial condition, results of operations and free cash flow.

Our revolving credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to declare dividends.

The operating and financial restrictions and covenants in our revolving credit facility restrict, and any future financing agreements likely will restrict, our ability to finance future operations or capital needs, engage, expand or pursue our business activities or pay dividends. Our revolving credit facility restricts, and any future financing agreements likely will restrict, our ability to, among other things:

•	incur indebtedness;

•	issue certain equity securities, including preferred equity securities;

•	incur certain liens or permit them to exist;

•	engage in certain fundamental changes, including mergers or consolidations;

•	make certain investments, loans, advances, guarantees and acquisitions;

•	sell or transfer assets;

•	enter into sale and leaseback transactions;

•	pay dividends to or redeem or repurchase shares from our shareholders;

•	make certain payments of junior indebtedness;

•	enter into transactions with our affiliates;

•	enter into certain restrictive agreements; and

•	enter into swap agreements and hedging arrangements.

Our revolving credit facility restricts our ability to pay dividends to our shareholders or to repurchase shares of our Class A common stock. We also are required under our revolving credit facility to comply with, as of the most recently completed fiscal quarter, (i) a ratio of total net funded debt to consolidated EBITDA not to exceed 4.00 to 1.00, and (ii) a current ratio of not less than 1.00 to 1.00. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of free cash flow and events or

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

circumstances beyond our control, such as a downturn in our business or the economy in general or reduced oil, natural gas and NGL prices. If we violate any of the restrictions, covenants, ratios or tests in our revolving credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to pay dividends to our shareholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our revolving credit facility are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our revolving credit facility, the lenders can seek to foreclose on our assets.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Our existing and future indebtedness could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on terms acceptable to us;

•

covenants in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	our access to the capital markets may be limited;

•	our borrowing costs may increase;

•

we will need a substantial portion of our free cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and payment of dividends to our shareholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

The adoption of climate change legislation at the state or federal level could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other “greenhouse gases” (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the U.S. Clean Air Act that, among other things, establish Potential for Significant Deterioration (“PSD”) construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

GHGs and meeting “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our operators’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane from oil and natural gas operations. In June 2016, the EPA published New Source Performance Standards (“NSPS”), known as Subpart OOOOa, that requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and volatile organic compound emissions. These Subpart OOOOa standards expand previously issued NSPS published by the EPA in 2012 and known as Subpart OOOO, by using certain equipment-specific emissions control practices. However, in June 2017, the EPA published a proposed rule to stay certain portions of these Subpart OOOOa standards for two years and reconsider the entirety of the 2016 standards. In August 2019, the EPA proposed amendments to the 2016 standards that, among other things, would remove sources in the transmission and storage segment from the oil and natural gas source category and rescind the methane-specific requirements applicable to sources in the production and processing segments of the industry. As an alternative, the EPA also proposed to rescind the methane-specific requirements that apply to all sources in the oil and natural gas industry, without removing the transmission and storage sources from the current source category. Under either alternative, the EPA plans to retain emissions limits for VOCs. Legal challenges to any final rulemaking that rescinds the 2016 rules are expected. As a result of such actions, we cannot predict with certainty the timing and content of any new regulations. Additionally, in December 2015, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris Agreement” was signed by the U.S. in April 2016 and entered in force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. Moreover, in August 2017, the U.S. State Department informed the United Nations of the intent of the U.S. to withdraw from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or separately negotiated agreement are unclear at this time.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition and results of operations. Moreover, recent activism directed at shifting funds away from companies with energy-related assets could result in limitations or restrictions on certain sources of funding for the energy sector. Ultimately, this could make it more difficult for operators on our properties to secure funding for exploration and production activities. Finally, some scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operators’ operations and the production on our properties.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our operators’ ability to conduct drilling activities.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

In addition, as a result of one or more settlements approved by the U.S. Fish & Wildlife Service (the “FWS”), the agency was required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The FWS did not make that deadline. However, the designation of previously unidentified endangered or threatened species—such as the dunes sagebrush lizard, lesser prairie chicken or greater sage grouse—could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.

Operating hazards and uninsured risks may result in substantial losses to us or our operators, and any losses could adversely affect our results of operations and free cash flow.

The operations of our operators will be subject to all of the hazards and operating risks associated with drilling for and production of oil, natural gas and NGLs, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of oil, natural gas, NGLs and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil and NGL spills, natural gas leaks and ruptures or discharges of toxic gases. In addition, their operations will be subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to our operators due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations.

Competition in the oil and natural gas industry is intense, which may adversely affect our and our operators’ ability to succeed.

The oil and natural gas industry is intensely competitive, and the operators of our properties compete with other companies that may have greater resources. Many of these companies explore for and produce oil, natural gas and NGLs, carry on midstream and refining operations, and market petroleum and other products on a regional, national or worldwide basis. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil, natural gas and NGL market prices. Our operators’ larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than our operators can, which would adversely affect our operators’ competitive position. Our operators may have fewer financial and human resources than many companies in our operators’ industry and may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties. In addition, our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transaction in a highly competitive environment. Because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Title to the properties in which we have an interest may be impaired by title defects.

We are not required to, and under certain circumstances we may elect not to, incur the expense of retaining lawyers to examine the title to our royalty and mineral interests. In such cases, we would rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest. The existence of a material title deficiency can render an interest worthless and can materially adversely affect our results of operations, financial

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

condition and free cash flow. No assurance can be given that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has a greater risk of title defects than developed acreage. If there are any title defects in properties in which we hold an interest, we may suffer a financial loss.

Loss of our or our operators’ information and computer systems, including as a result of cyber attacks, could materially and adversely affect our business.

We and our operators rely on electronic systems and networks to control and manage our respective businesses. If any of such programs or systems were to fail for any reason, including as a result of a cyber attacks, or create erroneous information in our or our operators’ hardware or software network infrastructure, possible consequences could be significant, including loss of communication links and inability to automatically process commercial transaction or engage in similar automated or computerized business activities. Although we have multiple layers of security to mitigate risks of cyber attacks, cyber attacks on business have escalated in recent years. Moreover, our operators are becoming increasingly dependent on digital technologies to conduct certain exploration, development, production and processing activities, including interpreting seismic data, managing drilling rigs, production activities and gathering systems, conducting reservoir modeling and estimating reserves. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. If our operators become the target of cyberattacks of information security breaches, their business operations may be substantially disrupted, which could have an adverse effect on our results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil, natural gas and NGLs, potentially putting downward pressure on demand for our operators’ services and causing a reduction in our revenues. Oil, natural gas and NGL related facilities could be direct targets of terrorist attacks, and, if infrastructure integral to our operators is destroyed or damaged, they may experience a significant disruption in their operations. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

A deterioration in general economic, business or industry conditions would materially adversely affect our results of operations, financial condition and free cash flow.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit and slow economic growth in the United States have contributed to economic uncertainty and diminished expectations for the global economy. Meanwhile, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the economies of the United States and other countries. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. An oversupply of crude oil in 2015 led to a severe decline in worldwide oil prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could further diminish, which could impact the price at which oil, natural gas and NGLs from our properties are sold, affect the ability of our operators to continue operations and ultimately materially adversely impact our results of operations, financial condition and free cash flow.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Risks Related to this Offering and Our Class A Common Stock

Brigham Minerals is a holding company. Brigham Minerals’ sole material asset is its equity interest in Brigham LLC and it is accordingly dependent upon distributions from Brigham LLC to pay taxes, cover its corporate and other overhead expenses and pay any dividends on our Class A common stock.

Brigham Minerals is a holding company and has no material assets other than its equity interest in Brigham LLC. Please see “Summary—Our Initial Public Offering and Corporate Structure.” Brigham Minerals has no independent means of generating revenue. To the extent Brigham LLC has available cash, Brigham LLC is required to make (i) generally pro rata distributions to all its unitholders, including to Brigham Minerals, in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Brigham Minerals to satisfy its actual tax liabilities and (ii) non pro rata payments to Brigham Minerals in an amount sufficient to cover its corporate and other overhead expenses. In addition, as the sole managing member of Brigham LLC, we will cause Brigham LLC to make pro rata distributions to all of its unitholders, including to Brigham Minerals, in an amount sufficient to allow us to fund dividends to our stockholders in accordance with our dividend policy, to the extent our board of directors declares such dividends. Therefore, although we have paid dividends to our stockholders in the past and expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors in the future, our ability to do so may be limited to the extent Brigham LLC and its subsidiaries are limited in their ability to make these and other distributions to us, including due to the restrictions under our revolving credit facility. To the extent that we need funds and Brigham LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We are required to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act for our fiscal year ending December 31, 2020, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2024. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified and are in the process of remediating certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may cause current and potential stockholders to lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Our internal control over financial reporting does not currently meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance at the time required, we may be unable to report on a timely basis, which could subject us to adverse regulatory consequences, including sanctions by the SEC, or result in violations of applicable stock exchange listing rules.

In connection with the preparation and review of our unaudited consolidated financial statements for the nine months ended September 30, 2018, our management identified certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. After identifying such material weaknesses, which resulted in errors in our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018, we reviewed our audited financial statements for the years ended December 31, 2017 and 2016 for additional potential accrual and presentation errors, which resulted in an immaterial correction of the presentation of gains and losses on sales of assets to include such gains and losses in other operating income for all periods presented. We are in the process of remediating the material weaknesses identified. To date, we have taken steps to enhance our internal control environment, including implementing additional review procedures that we believe have remediated certain aspects of the identified material weaknesses. We have also engaged a third-party consultant to develop a plan for remediating the remaining aspects of the identified material weaknesses, including implementing additional review procedures, employing additional finance and accounting personnel and reevaluating our internal reporting procedures with respect to revenue recognition. As an emerging growth company we have not been required to assess the effectiveness of our internal controls and additional material weaknesses may exist.

Although management is working to remediate the material weaknesses, there is no assurance that its changes will remediate the identified material weaknesses or that the controls will prevent or detect future material weaknesses. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company, and if we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Procedures—Material Weakness and Remediation.”

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The price of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.

After this offering, there will be only                  publicly traded shares of Class A common stock held by our public Class A common stockholders (or                  shares if the underwriters’ option to purchase additional shares of Class A common stock is exercised). Although our Class A common stock is listed on the New York Stock Exchange, we do not know whether an active trading market will continue to develop or how liquid that market might be. You may not be able to resell your Class A common stock at or above the public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A common stock and limit the number of investors who are able to buy the Class A common stock.

Our Sponsors have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other stockholders.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering, our Sponsors will beneficially own, on a combined basis, approximately     % of our outstanding shares of Class A common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full) and     % of our shares of Class B common stock, representing     % of our combined economic interest and voting power (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, on a combined basis, our Sponsors will continue to be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of our Sponsors with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Given this concentrated ownership, our Sponsors would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of our Sponsors. These directors’ duties as employees of our Sponsors may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, we are party to a stockholders’ agreement with our Sponsors. The stockholders’ agreement provides each of our Sponsors with the right to designate a certain number of nominees to our board of directors so long as such Sponsor and its affiliates collectively beneficially own a specified percentage of the outstanding shares of our Class A and Class B common stock. In addition, the stockholders’ agreement provides our sponsors the right to approve certain material transactions so long as our Sponsors and their affiliates beneficially own specified percentages of our outstanding shares of Class A and Class B common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” Finally, the existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Our Sponsors’ concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Warburg Pincus-, Yorktown- and Pine Brook-affiliated entities) that are in the business of identifying and acquiring oil and natural gas properties. For

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

example, two of our directors (Messrs. Holland and Levy) are senior investment professionals of Warburg Pincus, one of our directors (Mr. Keenan) is a Managing Member of Yorktown and one of our directors (Mr. Stoneburner) is a Managing Director of Pine Brook, all of which are in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties. In addition, Mr. Brigham, our executive chairman, is involved with certain other entities involved in the oil and gas industry, including Brigham Operating, Atlas Permian Water, Atlas Permian Sand, Brigham Development and Anthem Ventures. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Our Sponsors and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable our Sponsors to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents provide that our Sponsors and their affiliates (including portfolio investments of our Sponsors and their affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to our Sponsors or their respective affiliates. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things:

•	permits our Sponsors and their affiliates and our directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provides that if our Sponsors or their affiliates or any director or officer of one of our affiliates, our Sponsors or their affiliates who is also one of our directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our Sponsors or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, our Sponsors and their affiliates may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to our Sponsors and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Corporate Opportunity.”

Each of our Sponsors is an established participant in the oil and natural gas industry and has resources greater than ours, which may make it more difficult for us to compete with our Sponsors with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and our Sponsors, on the other hand, will be resolved in our favor. As a result, competition from our Sponsors and their affiliates could adversely impact our results of operations.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

A significant reduction by our Sponsors of their ownership interests in us could adversely affect us.

We believe that our Sponsor’s ownership interests in us provide them with an economic incentive to assist us to be successful. However, our Sponsors are not subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If our Sponsors sell all or a substantial portion of their respective ownership interests in us, they may have less incentive to assist in our success and their affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, some of which will not apply until our Sponsors and their respective affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock, which event we refer to as the “Trigger Event.” Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the terms of the stockholders’ agreement or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	provide that our bylaws can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then outstanding shares of common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding shares of common stock);

•

provide that, after the Trigger Event, special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also

49

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

be called at the request of our stockholders holding a majority of the then outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any;

•

provide that the affirmative vote of the holders of not less than 66 2/3% in voting power of all then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause”; and

•	prohibit cumulative voting on all matters.

Furthermore, the terms of our amended and restated certificate of incorporation and amended and restated bylaws are subject to the terms of the stockholders’ agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

Brigham Minerals is a holding company and has no material assets other than its ownership of Brigham LLC Units, and Brigham Minerals does not have any independent means of generating revenue. To the extent Brigham LLC has available cash, Brigham LLC is required to make (i) generally pro rata distributions to all its unitholders, including to Brigham Minerals, in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Brigham Minerals to satisfy its actual tax liabilities and (ii) non-pro rata payments to Brigham Minerals in an amount sufficient to cover its corporate and other overhead expenses. In addition, as the sole managing member of Brigham LLC, Brigham Minerals will cause Brigham LLC to make pro rata distributions to all of its unitholders, including to

50

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Brigham Minerals, in an amount sufficient to allow it to fund dividends to its stockholders in accordance with its dividend policy, to the extent its board of directors declares such dividends. Brigham LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit Brigham Minerals ability to obtain cash from it. If Brigham LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our free cash flow and financial position and our ability to fund any dividends.

Although we have paid dividends on our Class A common stock and expect to pay dividends on our Class A common stock in the future, our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in our debt agreements, business prospects and other factors that our board of directors considers relevant in determining whether, and in what amounts, to pay such dividends. In addition, our revolving credit facility limits the amount of distributions that Brigham LLC can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Requirements and Sources of Liquidity” and “Description of Capital Stock.”

In certain circumstances, Brigham LLC will be required to make tax distributions to the Brigham Unit Holders, including Brigham Minerals, and such tax distributions may be substantial. To the extent Brigham Minerals receives tax distributions in excess of its actual tax liabilities and retains such excess cash, the Original Owners would benefit from such accumulated cash balances if they exercise their Redemption Right.

Pursuant to the Brigham LLC Agreement, to the extent Brigham LLC has available cash (taking into account existing and projected capital expenditures), Brigham LLC is required to make generally pro rata distributions (which we refer to as “tax distributions”), to all its unitholders, including Brigham Minerals, in an amount generally intended to allow the Brigham Unit Holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that tax distributions will be made sufficient to allow Brigham Minerals to satisfy its actual tax liabilities. The amount of such tax distributions will be determined based on certain assumptions, including an assumed individual income tax rate, and will be calculated after taking into account other distributions (including other tax distributions) made by Brigham LLC. Because tax distributions will be made pro rata based on ownership and due to, among other items, differences between the tax rates applicable to Brigham Minerals and the assumed individual income tax rate used in the calculation and requirements under the applicable tax rules that Brigham LLC’s net taxable income be allocated disproportionately to its unitholders in certain circumstances, tax distributions may significantly exceed the actual tax liability for many of the Brigham Unit Holders, including Brigham Minerals. If Brigham Minerals retains the excess cash it receives, the Original Owners would benefit from any value attributable to such accumulated cash balances upon their exercise of the Redemption Right. However, we expect to use such accumulated cash balances to pay dividends in respect of our Class A common stock or to take other steps to eliminate any material cash balances. In addition, the tax distributions Brigham LLC will be required to make may be substantial and may exceed the tax liabilities that would be owed by a similarly situated corporate taxpayer. Funds used by Brigham LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business, except to the extent Brigham Minerals uses the excess cash it receives to reinvest in Brigham LLC for additional units.

The U.S. federal income tax treatment of distributions on our Class A common stock to a holder will depend upon our tax attributes and the holder’s tax basis in our stock, which are not necessarily predictable and can change over time.

Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and

51

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such common stock. Also, if any holder sells our Class A common stock, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder’s tax basis in such Class A common stock.

To the extent that the amount of our distributions is treated as a non-taxable return of capital as described above, such distribution will reduce a holder’s tax basis in the Class A common stock. Consequently, such excess distributions will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the holder upon the sale of the Class A common stock or subsequent distributions with respect to such stock. Additionally, with regard to U.S. corporate holders of our Class A shares, to the extent that a distribution on our Class A shares exceeds both our current and accumulated earnings and profits and such holder’s tax basis in such shares, such holders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such holder) with respect to the gain resulting from such excess distribution.

Prospective investors in our Class A common stock are encouraged to consult their tax advisors as to the tax consequences of receiving distributions on our Class A shares that are not treated as dividends for U.S. federal income tax purposes.

Future sales of shares of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Certain of our Original Owners own shares of our Class A common stock and, subject to certain limitations and exceptions, the Original Owners that hold Brigham LLC Units may require Brigham LLC to redeem their Brigham LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), and our Original Owners may sell any of such shares of Class A common stock. Additionally, after the expiration or waiver of the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional shares of Class A common stock in subsequent public offerings or may issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have outstanding                 shares of Class A common stock and                  shares of Class B common stock. This number includes                  shares of Class A common stock that we are selling in this offering and                 shares of Class A common stock that the selling stockholders are selling in this offering, but not the                  shares of Class A common stock that the selling stockholders may sell in this offering if the underwriters exercise their option to purchase additional shares in full, which shares may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Original Owners will own                  shares of our Class A common stock and                  shares of Class B common stock, representing approximately      % (or      % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding shares. The Original Owners are party to a registration rights agreement, which requires us to effect the registration of their shares in certain circumstances. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We have previously filed a registration statement with the SEC on Form S-8 providing for the registration of 5,999,600 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common

52

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, the selling stockholders and certain of the Original Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of     days following the date of this prospectus. Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Our organizational structure confers certain benefits upon the Original Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Original Owners.

Our organizational structure confers certain benefits upon the Original Owners that do not benefit the holders of our Class A common stock to the same extent as it will benefit the Original Owners. Brigham Minerals is a holding company and has no material assets other than its ownership of Brigham LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock is subject to the ability of Brigham LLC to provide distributions to us. If Brigham LLC makes such distributions, the Original Owners will be entitled to receive equivalent distributions from Brigham LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Brigham LLC to the Original Owners on a per unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of our preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of a class or series of our preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of our preferred stock could affect the residual value of our Class A common stock.

53

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We may remain an emerging growth company until December 31, 2024, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

54

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

The following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the energy industry in general, and our company in particular, and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	our ability to execute on our business strategies;

•	the effect of changes in commodity prices;

•	the level of production on our properties;

•	risks associated with the drilling and operation of oil and natural gas wells;

•	the availability or cost of rigs, equipment, raw materials, supplies, oilfield services, or personnel;

•	legislative or regulatory actions pertaining to hydraulic fracturing, including restrictions on the use of water;

•	the availability of pipeline capacity and transportation facilities;

•	the effect of existing and future laws and regulatory actions;

•	the impact of derivative instruments;

•	conditions in the capital markets and our ability to obtain capital on favorable terms or at all;

•	the overall supply and demand for oil, natural gas and NGLs, and regional supply and demand factors, delays, or interruptions of production;

•	competition from others in the energy industry;

•	uncertainty in whether development projects will be pursued;

•	uncertainty of estimates of oil and natural gas reserves and production;

•	the cost of developing the oil and natural gas underlying our properties;

•	our ability to replace our oil and natural gas and NGL reserves;

•	our ability to identify, complete and integrate acquisitions;

•	title defects in the properties in which we invest;

•	the cost of inflation;

•	technological advances;

•	general economic, business or industry conditions; and

•	certain factors discussed elsewhere in this prospectus.

55

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

56

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

USE OF PROCEEDS

We estimate that after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $                 million of net proceeds from this offering. We intend to contribute all of the net proceeds we receive from this offering to Brigham LLC in exchange for a number of Brigham LLC Units equal to the number of shares of our Class A common stock issued by us in this offering. Brigham LLC will use the net proceeds of this offering received by us to repay the outstanding indebtedness under our revolving credit facility and the remaining net proceeds to fund our future mineral and royalty acquisitions.

We will not receive any proceeds from the sale of shares by the selling stockholders, including if the underwriters’ exercise their option to purchase additional shares of our Class A common stock from the selling stockholders.

We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than underwriting discounts and commissions. See “Underwriting” for additional information regarding underwriting compensation.

57

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

MARKET PRICE OF OUR CLASS A COMMON STOCK

Our Class A common stock began trading on the NYSE under the symbol “MNRL” on April 18, 2019. On                 , 2019, the closing price of our Class A common stock on the NYSE was $        per share. As of                 , 2019, we had approximately     holders of record of our Class A common stock. The actual number of stockholders is greater than this number of records holders, and includes stockholders who are beneficial owners, but whose shares are held in “street” name by brokers. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

This number excludes owners for whom Class A common stock may be held in “street” name.

58

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

DIVIDEND POLICY

We paid our first quarterly cash dividend of $0.33 per share of our Class A common stock on August 29, 2019 to stockholders of record as of August 5, 2019. We expect to pay future dividends on our Class A common stock in amounts determined from time to time by our board of directors. However, the declaration and payment of any future dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our free cash flow and current and anticipated cash needs;

•	our capital requirements;

•

legal, tax, regulatory and contractual (including under our revolving credit facility) restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Brigham LLC) to us; and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no material assets other than our ownership of Brigham LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock is subject to the ability of Brigham LLC to provide distributions to us. If Brigham LLC makes such distributions, the Original Owners will be entitled to receive equivalent distributions from Brigham LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Brigham LLC to the Original Owners on a per unit basis.

Assuming Brigham LLC makes distributions to us and the Original Owners in any given year, we expect to pay dividends in respect of our Class A common stock out of the portion, if any, of such distributions remaining after our payment of taxes and our expenses (any such portion, an “excess distribution”). However, because our board of directors may determine to pay or not pay dividends in respect of shares of our Class A common stock based on the factors described above, our holders of Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if Brigham LLC makes such distributions to us.

59

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of shares of our Class A common stock in this offering at the initial offering price of $        per share and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below should be read in conjunction with “Use of Proceeds” and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2019
	Actual	As Adjusted
	(In thousands, except number of shares and par value)
Cash and cash equivalents(1)	$82,727	$

Long-term debt, including current maturities:
Credit facility(2)	—

Total long-term debt	$—	$
Temporary equity	611,962

Permanent equity:
Members’ contributed capital	—
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 400,000,000 shares authorized; shares issued and outstanding, as adjusted	220
Class B common stock—$0.01 par value; 150,000,000 shares authorized, 28,777,802 shares issued or outstanding, actual; shares issued and outstanding, as adjusted	—
Additional paid-in capital	57,719
Retained earnings	517

Total permanent equity	$58,456	$

Total capitalization	$670,418	$

(1)	As of September 30, 2019, we had $25.8 million in cash and cash equivalents.
(2)

As of September 30, 2019, we had $45.0 million of outstanding borrowings under our revolving credit facility. We intend to use a portion of the proceeds of this offering to repay the outstanding balance under our revolving credit facility. As a result, we expect to have $                 million of capacity under our revolving credit facility following the completion of this offering. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Requirements and Sources of Liquidity—Revolving Credit Facility.”

60

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

SELECTED HISTORICAL FINANCIAL DATA

Brigham Minerals was formed in June 2018 and had limited historical financial operating results prior to the IPO. Following the IPO, Brigham Minerals became the sole managing member for Brigham LLC. As a result, Brigham Minerals consolidates the financial results of Brigham LLC and its subsidiaries and reports temporary equity related to the portion of the Brigham LLC Units not owned by Brigham Minerals. For periods prior to the completion of the IPO, the accompanying consolidated financial statements include the historical financial position and results of operations of Brigham Resources (excluding the historical results and operations of Brigham Operating), our predecessor for accounting purposes.

The selected historical consolidated financial data as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical consolidated interim financial data as of and for the six months ended June 30, 2019 and 2018 is derived from the unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that are considered necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

For a detailed discussion of the selected historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical financial statements included

61

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenue:
Mineral and royalty revenue	$40,639	$26,386	$59,758	$30,066
Lease bonus and other revenue	2,155	4,586	7,506	10,842

Total revenue	42,794	30,972	67,264	40,908

Other operating income:
Gain on sale of oil and gas properties, net	—	—	—	94,551

Operating expense:
Gathering, transportation and marketing	2,637	2,007	3,944	1,754
Severance and ad valorem taxes	2,829	1,642	3,536	1,601
Depreciation, depletion and amortization	11,876	5,758	13,915	6,955
General and administrative	11,711	2,782	6,638	3,935

Total operating expense	29,053	12,189	28,033	14,245

Operating income	13,741	18,783	39,231	121,214

Other income (expense):
Gain/(Loss) on derivative instruments, net	(612)	(914)	424	(121)
Interest expense, net	(5,095)	(1,126)	(7,446)	(556)
Loss on extinguishment of debt	(6,933)	—	—	—
Gain (Loss) on sale and distribution of equity securities	—	823	823	(4,222)
Other income, net	35	10	110	305

Income before income taxes	1,136	17,576	33,142	116,620

Income tax (benefit)/expense	307	28	327	1,008

Net income	$829	$17,548	$32,815	$115,612

Net income attributable to Predecessor	(5,092)	(17,548)	(30,976)	115,612
Net loss attributable to temporary equity	2,941	—	—	—

Net income attributable to common stockholders	(1,322)	—	1,839	—

Net income per share attributable to common stockholders
Basic	(0.24)	—	—	—
Diluted	(0.25)	—	—	—
Weighted-average number of shares
Basic	8,959	—	—	—
Diluted	20,806	—	—	—
Other Financial Data:
Adjusted EBITDA(1)	$32,112	$25,541	$53,146	$33,618
Adjusted EBITDA ex lease bonus(1)	29,957	19,955	45,640	22,776
Balance Sheet Data:
Cash and cash equivalents	$82,727		$31,985	$6,886
Total assets	677,642		554,026	334,477
Long-term debt, including current maturities	—		170,705	27,000
Total liabilities	7,224		180,078	32,303
Temporary equity	611,962		—	—
Permanent equity	58,456		373,948	302,174

(1)

Please read “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA and Adjusted EBITDA ex lease bonus and a reconciliation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus to our most directly comparable financial measure, calculated and presented in accordance with GAAP.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Historical Financial Data” and the accompanying audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, natural gas and NGLs, production volumes, estimates of proved, probable and possible reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

Brigham Minerals was formed to acquire and actively manage a portfolio of mineral and royalty interests in the core of what we view as the most active, highly economic, liquids-rich resource plays across the continental United States. Our primary business objective is to maximize risk-adjusted total return to our shareholders. As of June 30, 2019, we owned 74,100 net royalty acres across 39 counties within the Permian Basin in West Texas and New Mexico, the SCOOP/STACK plays in the Anadarko Basin of Oklahoma, the Denver-Julesburg (“DJ”) Basin in Colorado and Wyoming and the Williston Basin in North Dakota.

Financial Highlights:

•

Our royalty revenues comprised of crude oil, natural gas and NGL sales increased 54%, to $40.6 million, for the six months ended June 30, 2019 as compared to the corresponding period from the prior year.

•	Our production volumes increased by 74%, to 6,079 Boe per day (71% liquids, 56% oil), for the six months ended June 30, 2019 as compared to the corresponding period from the prior year.

•

Our net income for the six months ended June 30, 2019 was $0.8 million, compared to net income for the six months ended June 30, 2018 of $17.5 million. Adjusted EBITDA increased by 31%, to $32.1 million, for the six months ended June 30, 2019 as compared to the corresponding period from the prior year. Adjusted EBITDA ex lease bonus increased by 50%, to $30.0 million, for the six months ended June 30, 2019 as compared to the corresponding period from the prior year.

•	On August 5, 2019, Brigham Minerals declared a dividend of $0.33 per Class A common stock payable on August 29, 2019 to unitholders of record at the close of business on August 22, 2019.

Corporate Highlights:

•

In April 2019, we completed our initial public offering of 16,675,000 shares of Class A common stock, which included 2,175,000 shares of Class A common stock issued pursuant to the underwriters’ full exercise of their option to purchase additional shares, at a price to the public of $18.00 per share. This resulted in net proceeds to us of approximately $274.9 million, after deducting underwriting discounts and offering fees.

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•

We used a portion of the net proceeds from the IPO to fully repay the outstanding balance under our Owl Rock credit facility which was $200.0 million as of May 7, 2019. See “Note 1—Business and Basis of Presentation” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 contained elsewhere in this prospectus.

•

In May 2019, we entered into a credit agreement with a bank syndicate, including Wells Fargo Bank as our administrative agent, for a new revolving credit facility with an initial borrowing base of $120 million, which is subject to redetermination on November 1, 2019.

Operational Update

Mineral and Royalty Interest Ownership Update

During the three months ended June 30, 2019, the Company completed 46 transactions acquiring 2,700 net royalty acres (standardized to a 1/8th royalty interest) for $40.0 million, in the Permian, SCOOP/STACK, and Williston Basins. The acquired minerals contain 44 gross DUCs (0.1 net DUCs) and 30 gross permits (0.1 net permits). As of June 30, 2019, the Company owned roughly 74,100 net royalty acres, encompassing 12,085 gross (104 net) undeveloped horizontal locations, across 39 counties in what the Company views as the core of the Permian Basin in West Texas and New Mexico, the SCOOP/STACK plays in the Anadarko Basin of Oklahoma, the Denver-Julesburg (“DJ”) Basin in Colorado and Wyoming and the Williston Basin in North Dakota.

The table below summarizes the Company’s mineral and royalty interest ownership as of the dates indicated and changes in such ownership on a quarter over quarter (“Q/Q”) and year-to-date (“YTD”) basis

	Delaware	Midland	SCOOP	STACK	DJ	Williston	Other	Total
Net Royalty Acres
June 30, 2019	21,750	3,500	10,250	10,050	15,450	6,900	6,200	74,100

March 31, 2019	20,550	3,200	9,750	9,700	15,450	6,850	6,000	71,500
Acres Added Q/Q	1,300	300	500	350	—	50	200	2,700
Acres Sold Q/Q	(100)	—	—	—	—	—	—	(100)
% Growth Q/Q	6%	9%	5%	4%	—	1%	3%	4%

December 31, 2018	19,200	3,200	8,700	9,700	15,400	6,800	5,800	68,800
Acres Added YTD 2019	2,650	300	1,550	350	50	100	400	5,400
Acres Sold YTD 2019	(100)	—	—	—	—	—	—	(100)
% Growth YTD 2019	13%	9%	18%	4%	—	1%	7%	8%

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Operating Activity Update

DUC Conversions

The Company saw significant conversion of its DUC inventory during the second quarter with over 209 gross (1.8 net) horizontal wells identified that had been converted to production, which represented 24% of its gross DUC inventory as of Q1 2019 (32% of net DUCs). Thus far in 2019, the Company has converted 49% of its gross DUC inventory (57% of its net DUCs) as of year-end 2018, which compares highly favorably to the 88% of net DUCs converted during 2018. Conversions of gross and net wells by status are summarized in the graph below:

Drilling Activity:

During the second quarter 2019, the Company averaged approximately 62 rigs running on its mineral and royalty interests with approximately 2,285 net royalty acres under development. The Company had 28 rigs operating on its Permian Basin minerals and 19 rigs on its SCOOP/STACK minerals. The Company’s rig activity by quarter is summarized in the graph below:

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Confidential Treatment Requested by Brigham Minerals, Inc.

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DUC and Permit Inventory:

The Company expects near-term production growth will be driven by the continued conversion of its DUC and permit inventory. The Company’s DUC and permit inventory as of June 30, 2019 by basin is outlined in the table below:

	Development Inventory by Basin(1)
	Delaware	Midland	SCOOP	STACK	DJ	Williston	Other	Total
Gross Inventory
DUCs	261	44	128	78	218	187	27	943
Permits	154	67	25	27	196	195	—	664
Net Inventory
DUCs	2.1	0.2	0.8	0.5	1.2	0.4	0.1	5.3
Permits	0.8	0.3	0.1	0.1	2.1	0.3	—	3.6

(1)	Amounts may not total due to rounding.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas and NGLs produced;

•	number of rigs on location, permits, spuds, completions and wells turned-in-line;

•	commodity prices; and

•	Adjusted EBITDA and Adjusted EBITDA ex lease bonus.

Volumes of Oil, Natural Gas and NGLs Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from the various basins and resource plays that comprise our portfolio of mineral and royalty interests. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Number of Rigs on Location, Permits, Spuds, Completions and Wells Turned-In-Line

In order to track and assess the performance of our assets, we monitor and analyze the number of rigs currently drilling our properties. We also constantly monitor the number of permits, spuds, completions and wells on production that are applicable to our mineral and royalty interests in an effort to evaluate near-term production growth from the various basins and resource plays that comprise our asset base.

Commodity Prices

Historically, oil, natural gas and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for WTI has ranged from a low of $26.19 per barrel in February 2016 to a high of $78.77 per barrel in November 2014. The Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $6.24 per MMBtu in January 2018. As of June 30, 2019, the posted price for oil was $58.20 per barrel and the Henry Hub spot market price of natural gas was $2.42 per MMBtu. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas and NGLs that our operators can produce economically.

The prices we receive for oil, natural gas and NGLs vary by geographical area. The relative prices of these products are determined by factors affecting global and regional supply and demand dynamics, such as economic

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and geopolitical conditions, production levels, availability of transportation, weather cycles and other factors. In addition, realized prices are influenced by product quality and proximity to consuming and refining markets. Any differences between realized prices and NYMEX prices are referred to as differentials. All of our production is derived from properties located in the United States.

Oil. The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. NYMEX light sweet crude oil, commonly referred to as WTI, is the prevailing domestic oil pricing index. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials.

The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its API gravity, and the presence and concentration of impurities, such as sulfur.

Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Natural Gas. The NYMEX price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual volumetric prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials.

Quality differentials result from the heating value of natural gas measured in Btus and the presence of impurities, such as hydrogen sulfide, carbon dioxide and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower volumetric price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications.

Natural gas, which currently has a limited global transportation system, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGLs. NGL pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

Hedging

We may enter into certain derivative instruments to partially mitigate the impact of commodity price volatility on our cash flow generated from operations. From time to time, such instruments may include variable-to-fixed-price swaps, fixed-price contracts, costless collars and other contractual arrangements. The impact of these derivative instruments could affect the amount of cash flows we ultimately realize. Historically, we have only entered into minimal fixed-price swap contracts. Under fixed-price swap contracts, a counterparty is required to make a payment to us if the settlement price is less than the swap strike price. Conversely, we are required to make a payment to the counterparty if the settlement price is greater than the swap strike price. We may employ contractual arrangements other than fixed-price swap contracts in the future to mitigate the impact of price fluctuations. If commodity prices decline in the future, our hedging contracts may partially mitigate the effect of lower prices on our future revenue.

For the six months ended June 30, 2019 and 2018, our loss on commodity derivative instruments, net was $0.6 million and $0.9 million, respectively. Our open oil and natural gas derivative contracts as of June 30, 2019 are detailed in “Note 5—Derivative Instruments” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 included elsewhere in this prospectus.

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In addition, our revolving credit facility allows us to hedge up to 85% of our reasonably anticipated projected production from our proved reserves of oil and natural gas, calculated separately, for up to 60 months in the future. As of June 30, 2019 and December 31, 2018, we had in place crude oil swaps through December 2019 covering 0.2% and 1%, respectively, of our projected crude oil production from proved reserves. We had no natural gas derivative contracts in place as of June 30, 2019 and December 31, 2018.

Adjusted EBITDA and Adjusted EBITDA Ex Lease Bonus

Adjusted EBITDA and Adjusted EBITDA ex lease bonus are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We define Adjusted EBITDA as net income (loss) before depreciation, depletion and amortization, share based compensation expense, interest expense, gain or loss on sale and distribution of equity securities, gain or loss on derivative instruments, loss on extinguishment of debt, and income tax expense, less other income and gain or loss on sale of oil and gas properties. We define Adjusted EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue.

Adjusted EBITDA and Adjusted EBITDA ex lease bonus do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA and Adjusted EBITDA ex lease bonus have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our computation of Adjusted EBITDA and Adjusted EBITDA ex lease bonus may differ from computations of similarly titled measures of other companies. For further discussion, please read “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures.”

Sources of Our Revenues

Our revenues are primarily derived from the mineral and royalty payments we receive from our operators based on the sale of oil, natural gas and NGLs produced from our properties, as well as from lease bonus payments. Mineral and royalty revenues may vary significantly from period to period as a result of changes in volumes of production sold by our operators, production mix and commodity prices. Lease bonus revenues vary from period to period as a result of leasing activity on our mineral interests.

The following table presents the breakdown of our revenues for the following periods:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
Royalty revenues
Oil sales	77%	66%	70%	54%
Natural gas sales	11%	11%	11%	13%
NGL sales	7%	8%	8%	6%

Total royalty revenue	95%	85%	89%	73%

Lease bonus revenue	5%	15%	11%	27%

Total revenue	100%	100%	100%	100%

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Confidential Treatment Requested by Brigham Minerals, Inc.

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Principle Components of Our Cost Structure

The following is a description of the principle components of our cost structure. However, as an owner of mineral and royalty interests, we are not obligated to fund drilling and completion capital expenditures to bring a horizontal well on line, lease operating expenses to produce our oil, natural gas and NGLs nor the plugging and abandonment costs at the end of a well’s economic life. All of the aforementioned costs are borne entirely by the exploration and production companies that have leased our mineral and royalty interests.

Gathering, Transportation and Marketing Expenses

Gathering, transportation and marketing expenses include the costs to process and transport our production to applicable sales points. Generally, the terms of the lease governing the development of our properties permits the operator to pass through these expenses to us by deducting a pro rata portion of such expenses from our production revenues.

Severance and Ad Valorem Taxes

Severance taxes are paid on produced oil, natural gas or NGLs based on either a percentage of revenues from production sold or the number of units of production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to changes in our oil, natural gas and NGL revenues, which is driven by our production volumes and prices received for our oil, natural gas and NGLs. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the state or local government’s appraisal of the value of our oil, natural gas and NGL properties, which also trend with anticipated production, as well as oil, natural gas and NGL prices. Rates, methods of calculating property values and timing of payments vary across the different counties in which we own mineral and royalty interests.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization (“DD&A”) is the systematic expensing of the capitalized costs incurred to acquire evaluated oil and natural gas properties. We use the full cost method of accounting, and, as such, all acquisition-related costs to acquire evaluated properties are capitalized and amortized in aggregate based on the estimated economic productive lives of our properties. Depletion is the expense recorded based on the cost basis of our properties and the volume of hydrocarbons extracted during each respective period, calculated on a units-of-production basis. Estimates of proved reserves are a major component of our calculation of depletion. We adjust our depletion rates quarterly based upon the quarter-end internally generated reserve reports unless circumstances indicate that there has been a significant change in reserves or costs. The year-end reserve reports are audited by CG&A.

General and Administrative

General and administrative (“G&A”) expenses are costs incurred for overhead, including payroll and benefits for our staff, share-based compensation expense, costs of maintaining our headquarters, costs of managing our properties, audit and other fees for professional services and legal compliance. As a result of becoming a public company, we anticipate incurring incremental G&A expenses including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group including share-based compensation, annual and quarterly reports to stockholders, tax return preparation, independent and internal auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These incremental G&A expenses are not reflected in the historical financial statements of our predecessor before the IPO date.

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Interest Expense

We finance a portion of our working capital requirements and acquisitions with borrowings under our revolving credit facility. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under our debt arrangements (currently, our revolving credit facility) in interest expense. In connection with the closing of our IPO, we fully repaid the outstanding borrowings under our Owl Rock credit facility. Please see “Note 7—Long-Term Debt” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 included elsewhere in this prospectus.

Income Tax Expense

Brigham Minerals is subject to U.S. federal and state income taxes as a corporation. Texas imposes a franchise tax (commonly referred to as the Texas margin tax) at a rate of up to 1.00% on gross revenues less certain deductions, as specifically set forth in the Texas margin tax statute. A portion of our mineral and royalty interests are located in Texas basins. Our predecessor was treated as a flow-through entity, and is currently treated as a disregarded entity, for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax at the entity level.

Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

The following table provides the components of our revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Six Months Ended June 30,		Variance
	2019	2018
	(dollars in thousands, except for realized prices)
Production
Oil (MBbls)	613	332	281	85%
Natural gas (MMcf)	1,935	1,172	763	65%
NGLs (MBbls)	165	104	61	58%

Equivalents (MBoe)	1,100	631	469	74%
Equivalents per day (Boe/d)	6,079	3,489	2,590	74%
Revenues
Oil sales	$32,715	$20,455	$12,260	60%
Natural gas sales	4,896	3,309	1,587	48%
NGL sales	3,028	2,622	406	15%

Total mineral and royalty revenue	40,639	26,386	14,253	54%
Lease bonus and other revenue	2,155	4,586	(2,431)	(53)%

Total revenues	$42,794	$30,972	$11,822	38%
Realized prices, without derivatives:
Oil ($/Bbl)	$53.34	$61.61	$(8.27)	(13)%
Natural gas ($/Mcf)	2.53	2.82	(0.29)	(10)%
NGLs ($/Bbl)	18.41	25.17	(6.76)	(27)%

Equivalents ($/Boe)	$36.93	$41.79	$(4.86)	(12)%
Realized prices, with derivatives(1):
Oil ($/Bbl)	$53.73	$60.52	$(6.79)	(11)%
Equivalents ($/Boe)	37.15	41.21	(4.06)	(10)%

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	Six Months Ended June 30,		Variance
	2019	2018
	(dollars in thousands, except for realized prices)
Operating expenses
Gathering, transportation and marketing	$2,637	$2,007	$630	31%
Severance and ad valorem taxes	2,829	1,642	1,187	72%
Depreciation, depletion, and amortization	11,876	5,758	6,118	106%
General and administrative (before share-based compensation)	5,216	2,782	2,434	87%

Total operating expenses (before share-based compensation)	22,558	12,189	10,369	85%
Share-based compensation	6,495	—	6,495	* **

Total operating expenses	$29,053	$12,189	$16,864	138%
Other income (expense)
Interest expense, net	$5,095	$1,126	$3,969	* **
Loss on extinguishment of debt	6,933	—	6,933	* **
(Gain) loss on derivative instruments, net	612	914	(302)	(33)%

Total other expenses	$12,640	$2,040	$10,600	* **

(1)

Hedged prices reflect the effect of our commodity derivative transactions on our average sales prices. Our calculation of such effects include realized gains and losses on cash settlements for commodity derivatives, which we do not designate for hedge accounting.

***	A percentage calculation is not meaningful due to change in signs, zero-value denominator or a change greater than 300.

Revenues

Total revenues for the six months ended June 30, 2019 increased 38%, or $11.8 million, compared to the six months ended June 30, 2018. The increase was attributable to a $14.3 million increase in mineral and royalty revenues during the period, partially offset by a $2.5 million decrease in lease bonus revenues. The increase in mineral and royalty revenue was primarily attributable to increased drilling and completion activity on our mineral and royalty interests, which resulted in a 74% increase in production volumes to 6,079 Boe/d and a corresponding increase in revenues of $19.6 million. This was partially offset by a 12% decrease in realized commodity prices, resulting in a decrease in royalty revenues of $5.3 million.

Oil revenues for the six months ended June 30, 2019 increased 60%, or $12.3 million, compared to the six months ended June 30, 2018. Oil production volumes increased 85% to 3,389 barrels per day resulting in a $17.3 million increase in oil revenues. The increase in oil production volumes for the period was primarily attributable to increased drilling and completion activity on our properties in the Anadarko and Permian Basins. In particular, production volumes in the Anadarko Basin and Permian Basin for the six months ended June 30, 2019 were up 154% and 148%, respectively, compared to the six months ended June 30, 2018. This was partially offset by a decrease in realized oil prices of 13% to $53.34 per barrel, resulting in a decrease in revenues of $5.0 million.

Natural gas revenues for the six months ended June 30, 2019 increased 48%, or $1.6 million, compared to the six months ended June 30, 2018. Natural gas production volumes increased 65% to 10,689 Mcf/d, resulting in a $2.2 million increase in natural gas revenues. The increase in natural gas production volumes for the period was primarily attributable to increased drilling and completion activity on our properties in the Permian, Anadarko, and DJ Basins. Realized natural gas prices decreased 10% to $2.53 per Mcf, resulting in a decrease in revenue of $0.6 million.

NGL revenues for the six months ended June 30, 2019 increased 15%, or $0.4 million, compared to the six months ended June 30, 2018. NGL production volumes increased 58% to 909 barrels per day, resulting in

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an increase in NGL revenues of $1.5 million. This was partially offset by a decrease in realized NGL prices of 27% to $18.41 per barrel, resulting in a decrease of $1.1 million in NGL revenues.

When we lease our minerals, we generally receive an upfront cash payment, or a lease bonus. The decrease in revenues from lease bonus payments for the six months ended June 30, 2019 is primarily attributable to the highly variable nature of leasing activity from period to period. Other revenues include payments for right-of-way and surface damages and were not a significant portion of the overall amount.

Operating and other expenses

Gathering, transportation and marketing expenses. For the six months ended June 30, 2019, GTM expense increased 31%, or $0.6 million compared to the six months ended June 30, 2018, primarily due to the 74% higher production volumes.

Severance and ad valorem taxes. For the six months ended June 30, 2019, severance and ad valorem taxes increased 72%, or $1.2 million, compared to the six months ended June 30, 2018, primarily due to the 74% higher production volumes.

Depreciation, depletion and amortization (DD&A). DD&A expense increased 106%, or $6.1 million, for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. Higher production volumes increased our DD&A expense by $4.0 million and a higher depletion rate increased our DD&A expense by $2.1 million. The depletion rate was $10.53 per Boe and $8.61 per Boe for the six months ended June 30, 2019 and 2018, respectively. We adjust our depletion rates quarterly based upon the quarter-end internally generated reserve reports.

General and administrative and share-based compensation. General and administrative (before share-based compensation) increased 87%, or $2.4 million, for the six months ended June 30, 2019, compared to the six months ended June 30, 2018. Increases to G&A expense are a result of: (i) $0.8 million of incremental audit and tax fees, (ii) $0.3 million of additional salaries due to increase in headcount, (iii) $0.4 million of incremental D&O insurance expenses and (iv) $0.9 million of other incremental expenses as a result of becoming a publicly traded company.

Share-based compensation expense in the six months ended June 30, 2019 was $6.5 million, net of $1.0 million of share-based compensation cost capitalized to unevaluated property. At IPO, we recognized $2.0 million of share-based compensation cost related to the Incentive Units. Additionally, in April of 2019, in connection with the IPO, we adopted the Brigham Minerals, Inc. 2019 LTIP and granted RSAs, RSUs and PSUs to our employees and executives. Certain of the RSAs vested immediately and we recognized $3.2 million of share-based compensation cost related to the RSAs. Also, subsequent to the IPO and prior to June 30, 2019, we recognized an additional $2.3 million of share-based compensation cost related to the Incentive Units and the awards granted under the LTIP. No share-based compensation expenses were recognized prior to the IPO because the IPO was not considered probable.

Interest expense. Interest expense increased $4.0 million for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 due to higher average outstanding borrowings and higher interest rates under our Owl Rock credit facility compared to our prior revolving credit facility. The need for greater borrowings was driven by our increased acquisition pace in the six months ended June 30, 2019 relative to the six months ended June 30, 2018. Our weighted-average interest rate was 7.9% and 5.1% for the six months ended June 30, 2019 and 2018, respectively. In May 2019, a portion of the net proceeds received from the IPO were used to fully repay the outstanding borrowings under the Owl Rock credit facility. In July 2018, proceeds from the Owl Rock credit facility were used to fully repay the outstanding balance of the prior revolving credit facility. See “Note 7—Long-Term Debt” and “Note 1—Business and Basis of Presentation” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 included elsewhere in this prospectus for further discussion of this transaction.

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Loss on extinguishment of debt. As a result of the full repayment of the outstanding balance of the Owl Rock credit facility of $200.0 million in May 2019, we recognized a loss on extinguishment of debt of approximately $6.9 million. The loss on extinguishment of debt consists of a $4.0 million write-off of capitalized debt issuance costs, a $2.1 million prepayment fee and accrued legal fees of $0.8 million. See “Note 7—Long-Term Debt” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 included elsewhere in this prospectus for further discussion of these transactions.

Loss on derivative instruments, net. For the six months ended June 30, 2019, we recognized a net loss on derivative instruments of $0.6 million, which is attributable to oil derivative instruments of which a $0.2 million gain was realized. For the six months ended June 30, 2018, we recognized a net loss on derivative instruments of $0.9 million attributable to oil derivative instruments, of which $0.4 million was realized.

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Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table provides the components of our predecessor’s revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Year Ended December 31,		Variance
	2018	2017
	(dollars in thousands, except for realized prices)
Production
Oil (MBbls)	777	454	323	70.9%
Natural gas (MMcf)	2,507	1,768	739	41.8%
NGLs (MBbls)	222	109	113	103.0%

Equivalents (MBoe)	1,417	858	559	65.0%
Equivalents per day (Boe/d)	3,881	2,352	1,529	65.0%
Revenues
Oil sales	$47,040	$22,092	$24,948	112.9%
Natural gas sales	7,014	5,492	1,522	27.7%
NGL sales	5,704	2,482	3,222	129.8%

Total mineral and royalty revenue	59,758	30,066	29,692	98.8%
Lease bonus and other revenue	7,506	10,842	(3,336)	(30.8)%

Total revenue	$67,264	$40,908	$26,356	64.4%
Other operating income:
Gain (loss) on sale of oil and gas properties, net	—	94,551	(94,551)	* **

Realized prices, without derivatives:
Oil ($/Bbl)	$60.56	$48.61	$11.95	24.6%
Natural gas ($/Mcf)	2.80	3.11	(0.31)	(10.0)%
NGLs ($/Bbl)	25.72	22.71	3.01	13.3%

Equivalents ($/Boe)	$42.19	$35.02	$7.17	20.5%
Realized prices, with derivatives(1):
Oil ($/Bbl)	$59.59	$48.61	$10.98	22.6%
Equivalents ($/Boe)	41.66	35.02	6.64	19.0%
Operating expenses
Gathering, transportation and marketing	$3,944	$1,754	$2,190	124.9%
Severance and ad valorem taxes	3,536	1,601	1,935	120.8%
Depreciation, depletion, and amortization	13,915	6,955	6,960	100.1%
General and administrative	6,638	3,935	2,703	68.7%

Total operating expenses	$28,033	$14,245	$13,788	96.8%
Other income (expense)
Gain (loss) on derivative instruments, net	$424	$(121)	$545	(449.6)%
Interest expense, net	(7,446)	(556)	(6,890)	1,238.9%

Total other income (expense), net	$(7,022)	$(677)	$(6,345)	937.2%

Note: Individual variance amounts may not calculate due to rounding.

(1)

Hedged prices reflect the effect of our commodity derivative transactions on our average sales prices. Our calculation of such effects include realized gains and losses on cash settlements for commodity derivatives, which we do not designate for hedge accounting.

***	Calculation is not meaningful.

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Revenues

Total revenues for the twelve months ended December 31, 2018 increased by 64%, or $26.4 million, compared to the year ended December 31, 2017. The increase was attributable to a $29.7 million increase in mineral and royalty revenue during the period, partially offset by a $3.3 million decrease in lease bonus revenue. The increase in mineral and royalty revenue was primarily the result of increased drilling and completion activity on our mineral and royalty interests, which resulted in a 65% increase in production volumes to 3,881 Boe/d and a corresponding increase in revenue of $19.5 million. Realized commodity prices increased 20% resulting in an additional $10.2 million increase in mineral and royalty revenue.

Oil revenue for the year ended December 31, 2018 increased by 113%, or $24.9 million, compared to the year ended December 31, 2017. Oil production volumes increased 71% to 2,128 Boe/d resulting in a $15.7 million increase in oil revenue. The increase in oil production volumes for the period was primarily attributable to increased drilling and completion activity on our properties in Colorado, Texas, North Dakota and Oklahoma. Realized oil prices increased 25% to $60.56 per barrel, resulting in an additional increase in revenue of $9.2 million.

Natural gas revenue for the year ended December 31, 2018 increased by 28%, or $1.5 million, compared to the year ended December 31, 2017. Natural gas production volumes increased 42% to 6,869 Mcf/d resulting in a $2.3 million increase in natural gas sales. The increase in natural gas production volumes for the period was primarily attributable to increased drilling and completion activity on our properties in Texas, Colorado, North Dakota and Oklahoma. Realized natural gas prices decreased by 10% to $2.80 per Mcf resulting in an offsetting decrease in revenue of $0.8 million.

NGL revenue for the year ended December 31, 2018 increased by 130%, or $3.2 million compared to the year ended December 31, 2017. NGL production volumes increased by 103% to 608 Boe/d, resulting in a $2.5 million increase in NGL sales, while realized NGL prices increased by 13% to $25.72 per barrel, resulting in an additional increase in revenue of $0.7 million.

Lease bonus revenue for the year ended December 31, 2018 decreased by 31%, or $3.3 million, compared to the year ended December 31, 2017. The decrease was primarily attributable to a decrease in leasing activity on our interests in Oklahoma, partially offset by an increase in leasing activity in Texas. Other revenues include payments for right-of-way and surface damages and were not a significant portion of the overall amount.

Other operating income

Gain on sale of oil and gas properties, net. On February 28, 2017, Brigham Operating and Brigham Resources Midstream, LLC, wholly owned subsidiaries of Brigham Resources, closed on the sale of substantially all of their Southern Delaware Basin leasehold and related assets, including certain mineral and royalty interests owned by Brigham Resources, to a third-party public entity. The proceeds for mineral and royalty interests represented $156.7 million of the net adjusted sales price and consisted of cash of $111.1 million and shares valued at $45.6 million. The mineral and royalty interests sold represented approximately 12% in aggregate of Brigham Resources’ total proved reserves as of December 31, 2016. As a result of the sale, the relationship between capitalized costs and proved reserves was altered significantly and Brigham Resources recorded a gain of $94.6 million.

Operating and other expenses

Gathering, transportation and marketing expenses for the year ended December 31, 2018 increased by 125%, or $2.2 million, as compared to the year ended December 31, 2017, which was largely driven by the 65% increase in our production volumes.

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Severance and ad valorem taxes for the year ended December 31, 2018 increased by 121%, or $1.9 million, as compared to the year ended December 31, 2017, which was primarily due to higher severance taxes associated with oil revenue as a result of higher oil production volumes and higher oil prices.

Depreciation, depletion and amortization (DD&A) expense for the year ended December 31, 2018 increased by 100%, or $7.0 million, compared to the year ended December 31, 2017, which was primarily due to an increase in depletion expense of $7.1 million. Higher production volumes increased our depletion expense by $4.1 million, and a higher depletion rate increased our depletion expense by $3.0 million.

General and administrative expense for the year ended December 31, 2018 increased by 69%, or $2.7 million, compared to the year ended December 31, 2017 as a result of increased headcount and incremental business development expenses.

Interest expense for the year ended December 31, 2018 increased $6.9 million compared to the year ended December 31, 2017 due to greater average outstanding borrowings and higher interest rates under our prior revolving credit facility. The need for greater borrowings was driven by our increased acquisition pace in 2018 relative to 2017.

For the year ended December 31, 2018, we recognized a gain on derivative instruments, net of $0.4 million, which is attributable to oil derivative instruments. We realized $0.8 million of losses on our settled derivative instruments during the year ended December 31, 2018. For the year ended December 31, 2017, we recognized a net loss on derivative instruments of $0.1 million, which is attributable to derivative instruments based on the price of oil.

Factors Affecting the Comparability of Our Results of Operations to the

Historical Results of Operations of Our Predecessor

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

The historical unaudited condensed combined financial statements included in this prospectus for periods on or before April 23, 2019 are based on the financial statements of our predecessor, Brigham Resources, prior to our corporate reorganization consummated in connection with our IPO. As a result, such historical unaudited condensed combined financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization described in “Note 1—Business and Basis of Presentation” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Brigham Minerals acquired an indirect interest in Brigham Resources on July 16, 2018 in a series of restructuring transactions pursuant to which certain entities affiliated with Warburg Pincus contributed all of their respective interests in the entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals (the “July 2018 restructuring”). As a result of such restructuring transactions, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a 16.5% membership interest in Brigham Resources. The remaining outstanding membership interests of Brigham Resources remained with the Original Owners.

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions that are collectively referred to in this prospectus as the “November 2018 restructuring.” In connection with the

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November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham LLC. After giving effect to the corporate reorganization and the IPO, but prior to this offering, Brigham Minerals owned an approximate 43.3% interest in Brigham LLC. In addition, Brigham Minerals became the sole managing member of Brigham LLC and is responsible for all operational, management and administrative decisions relating to Brigham LLC’s business. See “Note 1—Business and Basis of Presentation” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 contained elsewhere in this prospectus.

The corporate reorganization that was completed contemporaneously with the closing of the IPO provided a mechanism by which the Brigham LLC Units to be allocated amongst the Original Owners, including the holders of our management incentive units, was determined. As a result, the satisfaction of all conditions relating to the vesting of certain management incentive units held in Brigham Equity Holdings, LLC (“Brigham Equity Holdings”) by our management and employees became probable. Accordingly, contemporaneous with the IPO, we recognized share-based compensation cost of approximately $2.0 million from the grant date through the IPO date, related to the estimated fair value of the Incentive Units (as defined in “Executive Compensation”) at grant, all of which was non-cash. From the IPO date through June 30, 2019, we recognized an additional $5.5 million in non-cash, share-based compensation cost related to the Incentive Units, RSAs, RSUs, and PSUs. Additionally, from the IPO date through June 30, 2019, we capitalized $1.0 million of the share-based compensation cost to unevaluated oil and gas properties. In addition, as the vesting conditions of the unvested Incentive Units, RSAs, RSUs and PSAs, are satisfied we will recognize additional non-cash charges for share compensation expense of approximately $25.9 million.

Public Company Expenses

As a result of the IPO, we incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, including share-based compensation, preparing annual and quarterly reports to stockholders, tax return preparation, independent and internal auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental G&A expenses are not included in our results of operations prior to the IPO.

Income Taxes

Brigham Minerals is subject to U.S. federal and state income taxes as a corporation. Our predecessor was treated as a flow-through entity, and is currently treated as a disregarded entity, for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its members, including Brigham Minerals. Accordingly, the financial data of our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than franchise tax in the State of Texas).

Capital Requirements and Sources of Liquidity

Historically, our primary sources of liquidity have been capital contributions from our Original Owners, borrowings under our debt arrangements, proceeds from our IPO and cash flows from operations. Following the completion of this offering, we expect our primary sources of liquidity to be the net proceeds retained from this offering, cash flows from operations, borrowings under our revolving credit facility that we entered into in May 2019 (as described below) or any other credit facility we enter into in the future and proceeds from any future issuances of debt or equity securities. We expect our primary use of capital will be for the payment of dividends to our stockholders and for investing in our business, specifically the acquisition of additional mineral and royalty interests.

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As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operator. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the number and size of acquisition opportunities, our cash flows from operations, investing and financing activities and our ability to assimilate acquisitions. For the six months ended June 30, 2019, we incurred approximately $81.3 million for acquisition-related capital expenditures, inclusive of a $1.0 million capitalized share-based compensation cost recorded in the second quarter of 2019. We periodically assess changes in current and projected free cash flows, acquisition and divestiture activities, debt requirements and other factors to determine the effects on our liquidity. Based upon our current oil, natural gas and NGL price expectations for the year ended December 31, 2019, we believe that our cash flow from operations, additional borrowings under our revolving credit facility, the proceeds from this offering will provide us with sufficient liquidity to execute our current strategy. However, our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through additional borrowings, joint venture partnerships, asset sales, offerings of equity and debt securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

As of June 30, 2019, we had $120.0 million available under the borrowing base of our revolving credit facility. We fully repaid our outstanding borrowings under the Owl Rock credit facility, which were $200.0 million as of May 7, 2019. See “Note 7—Long-Term Debt” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 included elsewhere in this prospectus for further discussion of this transaction. As of June 30, 2019, we had liquidity of $202.7 million.

Working Capital

Our working capital, which we define as current assets minus current liabilities, totaled $98.2 million at June 30, 2019, as compared to $53.5 million at December 31, 2018. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant.

When new wells are turned to sales, our collection of receivables has lagged approximately six months from initial production as operators complete the division order process, at which point we are paid in arrears and then kept current. Our cash and cash equivalents balance totaled $82.7 million and $32.0 million at June 30, 2019 and December 31, 2018, respectively. The increase in cash and cash equivalents was primarily due to the cash proceeds generated from the IPO partially offset by the full repayment of the outstanding balance of the Owl Rock credit facility. See “Note 7—Long-Term Debt” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 for further discussion of this transaction. We expect that the proceeds from this offering, our cash flows from operations and additional borrowings under our revolving credit facility will be sufficient to fund our working capital needs. We expect that the pace of our operators’ drilling of our undeveloped locations, production volumes, commodity prices and differentials to WTI and Henry Hub prices for our oil, natural gas and NGL production will be the largest variables affecting our working capital.

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Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(In thousands)
Net cash provided by operating activities	$29,567	$14,899	$31,444	$29,401
Net cash provided by/(used in) investing activities	(79,132)	(109,203)	(195,742)	26,172
Net cash (used in)/provided by financing activities	100,307	89,008	189,397	(82,647)

Analysis of Cash Flow Changes Between the Six Months Ended June 30, 2019 and 2018

Operating activities. Net cash provided by operating activities is primarily affected by production volumes, the prices of oil, natural gas and NGLs, lease bonus revenue and changes in working capital. The increase in net cash provided by operating activities for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 is primarily due to a 74% increase in production volumes partially offset by (i) the 12% decrease in realized prices during the six months ended June 30, 2019 discussed above; (ii) increases in operating expenses and (iii) lower lease bonus revenues. Typically, an operator makes initial payment related to a new well approximately six months after the well has come on line, which payment often comprises of multiple months of production revenue.

Investing activities. Net cash used in investing activities is primarily comprised of acquisitions of mineral and royalty interests, net of dispositions. For the six months ended June 30, 2019, our net cash used in investing activities was primarily a result of acquisitions of mineral and royalty interests totaling $81.1 million, offset by sales of mineral and royalty interests totaling $2.0 million. For the six months ended June 30, 2018, our net cash used in investing activities was primarily a result of acquisitions of mineral and royalty interests of $105.0 million, as well as restricted cash held in escrow for pending transactions totaling $4.0 million. Our purchase and sale agreements and escrow agreements typically provide for a 30-day period for us to verify title.

Financing activities. Net cash provided by financing activities for the six months ended June 30, 2019 was primarily related to $278.5 million in net proceeds received from the IPO and borrowings under our Owl Rock credit facility of $25.0 million, offset by $200.0 million used to fully repay borrowings under our Owl Rock credit facility. Net cash provided by financing activities for the six months ended June 30, 2018 included $46.0 million in net capital contributions from the Original Owners and $43.0 million in additional borrowings under the prior revolving credit facility.

Analysis of Cash Flow Changes Between the Year Ended December 31, 2018 and 2017

Operating activities. Net cash provided by operating activities is primarily affected by the prices of oil, natural gas and NGLs, production volumes, lease bonus revenue and changes in working capital. The 65% increase in production volumes and the 20% increase in realized prices during the year ended December 31, 2018 discussed above were offset by increases in operating expenses and accounts receivable. Typically, an operator makes initial payment related to a new well approximately six months after the well has come on line, often comprised of multiple months of production.

Investing activities. Net cash used in investing activities is primarily comprised of acquisitions of oil and natural gas mineral and royalty interests, net of dispositions. For the year ended December 31, 2018, our net cash used in investing activities was primarily a result of acquisitions of mineral and royalty interests totaling $195.6 million and additions to other fixed assets of $0.7 million. Our cash flows from investing activities for the year ended December 31, 2018 also reflects $0.9 million of proceeds from the sale of equity securities and a transfer of $0.4 million of these proceeds to restricted cash to be distributed to investors.

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For the year ended December 31, 2017, our net cash provided by investing activities was primarily a result of divestiture proceeds of $111.0 million from the February 2017 sale of mineral and royalty interests and proceeds of $17.9 million from a sale of equity securities, which was partially offset by the acquisition of mineral and royalty interests totaling $101.4 million.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2018 included $46.0 million in net capital contributions from the Original Owners and $213.4 million in additional borrowings under our prior revolving credit facility and new credit facility combined, net of $4.6 million in associated loan closing costs. This was partially offset by payment of $70.0 million to pay off and terminate the prior revolving credit facility on July 28, 2018 using funds from the new credit facility.

Net cash used in financing activities for the year ended December 31, 2017 included $94.5 million in net capital distributions to the Original Owners, partially offset by $11.9 million in net borrowings under our prior revolving credit facility, net of $0.1 million in associated closing costs.

Our Owl Rock Credit Facility

On July 27, 2018, we entered into a credit agreement with Owl Rock Capital Corporation, as administrative agent and collateral agent (our “Owl Rock credit facility”). Our Owl Rock credit facility was subject to customary fees, guarantees of subsidiaries, restrictions and covenants, including certain restricted payments, and was collateralized by certain of our royalty and mineral properties.

Our Owl Rock credit facility provided for a $125.0 million initial term loan and a $75.0 million delayed draw term loan (“DDTL”). Also, a $10.0 million revolving credit facility was available for general corporate purposes, which was undrawn as of May 7, 2019. In addition, as of May 7, 2019, we had $200.0 million of term loans and DDTL borrowings outstanding under our Owl Rock credit facility. We used a portion of the proceeds from the IPO to repay the outstanding borrowings under the term loan portion and DDTL portion of our Owl Rock credit facility and terminated the Owl Rock credit facility on May 7, 2019. See “Note 1—Business and Basis of Presentation” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 contained elsewhere in this prospectus. Our Owl Rock credit facility bore interest at a rate per annum equal to, at our option, (a) the base rate plus 4.50%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 5.50%. Our Owl Rock credit facility required us to maintain compliance with customary financial and collateral coverage ratios. See “Note 7—Long-Term Debt” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 contained elsewhere in this prospectus for further discussion.

Our Prior Revolving Credit Facility

Prior to entering into our Owl Rock credit facility (which was terminated in May 2019), we maintained a revolving credit facility (our “prior revolving credit facility”) with Wells Fargo Bank, N.A., as administrative agent, and certain lenders party thereto with commitments of $150.0 million (subject to a borrowing base). We repaid the $70.0 million outstanding balance under our prior revolving credit facility with proceeds from our Owl Rock credit facility and terminated the prior revolving credit facility.

Our Revolving Credit Facility

On May 16, 2019 (the “closing date”), Brigham Resources entered into a credit agreement with Wells Fargo Bank, N.A., as administrative agent for the various lenders from time to time party thereto, providing for a revolving credit facility (our “revolving credit facility”). Our revolving credit facility is guaranteed by Brigham Resources’ domestic subsidiaries and is collateralized by a lien on substantial portion of Brigham Resources and its domestic subsidiaries’ assets, including substantial portion of their respective royalty and mineral properties.

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Availability under our revolving credit facility is governed by a borrowing base, which is subject to redetermination on November 1, 2019, February 1, 2020 and semi-annually thereafter on May 1 and November 1 of each year, commencing with May 1, 2020. In addition, lenders holding two-thirds of the aggregate commitments may request one additional redetermination each year. Brigham Resources can also request one additional redetermination each year, and such other redeterminations as appropriate when significant acquisition opportunities arise. The borrowing base is subject to further adjustments for asset dispositions, material title deficiencies, certain terminations of hedge agreements and issuances of permitted additional indebtedness. Increases to the borrowing base require unanimous approval of the lenders, while decreases only require approval of lenders holding two-thirds of the aggregate commitments at such time. As of the closing date, the borrowing base was $120.0 million, and there were no amounts drawn under our revolving credit facility.

Our revolving credit facility bears interest at a rate per annum equal to, at our option, the adjusted base rate or the adjusted LIBOR rate plus an applicable margin. The applicable margin is based on utilization of our revolving credit facility and ranges from (a) in the case of adjusted base rate loans, 0.750% to 1.750% and (b) in the case of adjusted LIBOR rate loans, 1.750% to 2.750%. Brigham Resources may elect an interest period of one, two, three, six, or if available to all lenders, twelve months. Interest is payable in arrears at the end of each interest period, but no less frequently than quarterly. A commitment fee is payable quarterly in arrears on the daily undrawn available commitments under our revolving credit facility in an amount ranging from 0.375% to 0.500% based on utilization of our revolving credit facility. Our revolving credit facility is subject to other customary fee, interest and expense reimbursement provisions.

Our revolving credit facility matures on May 16, 2024. Loans drawn under our revolving credit facility may be prepaid at any time without premium or penalty (other than customary LIBOR breakage) and must be prepaid in the event that exposure exceeds the lesser of the borrowing base and the elected availability at such time. The principal amount of loans that are prepaid are required to be accompanied by accrued and unpaid interest and fees on such amounts. Loans that are prepaid may be reborrowed. In addition, Brigham Resources may permanently reduce or terminate in full the commitments under our revolving credit facility prior to maturity. Any excess exposure resulting from such permanent reduction or termination must be prepaid. Upon the occurrence of an event of default under our revolving credit facility, the administrative agent acting at the direction of the lenders holding a majority of the aggregate commitments at such time may accelerate outstanding loans and terminate all commitments under our revolving credit facility, provided that such acceleration and termination occurs automatically upon the occurrence of a bankruptcy or insolvency event of default.

Contractual Obligations

A summary of our contractual obligations as of June 30, 2019 is provided in the following table:

	2019	2020	2021	2022	2023	Thereafter	Total
	(In thousands)
Office lease	299	654	672	689	474	111	2,899

On July 15, 2019, we entered into a new office lease agreement for additional office spaces and termination of some of our existing office spaces. The new agreement replaces all our existing office lease agreements. See “Note 14—Subsequent Events” to the condensed consolidated and combined financial statements of Brigham Minerals as of June 30, 2019 for further discussion of this transaction.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of

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loss arising from adverse changes in oil, natural gas and NGL prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that our operators receive for the oil, natural gas and NGLs produced from our properties. Realized prices are primarily driven by the prevailing global prices for oil and prices for natural gas and NGLs in the United States. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. During the past five years, the posted price for WTI has ranged from a low of $26.19 per barrel in February 2016 to a high of $78.77 per barrel in November 2014, and as of June 30, 2019, the posted price for oil was $58.20 per barrel. NGL prices generally correlate to the price of oil, and accordingly prices for these products have likewise declined and are likely to continue following that market. Prices for domestic natural gas have also fluctuated significantly over the last several years. During the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $6.24 per MMBtu in January 2018, and as of June 30, 2019, the Henry Hub spot market price of natural gas was $2.42 per MMBtu. The prices our operators receive for the oil, natural gas and NGLs produced from our properties depend on numerous factors beyond their and our control, some of which are discussed in “Risk Factors—Risks Related to Our Business—Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests is sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.”

A $1.00 per barrel change in our realized oil price would have resulted in a $0.6 million change in our oil revenues for the six months ended June 30, 2019. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $0.2 million change in our natural gas revenues for the six months ended June 30, 2019. A $1.00 per barrel change in NGL prices would have resulted in a $0.2 million change in our NGL revenues for the six months ended June 30, 2019. Royalty revenue from oil sales contributed 77% of our total revenues for the six months ended June 30, 2019. Royalty revenue from natural gas sales contributed 11% and royalty revenue from NGL sales contributed 7% of our total revenues for the six months ended June 30, 2019.

We may enter into derivative instruments, such as collars, swaps and basis swaps, to partially mitigate the impact of commodity price volatility. These hedging instruments allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil, natural gas and NGL prices and provide increased certainty of cash flows for our debt service requirements. However, these instruments provide only partial price protection against declines in oil, natural gas and NGL prices and may partially limit our potential gains from future increases in prices. Our revolving credit facility allows us to hedge up to 85% of our reasonably anticipated projected production from our proved reserves of oil and natural gas, calculated separately, for up to 60 months in the future. As of June 30, 2019 and December 31, 2018, we had in place crude oil swaps through December 2019 covering 0.2% and 1%, respectively, of our projected crude oil production from proved reserves. We had no natural gas derivative contracts in place as of June 30, 2019 and December 31, 2018.

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Our open positions as of June 30, 2019 are as follows:

Description & Production Period	Volume	Weighted Average Swap Price
	(Bbl)	($/Bbl)
Crude Oil Swaps:
July 2019—September 2019	15,000	$63.61
October 2019—December 2019	15,000	$63.61

Total	30,000	$63.61

At June 30, 2019 and December 31, 2018, we had a net asset derivative position of $0.2 million and $1.1 million, respectively, related to our oil price swap derivatives. Utilizing actual derivative contractual volumes under our fixed price swaps as of June 30, 2019, a 10% increase in forward curves associated with the underlying commodity would have decreased the net asset position to approximately zero, while a 10% decrease in forward curves associated with the underlying commodity would have increased the net asset derivative position to $0.3 million, an increase of $0.2 million. However, any cash derivative gain or loss would be substantially offset by a decrease or increase, respectively, in the actual sales value of production covered by the derivative instrument.

Counterparty and Customer Credit Risk

Our derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While we do not require counterparties to our derivative contracts to post collateral, we do evaluate the credit standing of such counterparties as we deem appropriate. The counterparties to our derivative contracts currently in place have investment grade ratings.

Our principal exposures to credit risk are through receivables generated by the production activities of our operators. The inability or failure of our significant operators to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit risk associated with our operators and customers is acceptable.

Interest Rate Risk

Our revolving credit facility bears interest at a rate per annum equal to, at our option, the adjusted base rate or the adjusted LIBOR rate plus an applicable margin. The applicable margin is based on utilization of our revolving credit facility and ranges from (a) in the case of adjusted base rate loans, 0.750% to 1.750% and (b) in the case of adjusted LIBOR rate loans, 1.750% to 2.750%. Brigham Resources may elect an interest period of one, two, three, six, or if available to all lenders, twelve months. Interest is payable in arrears at the end of each interest period, but no less frequently than quarterly. A commitment fee is payable quarterly in arrears on the daily undrawn available commitments under our revolving credit facility in an amount ranging from 0.375% to 0.500% based on utilization of our revolving credit facility. Our revolving credit facility is subject to other customary fee, interest and expense reimbursement provisions. As of June 30, 2019, we had no amounts drawn on our revolving credit facility.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated and combined financial statements, which have been prepared in accordance with GAAP. Preparation in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Changes in estimates are

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recorded prospectively. Changes in facts and circumstances or additional information may result in revised estimates, and although management believes these estimates are reasonable, actual results may differ from these estimates.

A complete list of our significant accounting policies are described in the notes to our condensed consolidated and combined financial statements included elsewhere in this prospectus.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although management believes these estimates are reasonable, actual results could differ from these estimates. Changes in estimates are recorded prospectively.

Our condensed consolidated and combined financial statements are based on a number of significant estimates including quantities of oil, natural gas and NGL reserves that are the basis for the calculations of DD&A and impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered. Brigham Minerals’ year-end reserve estimates are audited by CG&A, an independent petroleum engineering firm. Quarterly reserve estimates are internally generated by our in-house engineering staff. Other items subject to significant estimates and assumptions include the carrying amount of oil and natural gas properties, valuation of derivative instruments, share-based compensation costs, and revenue accruals.

Receivables

Receivables consist of mineral and royalty income due from operators for oil and gas sales to purchasers. Those purchasers remit payment for production to the operator of the properties and the operator, in turn, remits payment to us. Receivables from third parties for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Receivables from new wells turned in line for which we did not receive payment at the time revenues are recognized are estimated and recognized only when public production information is available. Volume estimates are based upon historical actual data if available, otherwise on engineering estimates. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

We routinely review outstanding balances, assess the financial strength of our customers and record a reserve for amounts not expected to be fully recovered. We recorded an allowance for doubtful accounts for $0.4 million for the year ended December 31, 2018, which is included in general and administrative expenses. We did not record any allowance for doubtful accounts for the six months ended June 30, 2019 or the year ended December 31, 2017.

Derivative Instruments

In the normal course of business, we are exposed to certain risks, including changes in the prices of oil, natural gas and NGLs and interest rates. We have historically entered into derivative contracts to manage our exposure to these risks. Our risk management activity is generally accomplished through over-the-counter derivative contracts with large financial institutions. We do not enter into derivative instruments for speculative purposes. Derivative instruments are recognized at fair value. If a right of offset exists under master netting

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arrangements and certain other criteria are met, derivative assets and liabilities with the same counterparty are netted on the consolidated balance sheets. We do not specifically designate derivative instruments as cash flow hedges, even though they reduce our exposure to changes in oil and natural gas prices; therefore, gains and losses arising from changes in the fair value of derivatives are recognized on a net basis in our predecessor’s consolidated statements of operations within loss on derivative instruments, net.

Oil and Gas Properties

We use the full cost method of accounting for our oil and natural gas properties. Under this method, all acquisition costs incurred for the purpose of acquiring mineral and royalty interests and certain related employee costs are capitalized into a full cost pool. Costs associated with general corporate activities are expensed in the period incurred.

Capitalized costs are amortized using the units-of-production method. Under this method, the provision for depletion is calculated by multiplying total production for the period by a depletion rate. The depletion rate is determined by dividing the total unamortized cost base by net equivalent proved reserves at the beginning of the period.

Costs associated with unevaluated properties are excluded from the amortizable cost base until a determination has been made as to the existence of proved reserves. Unevaluated properties are reviewed periodically to determine whether the costs incurred should be reclassified to the full cost pool and subjected to amortization. The costs associated with unevaluated properties primarily consist of acquisition and leasehold costs and capitalized interest. Unevaluated properties are assessed for impairment on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: expectation of future drilling activity; past drilling results and activity; geological and geophysical evaluations; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative acquisition costs incurred to date for such property are transferred to the full cost pool and are then subject to amortization. There was no impairment recorded for unevaluated properties for the six months ended June 30, 2019 or the years ended December 31, 2018 and 2017.

Sales and abandonments of oil and natural gas properties being amortized are accounted for as adjustments to the full cost pool, with no gain or loss recognized unless the adjustments would significantly alter the relationship between capitalized costs and proved reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center.

Natural gas volumes are converted to Boe at the rate of six Mcf of natural gas to one Bbl of oil. This convention is not an equivalent price basis and there may be a large difference in value between an equivalent volume of oil versus an equivalent volume of natural gas.

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated depletion, may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties (the ceiling limitation). A ceiling limitation is calculated at each reporting period. If total capitalized costs, net of accumulated DD&A, are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of the full cost pool is a noncash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower depletion expense in future periods. Once incurred, a write-down cannot be reversed at a later date. The ceiling limitation calculation is prepared using the 12-month first day of the month oil and natural gas average prices, as adjusted for basis or location differentials, held constant over the life of the reserves (net wellhead prices). If applicable, these net wellhead prices would be further adjusted to include the effects of any fixed price arrangements for the sale of oil and natural gas.

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As of December 31, 2018 and 2017, the full cost ceiling value of our reserves was calculated based on the average posted first-day-of-the month prices for the 12 months ended December 31, 2018 and 2017, in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 22% to 41% and from 19% to 42% of the oil posted price during the twelve months ended December 31, 2018 and 2017, respectively. For gas volumes, the average Henry Hub spot price was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices, held constant over the remaining lives of the properties, are $61.31 and $47.80 per barrel of oil, $23.98 and $18.56 per barrel of NGL and $2.51 and $2.74 per Mcf of gas as of December 31, 2018 and 2017, respectively. Using these prices, the net book value of oil and natural gas was below the ceiling limitation and no write-off was necessary.

Revenue Recognition

Royalty interests represent the right to receive revenues (oil and natural gas sales), less production and ad valorem taxes and post-production costs. Revenue is recorded when title passes to the purchaser. Royalty interests have no rights or obligations to explore, develop or operate the property once it is leased to a third-party operator and do not incur any of the costs of exploration, development and operation of the property.

We recognize revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.

Pricing of oil, natural gas and NGL sales from the properties is primarily determined by supply and demand in the marketplace and can fluctuate considerably. We have no involvement or operational control over the volumes and method of sale of oil, natural gas and NGLs produced and sold from the properties.

To the extent actual volumes and prices of oil, natural gas and NGLs are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volume and prices for these properties are estimated and recorded within accounts receivable in the accompanying consolidated balance sheet. Receivables from new wells turned in line for which we did not receive payment at the time revenues are recognized are estimated and recognized only when public production information is available. Differences between estimates of revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.

We earn lease bonus revenues and lease extension revenues (collectively referred to as “lease bonus revenue”) from leasing mineral interests to exploration and production companies in exchange for a royalty interest. Lease bonus revenues are recognized when received, at which time we give up the right to develop the land ourselves or to lease it to another party.

Share-Based Compensation

Brigham Minerals accounts for its share-based compensation, including grants of the Incentive Units, restricted stock awards, time-based restricted stock units and performance-based stock units, in the condensed consolidated and combined statements of operations based on their estimated fair values at grant date. Brigham Minerals recognizes expense on a straight-line basis over the vesting period of the respective grant, which is generally the requisite service period. Share-based compensation is included in general and administrative expenses in Brigham Minerals’ condensed consolidated and combined statements of operations included within this prospectus. There was approximately $25.9 million of unamortized compensation expense relating to outstanding awards at June 30, 2019. The unrecognized compensation expense will be recognized on a straight-line basis over the remaining vesting periods of the awards. Brigham Minerals accounts for forfeitures as they occur.

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Earnings Per Share

Brigham Minerals uses the “if-converted” method to determine the potential dilutive effect of its Class B common stock and the treasury stock method to determine the potential dilutive effect of outstanding Incentive Units, RSAs, RSUs, and PSUs.

Income Taxes

Brigham Minerals accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. On IPO date, Brigham Minerals recognized a tax benefit of approximately $13.7 million, associated with the differences between the tax and book basis of the investment in Brigham Resources, as discussed in “Note 11—Income Taxes” to the condensed, consolidated and combined financial statements as of June 30, 2019 contained elsewhere in this prospectus.

Temporary Equity

Brigham Minerals accounts for the Original Owners’ 56.7% interest in Brigham LLC as temporary equity as a result of certain redemption rights held by the Original Owners as discussed in “Note 9—Temporary Equity” to the condensed, consolidated and combined financial statements as of June 30, 2019 contained elsewhere in this prospectus. As such, Brigham Minerals adjusts temporary equity to its maximum redemption amount at the balance sheet date, if higher than the carrying amount. The redemption amount is based on the 10-day volume-weighted average closing price (“VWAP”) of Class A shares at the end of the reporting period. Changes in the redemption value are recognized immediately as they occur, as if the end of the reporting period was also the redemption date for the instrument, with an offsetting entry to additional paid-in capital.

Recently Issued Accounting Pronouncements

See “Note 2—Significant Accounting Policies—Recently Issued Accounting Standards” to our condensed consolidated and combined financial statements as of June 30, 2019 included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Brigham Minerals’ status as an emerging growth company under Section 107 of the JOBS Act permits it to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Brigham Minerals is choosing to take advantage of this extended transition period and, as a result, Brigham Minerals will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

Internal Controls and Procedures

Upon becoming a public company, we became required to comply with the SEC’s rules implementing Section 302 and Section 404 of the Sarbanes-Oxley Act, which requires our management to certify financial and other information in our quarterly and annual reports, and, beginning with the year following the first fiscal year for which we are required to file an annual report with the SEC, provide an annual management report on the effectiveness of our internal control over financial reporting. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial

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reporting under Section 404 beginning with our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Material Weaknesses and Remediation

Prior to the completion of the IPO, Brigham Resources had been a private company that required fewer accounting personnel to execute its accounting processes and supervisory resources to address its internal control over financial reporting, which we believed were adequate for a private company of its size and industry. In preparation for ongoing operations of a public company, we engaged third-party consultants to assist with the documentation, implementation and testing of enhanced accounting processes and control procedures required to meet the financial reporting requirements of a public company. Nevertheless, the design and execution of our controls has not been sufficiently tested by individuals with financial reporting oversight roles or by our third party consultants. In connection with the preparation and review of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2018, our management identified certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. After identifying such material weaknesses, which resulted in errors in our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018, we reviewed our audited financial statements for the year ended December 31, 2017 for additional potential accrual and presentation errors, which resulted in an immaterial correction of the presentation of gains and losses on sales of assets to include such gains and losses in other operating income for all periods presented. For more information regarding the impact of these material weaknesses on our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018, please see “Risk Factors—Risks Related to the Offering and Our Class A Common Stock—We have identified and are in the process of remediating certain material weaknesses related to our risk assessment processes and certain controls related to revenues and certain recent transactions. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may cause current and potential stockholders to lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.”

We are working to remediate the material weaknesses, which originated in our internal control over financial reporting described above. To date, we have taken steps to enhance our internal control environment, including implementing additional review procedures that we believe have remediated certain aspects of the identified material weaknesses. We have also engaged a third-party consultant to develop a plan for remediating the remaining aspects of the identified material weaknesses, including implementing additional review procedures, employing additional finance and accounting personnel and reevaluating our internal reporting procedures with respect to revenue recognition. Due to the material weaknesses described above, management performed additional analysis and procedures in order to conclude that our consolidated financial statements for the year ended December 31, 2018 and our unaudited condensed consolidated and combined financial statements for the three and six months ended June 30, 2019, respectively, are fairly presented, in all material respects, in accordance with GAAP. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses. In addition, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weaknesses described above.

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Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the six months ended June 30, 2019 and 2018 and years ended December 31, 2018 and 2017. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and our operators tend to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and natural gas prices increase drilling activity in the areas in which our properties are located.

Off-Balance Sheet Arrangements

As of June 30, 2019, we did not have any material off-balance sheet arrangements.

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BUSINESS

Our Company

Overview

We formed our company in 2012 to acquire and actively manage a portfolio of mineral and royalty interests in the core of what we view as the most active, highly economic, liquids-rich resource basins across the continental United States. Our primary business objective is to maximize risk-adjusted total return to our shareholders by both capturing growth in free cash flow from the continued development of our existing portfolio of 12,085 undeveloped horizontal drilling locations unburdened by development capital expenditures or lease operating expenses, as well as leveraging our highly experienced technical evaluation team to continue to execute upon our scalable business model of sourcing, methodically evaluating and integrating accretive minerals acquisitions in the core of top-tier, liquids-rich resource plays.

Our portfolio is comprised of mineral and royalty interests across four of the most highly economic, liquids-rich resource basins in the continental United States, including the Permian Basin in Texas and New Mexico, the SCOOP and STACK plays in the Anadarko Basin of Oklahoma, the DJ Basin in Colorado and Wyoming and the Williston Basin in North Dakota. Our highly technical approach towards mineral acquisitions in the geologic core of top-tier resource plays has purposefully led to a concentrated portfolio covering 39 of the most highly active counties for horizontal drilling in the continental United States. On a pro forma basis giving effect to our portfolio of approximately 74,100 net royalty acres at June 30, 2019 as if we had owned it since January 1, 2013, we estimate that the production volumes net to our interests would have grown at an approximate 54% compound annual growth rate from the beginning of 2013 through June 30, 2019, despite crude oil prices decreasing substantially during that same time period, as illustrated by the following chart.

Since inception, we have executed on our technically driven, disciplined acquisition approach and have closed 1,391 transactions with third-party mineral and royalty interest owners as of June 30, 2019. We have increased our mineral and royalty interests from approximately 10,200 net royalty acres as of December 31, 2013, to approximately 74,100 net royalty acres as of June 30, 2019, which represents a 43% compound annual growth rate in our mineral and royalty interests over that period. See “—Our Company—Our Mineral and Royalty Interests” for a discussion of how we calculate net royalty acres.

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The following table summarizes certain information regarding our net royalty acreage acquisitions during each year of our operations.

	2012	2013	2014	2015	2016	2017	2018	2019(1)	Total
Net Royalty Acres (NRAs) Acquired	500	9,700	17,300	7,200	9,800	9,400	14,900	5,300	74,100
Number of Acquisitions	15	313	380	152	121	110	201	99	1,391
Average NRAs per Acquisition	33	31	46	47	81	85	74	54	53
NRAs at Period End	500	10,200	27,500	34,700	44,500	53,900	68,800	74,100	74,100

(1)	Year to date as of June 30, 2019.

By targeting core, top-tier mineral acreage, our interests have continued to see rapid development with a total of approximately 409 horizontal wells spud on our mineral and royalty interests during the first half of 2019. This significant activity has similarly translated into rapid production growth with our production volumes growing approximately 82% for the quarter ended June 30, 2019 as compared to the quarter ended June 30, 2018. Further, our production volumes are comprised of high-value liquids with 71% of our volumes for the six months ended June 30, 2019 composed of crude oil and NGLs, which represents 89% of our mineral and royalty revenue for the period. The combined growth in our production volumes and the high percentage of liquids production have resulted in a 59% increase in our royalty revenue for the quarter ended June 30, 2019 as compared to the quarter ended June 30, 2018. We expect to see future organic growth in our production, revenue and free cash flow from 943 DUCs across our interests and approximately 680 horizontal drilling permits as of June 30, 2019 (excluding Laramie County, Wyoming), all of which are expected to occur without additional capital expenditure outlays. Development of permits on our acreage is driven by robust and consistent rig activity on meaningful portions of our acreage. Over the three months ended June 30, 2019, there have been an average of 62 horizontal rigs across our acreage, developing an average 2,285 net mineral acres, which we believe provides visibility toward future production growth.

Average Quarterly Rigs on Acreage	Average Quarterly NMA Under Development

In addition to existing near-term development, our permitted horizontal drilling locations represent only approximately 6% of our horizontal drilling locations, thereby providing us with a substantial long-term drilling inventory on our acreage.

Our management team has a long history of identifying, acquiring, delineating, developing and successfully monetizing positions in liquids-rich resource basins. Prior to forming Brigham Resources, our Executive Chairman, Ben (Bud) Brigham, formed Brigham Exploration, where it oversaw the identification, acquisition, delineation and development of approximately 375,000 net acres in the Williston Basin prior to Brigham Exploration’s sale to Statoil in December 2011 for $4.4 billion. Brigham Exploration utilized its technical capabilities in the Williston Basin to identify and acquire highly prospective leasehold acreage with favorable geologic attributes and employed advanced drilling and completion technologies to cost-effectively extract oil and natural gas. Immediately following the sale of Brigham Exploration, a subset of our management team then

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formed Brigham Operating and executed on these same strategies in the Southern Delaware Basin in West Texas. By applying rigorous geologic evaluation criteria, Brigham Operating was an early entrant in the Southern Delaware Basin in Pecos County, Texas, where it assembled an approximate 80,185 net acre leasehold position in a largely contiguous block. Brigham Operating sold these assets to Diamondback Energy, Inc., in February 2017 for approximately $2.55 billion.

Our Mineral and Royalty Interests

Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a mineral royalty, which entitles us to a percentage of production or revenue.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operator. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, gathering, transportation and marketing costs. As a result, operating margins and therefore free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional exploration and production operating company.

As of June 30, 2019, our mineral and royalty interests consisted of approximately 51,900 net mineral acres, which have been leased to operators to explore for and develop our oil and natural gas rights at a weighted average royalty of 17.8%. Typically, within the minerals industry, mineral owners standardize ownership to a 12.5%, or 1/8th, royalty interest, which is referred to as a “net royalty acre.” Our net mineral acres standardized to a 1/8th royalty equate to approximately 74,100 net royalty acres. When standardized on a 100% royalty basis, these approximately 74,100 net royalty acres equate to approximately 9,250 “100% royalty acres.” Our approximately 74,100 net royalty acres are located within 1,461 DSUs, which are the areas designated in a spacing order or unit designation as a unit and within which operators drill wellbores to develop our oil and natural gas rights. Our DSUs, in aggregate, consist of a total of approximately 1,439,000 gross acres, which we refer to as our “gross DSU acreage.” Within our gross DSU acreage, we expect to have an interest in wells currently producing or that will be drilled in the future. The following table summarizes our mineral and royalty interest position and the conversion of our interests between net mineral acres, net royalty acres and 100% royalty acres as of June 30, 2019.

Net Mineral Acres	Weighted Average Royalty	Net Royalty Acres(1)	100% Royalty Acres(2)	Gross DSU Acres	Implied Average Net Revenue Interest per Well(3)
51,900	17.8%	74,100	9,250	1,439,000	0.6%

(1)	Standardized to a 1/8th royalty (i.e., 51,900 net mineral acres * 17.8% / 12.5%).
(2)	Standardized to a 100% royalty (i.e., 74,100 net royalty acres * 12.5%).
(3)	Calculated as number of 100% royalty acres per gross DSU acre (i.e., 9,250 100% royalty acres / 1,439,000 gross DSU acres).

In addition to mineral interests, which represented approximately 96% of our net royalty acres as of June 30, 2019, we also own other types of non-cost-bearing interests, including:

•

Nonparticipating Royalty Interests. NPRIs are royalty interests that are carved out of mineral interests. NPRIs are typically perpetual and, similar to mineral interests, have the right to a percentage of production revenues extracted from the mineral and royalty acreage. NPRIs do not have the associated executive right to lease or to receive lease bonuses. We combine our mineral and NPRI assets into one category because they share many of the same characteristics due to the nature of the underlying interest. As of June 30, 2019, we owned approximately 1,700 net royalty acres of NPRIs.

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•

Overriding Royalty Interests. ORRIs are royalty interests that burden the working interest ownership (e.g. lessee’s ownership) of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. As of June 30, 2019, we owned approximately 400 net royalty acres of ORRIs.

Our Properties

Focus Areas

Our mineral and royalty interests are primarily located in six resource plays, which we refer to as our focus areas. These include the Delaware and Midland Basins in the Permian Basin, the SCOOP and STACK plays in the Anadarko Basin, the DJ Basin and the Williston Basin. The following chart shows our overall exposure to each of our primary focus areas based on our net royalty acres in each focus area as of June 30, 2019.

In addition, the following table summarizes certain information regarding our primary focus areas. Our average daily net production for the three months ended June 30, 2019 was comprised 56% of oil production, 29% of natural gas production and 15% of NGL production.

	Acreage as of June 30, 2019						Gross Horizontal Producing Well Count as of June 30, 2019(4)	Average Daily Net Production for Three Months Ended June 30, 2019(5) (Boe/d)
Basin	Net Mineral Acres	Weighted Average Royalty	Net Royalty Acres(1)	100% Royalty Acres(2)	Gross DSU Acres	Implied Average Net Revenue Interest per Well(3)
Delaware	13,500	20.1%	21,750	2,700	265,000	1.0%	650	2,606
Midland	2,900	15.1%	3,500	450	64,000	0.7%	146	304
SCOOP	6,900	18.7%	10,250	1,300	184,000	0.7%	313	645
STACK	7,100	17.6%	10,050	1,250	165,000	0.8%	285	1,136
DJ	12,100	16.0%	15,450	1,950	167,000	1.2%	905	1,191
Williston	5,300	16.3%	6,900	850	475,000	0.2%	1,501	764
Other	4,100	18.6%	6,200	750	119,000	0.6%	120	122

Total	51,900	17.8%	74,100	9,250	1,439,000	0.6%	3,920	6,768

Note: Individual amounts may not add up to totals due to rounding.

(1)	Standardized to a 1/8th royalty.
(2)	Standardized to a 100% royalty.
(3)	Calculated as number of 100% royalty acres per gross DSU acre.
(4)	Represents number of horizontal producing wells across all DSUs in which we participate.
(5)	Represents actual production plus allocated accrued volumes attributable to the period presented.

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Permian Basin—Delaware and Midland Basins

The Permian Basin ranges from West Texas into southeastern New Mexico and is currently the most active area for horizontal drilling in the United States. The Permian Basin is further subdivided into the Delaware Basin in the west and the Midland Basin in the east. Based on our geologic and engineering data as well as current delineation efforts by operators, we believe our mineral and royalty interests in the Delaware Basin are prospective for seven or more producing zones of economic horizontal development including the Wolfcamp A, B, C and XY; First, Second and Third Bone Spring; and the Avalon. Our Delaware Basin mineral and royalty interests are located in Reeves, Loving, Ward, Pecos, Culberson and Winkler Counties, Texas with our remaining interests located in Lea County, New Mexico. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the Midland Basin are prospective for five or more producing zones of economic horizontal development including the Middle Spraberry; Lower Spraberry; and Wolfcamp A, B and C. Our Midland Basin mineral and royalty interests are located in Martin, Midland, Upton, Howard and Reagan Counties, Texas.

Anadarko Basin—SCOOP and STACK Plays

The SCOOP play (South Central Oklahoma Oil Province) is located in central Oklahoma in Grady, Garvin, Stephens and McClain Counties. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the SCOOP play are prospective for two or more producing zones of economic horizontal development including multiple Woodford benches and the Springer Shale. In addition, operators are also currently testing other formations in the area including the Sycamore, Caney and Osage, which is also referred to as SCORE (Sycamore Caney Osage Resource Expansion). The STACK play (derived from Sooner Trend Anadarko Basin Canadian and Kingfisher Counties) is located in central Oklahoma in Kingfisher, Canadian, Caddo and Blaine Counties. Based on our geologic and engineering data as well as current delineation efforts by operators, we believe our mineral and royalty interests in the STACK play are prospective for four or more producing zones of economic horizontal development including multiple benches within both the Meramec and Woodford formations.

DJ Basin

The DJ Basin is located in Northeast Colorado and Southeast Wyoming, with the majority of operator horizontal drilling activity located in Weld and Broomfield Counties, Colorado, and Laramie County, Wyoming. Based on our geologic and engineering interpretations as well as current delineation efforts by operators, we believe our mineral and royalty interests in the DJ Basin are prospective for four or more producing zones of economic horizontal development including the Niobrara A, B and C and Codell formations.

Williston Basin

The Williston Basin stretches from western North Dakota into eastern Montana with the majority of operator horizontal drilling activity located in Mountrail, Williams, and McKenzie Counties, North Dakota. Based on our geologic and engineering interpretations as well as current operator delineation efforts, we believe our mineral and royalty interests are prospective for two or more producing zones of economic horizontal development including the Bakken and multiple Three Forks benches. The majority of our interests are located in Mountrail, Williams and McKenzie Counties with additional interests owned in Divide, Burke, Dunn, Billings and Stark Counties, North Dakota and Richland County, Montana.

Other Counties

Our other interests are comprised of mineral and royalty interests owned in Carter and Love Counties, Oklahoma in what we refer to as the Extended Woodford play in the Marietta and Ardmore Basins and in Bradford, Sullivan and Washington Counties, Pennsylvania in the Marcellus and Utica Shale plays. Our interests

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in Carter and Love Counties are largely being developed by Exxon Mobil Corporation through their operating subsidiary XTO Energy. Our interests in Pennsylvania are largely being developed by Range Resources Corporation and Chief Oil & Gas LLC.

For more detailed information about the basins and regions described above, please read “Business—Our Properties—Focus Areas.”

Prospective Undeveloped Horizontal Drilling Locations

We believe our production and free cash flow will grow through the drilling of the substantial undeveloped organic inventory of horizontal drilling locations located on our acreage. As of June 30, 2019, we have identified 12,085 gross drilling locations across our gross DSU acreage of which 11,549 were classified as proved, probable and possible in our reserve report as of December 31, 2018 that was audited by CG&A and 536 were associated with acquisitions and additions made after December 31, 2018. Furthermore, we believe additional optionality is possible through the delineation of additional horizontal formations including the Wolfcamp D and Jo Mill in the Permian Basin and the SCORE in the SCOOP and STACK plays, which are not currently reflected in our reserve reports as well as downspacing in existing formations. Nearly 48% of our total net horizontal undeveloped locations are located in the Delaware and Midland Basins, with another 24% located in the SCOOP and STACK plays of the Anadarko Basin in Oklahoma, as shown in the following table.

	Gross Horizontal Undeveloped Locations	Percentage of Total Portfolio	Net Horizontal Undeveloped Locations	Percentage of Total Portfolio
Delaware Basin	4,237	35%	43.4	42%
Midland Basin	832	7%	6.6	6%
SCOOP	1,065	9%	8.1	8%
STACK	1,798	15%	16.7	16%
DJ Basin	1,628	13%	21.4	20%
Williston	1,565	13%	2.8	3%
Other	960	8%	5.6	5%

Total	12,085	100%	104.4	100%

Note: Individual amounts may not total due to rounding.

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Additionally, the following table provides a detailed summary of our inventory of horizontal drilling locations as of June 30, 2019.

Productive Horizons	Gross Horizontal Undeveloped Locations(1)	Total Gross Horizontal Locations(2)	DSUs(3)(4)	Gross Horizontal Undeveloped Locations Per DSU(4)	Total Gross Horizontal Locations Per DSU(4)	Net Horizontal Undeveloped Locations(5)
Delaware Basin
Wolfcamp A	1,769	2,328	364	4.9	6.4	21.0
Wolfcamp B	1,024	1,124	340	3.0	3.3	11.4
3rd BS/WC XY	612	765	250	2.4	3.0	4.4
2nd Bone Spring	386	420	149	2.6	2.8	2.3
Avalon	144	164	64	2.3	2.6	0.5
Other	302	332	105	2.9	3.2	3.8

Total	4,237	5,133	367	11.5	14.0	43.4
Midland Basin
Wolfcamp A	202	264	77	2.6	3.4	1.6
Wolfcamp B	204	271	76	2.7	3.6	1.6
Lower Spraberry	314	355	77	4.1	4.6	2.4
Other	112	123	35	3.2	3.5	1.0

Total	832	1,013	77	10.8	13.2	6.6
SCOOP
Woodford	779	1,113	168	4.6	6.6	5.7
Springer	286	377	93	3.1	4.1	2.4

Total	1,065	1,490	168	6.3	8.9	8.1
STACK
Woodford	950	1,056	158	6.0	6.7	8.4
Meramec	848	1,090	140	6.1	7.8	8.3

Total	1,798	2,146	175	10.3	12.3	16.7
DJ Basin
Niobrara	1,212	2,062	185	6.6	11.1	16.0
Codell	416	672	139	3.0	4.8	5.4

Total	1,628	2,734	185	8.8	14.8	21.4
Williston Basin
Bakken	716	1,685	342	2.1	4.9	1.2
Three Forks	849	1,559	342	2.5	4.6	1.6

Total	1,565	3,244	345	4.5	9.4	2.8

Other	960	1,102	144	6.7	7.7	5.6

Grand Total	12,085	16,862	1,461	8.3	11.5	104.4

Note: Individual amounts may not total due to rounding.

(1)	Represents gross horizontal drilling locations across our gross DSU acreage.
(2)	Includes all undeveloped and developed wells in each horizon.
(3)	Represents the aggregate number of DSUs covering any of the applicable productive horizons.
(4)	The number of DSUs in each horizon and locations per DSU in each horizon do not total due to differing prospectivity of each horizon across each DSU. (i.e., not all horizons are booked in all DSUs).
(5)	A net well represents a 100% net revenue interest in a single gross well.

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Third-Party Operators

Beyond our technical analysis to identify core, highly economic areas, an additional critical aspect of our evaluation process is to acquire mineral and royalty interests that will be drilled and completed by operators we believe will outperform their peers through the application of the latest drilling and completion technologies in each of our operating basins. The following chart summarizes our exposure to these operators based on the percentage of our net interests in the wells to be drilled by each operator.

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In addition, the following table shows our exposure to each of these operators broken down by our primary focus areas based on the percentage of our net interests in the wells to be drilled by each operator as of June 30, 2019.

	Percentage as of June 30, 2019
Operator	Total Portfolio	Delaware	Midland	SCOOP	STACK	DJ Basin	Williston	Other
Occidental Petroleum	11%	20%	1%	—	—	15%	—	—
Noble Energy	8%	13%	—	—	—	11%	—	—
Encana Corporation	6%	—	2%	21%	18%	—	5%	16%
Continental Resources	5%	—	—	45%	2%	—	13%	18%
Devon Energy	5%	1%	—	—	26%	—	—	1%
Marathon Oil	4%	—	—	21%	15%	—	1%	2%
Cimarex Energy	4%	5%	—	—	10%	—	—	3%
ExxonMobil Corporation	3%	5%	3%	—	—	—	6%	11%
Diamondback Energy	3%	6%	10%	—	—	—	—	—
Pioneer Natural Resources	3%	—	48%	—	—	—	—	—
PRI Operating	3%	7%	—	—	—	—	—	—
Extraction Oil and Gas	3%	—	—	—	—	13%	—	—
Whiting Petroleum Corporation	3%	—	—	—	—	12%	4%	—
Halcon Resources	2%	6%	—	—	—	—	—	—
EOG Resources	2%	1%	—	—	—	9%	5%	—
PDC Energy	2%	1%	—	—	—	7%	—	—
Chevron Corporation	2%	4%	4%	—	—	—	—	—
Concho Resources	2%	4%	1%	—	—	—	—	—
BP Public Limited Company	2%	4%	—	—	—	—	—	—
Verdad Oil & Gas Corporation	1%	—	—	—	—	7%	—	—

Subtotal	73%	77%	68%	87%	71%	75%	33%	51%
Other Operators	27%	23%	32%	13%	29%	20%	67%	49%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Note: Individual amounts may not add up to totals due to rounding.

Business Strategies

Our primary business objective is to deliver an attractive risk-adjusted total return to our shareholders through (i) the growth of our free cash flow generated from our existing portfolio of approximately 74,100 net royalty acres, and (ii) the continued sourcing and execution of accretive mineral acquisitions in the core of highly economic, liquids-rich resource plays. We intend to accomplish this objective by executing the following strategies:

•

Capture growth in free cash flow through continued development of our mineral and royalty interests. We have targeted assets in the core of highly economic, liquids-rich resource plays, and we expect operators to continue deploying rigs and capital to develop our existing mineral and royalty interests, even in low commodity price environments. As of June 30, 2019, there were 943 DUCs across our acreage position, representing 16% of the DUCs estimated by the EIA in our primary focus areas (as defined by the EIA, Anadarko, Bakken, Niobrara and Permian). We believe this DUC inventory will contribute to our near-term free cash flow growth as operators complete and turn these DUCs to sales. Further, we expect to generate future free cash flow growth from ongoing drilling and permitting activity on our interests. Since inception, our interests have been actively drilled, with a total of 3,920 producing horizontal wells on our gross DSU acreage over the period. Over the three months

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ended June 30, 2019, there were an average of 62 rigs deployed across our acreage, with an average of approximately 2,285 net mineral acres under development per month. Additionally, operators continue to actively permit our interests, with approximately 123 new gross drilling permits issued per month over the last 12 months and a total of approximately 680 existing gross permitted drilling locations yet to be drilled across our gross DSU acreage as of June 30, 2019 (excluding Laramie County, Wyoming). As a result, we believe that our assets are positioned to provide substantial near- and long-term free cash flow growth without exposure to incremental capital expenditures or lease operating expenses associated with ongoing development.

•

Target a portfolio in the core areas of highly economic, liquids-rich resource plays under premier operators. Our growing portfolio is driven by our acquisition strategy focused on core positions in top-tier, high-return, liquids-rich resource plays that we believe will continue to attract development capital throughout commodity price cycles. Our targeted approach has led us to acquire mineral and royalty interests in 39 selected counties that we consider to be some of the most economically prospective in the country. We believe that our focus on acquiring assets in the core of resource plays will also help to mitigate any negative impact of possible future declines in oil and natural gas prices, as operators have historically continued to deploy rigs and capital to these core areas even in lower commodity price environments. As an example, had we owned our portfolio of approximately 74,100 net royalty acres as of June 30, 2019 since January 1, 2013, we estimate that the pro forma production volumes net to our interests would have grown at an approximate 54% compound annual growth rate from the beginning of 2013 through June 30, 2019, despite average crude oil prices as of June 30, 2019 decreasing by 41% compared to the year ended December 31, 2013.

•

Leverage exploration and production technical expertise to evaluate acquisition opportunities. Our team’s technical expertise and extensive experience with exploration and production companies (i.e., operators) allows us to identify and acquire core mineral and royalty interests that we believe will be developed by premier operators. Our technical evaluation process for a potential mineral and royalty interest acquisition includes, but is not limited to, an evaluation of the following with respect to the associated mineral and royalty interests: (i) the existing producing wells, (ii) the number of productive formations anticipated to be developed, (iii) the number of wells anticipated to be developed per productive formation, (iv) the forecasted EURs of all wells per productive formation, (v) the oil and natural gas composition per productive formation and (vi) the anticipated performance of the operator expected to develop the interest. We analyze and estimate the economic returns of the operators to better understand the quality of the mineral interests relative to their other assets. We also evaluate operator performance relative to peers and formulate a drilling timeline, which is typically based on operator activity levels within a resource play and indications by that operator in public or regulatory filings regarding its future drilling and completion activities. As of June 30, 2019, we estimate that 69% of our undeveloped net wells will be drilled by operators who are currently running five or more rigs in the continental United States. If a potential transaction is comprised of multiple DSUs, we evaluate each DSU individually. We believe that acquiring mineral and royalty interests in core areas under top-performing, active operators enhances the probability that our undeveloped mineral and royalty interests will be converted to producing locations that will continue to generate free cash flow growth.

•

Capitalize on strong acquisition sourcing network. Our team leverages its extensive network of acquisition sources, including contacts developed during the 20 years prior to our formation while working as exploration and production operators as well as those developed since our formation in 2012. Since inception, we have sourced and originated a significant number of potential transactions and, through our rigorous underwriting and evaluation process, closed 1,391 mineral and royalty transactions. We believe we have developed a reputation in the minerals industry as a responsive, efficient and reliable acquirer, which continues to provide us consistent transaction opportunities in each of our target basins. During the first half of 2019, we increased our mineral and royalty interests by 8% or approximately 5,300 net royalty acres. As a public entity, we have continued to source

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transactions in the most attractive areas based on our analysis, with the objective of becoming a premier consolidator of mineral and royalty interests in the United States.

•

Maintain financial flexibility via conservative capital structure. We are committed to maintaining a conservative capital structure that will provide us with the financial flexibility to execute our acquisition strategy. Upon completion of this offering, we will have limited indebtedness and believe the proceeds from this offering, cash from operations, any remaining available borrowings under our revolving credit facility or any other credit facility and future potential access to the public capital markets will provide us with sufficient liquidity and financial flexibility to execute accretive acquisitions to further grow our production and free cash flow.

Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives:

•

Experienced, technically focused team with significant mineral and royalty interest acquisition history and value-creation track record. Our management team has a proven track record of driving total return for shareholders, including sourcing opportunities, executing accretive acquisitions, maximizing asset development and monetizing assets. We have assembled a team of over 35 dedicated professionals, including a technical staff comprised of nine full-time, highly experienced geologists and reservoir engineers who apply a methodical evaluation approach focused on the same criteria as would an operator, while maintaining long-term disciplined underwriting criteria to target transactions in the core areas of liquids-rich resource basins. Our portfolio has been assembled over the past six and a half years through the completion of over 1,391 transactions. Through June 30, 2019, our team has assembled approximately 74,100 net royalty acres in the core areas of premier, liquids-rich resource plays, and we intend to continue being an active acquirer of mineral and royalty interests in the future. We believe our team’s track record of success is exemplified by the historical value that has been created for public and private shareholders of both Brigham Exploration and Brigham Operating through the early-stage identification, acquisition and monetization of positions in liquids-rich resource plays in the Williston Basin and Southern Delaware in the Permian Basin, ultimately resulting in the sale of Brigham Exploration’s and Brigham Operating’s assets for an aggregate of $7.0 billion. Furthermore, during its time as a public company, Brigham Exploration’s enterprise value grew from $117.5 million at the time of its initial public offering to its eventual sale to Statoil for $4.4 billion.

•

Minerals and royalties are a perpetual asset class unburdened by both development capital expenditures and lease operating expenses, thereby driving significant free cash flow. Our mineral interests are a perpetual right to a fixed percentage of royalty revenues from the oil, natural gas and NGLs extracted from our interests. As a mineral and royalty owner, we do not incur any of the capital commitments related to drilling the undeveloped horizontal inventory on our interests, the ongoing lease operating expenses as minerals on our acreage are produced or the potential environmental or operational liabilities related to maintaining oil, natural gas and NGL production, including workovers and other well remediation and abandonment costs. As a result, we benefit from organic free cash flow growth associated with our mineral and royalty interests and believe that we realize higher margins over time with less exposure to risks than an exploration and production company. Finally, due to the perpetual nature of our mineral interests and the lack of future development costs, we benefit from: (i) the development of additional producing formations underlying our interests as operators delineate different horizons, (ii) the drilling of additional wells per producing formation as operators determine optimal well spacing, (iii) improved EURs as operators continuously improve drilling and completion techniques, and (iv) incremental lease bonus payments when we have the opportunity to lease existing open acreage or to re-lease acreage that has expired or is not held by production under the terms of our leases.

•	Multi-year drilling inventory in the core of four active liquids-rich resource basins. As of June 30, 2019, we had interests in approximately 3,920 producing horizontal wells across 1,461 identified

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DSUs, or an average of 2.7 producing horizontal wells per DSU. As of June 30, 2019, we have identified 12,085 horizontal drilling locations that are yet to be drilled by operators across those 1,461 DSUs, which we believe will drive future free cash flow growth. These undeveloped horizontal drilling locations are located across (i) four liquids-rich, target basins including the Permian, SCOOP/STACK plays in the Anadarko, DJ and Williston; (ii) a diverse portfolio of operators including OXY, Noble, Encana and Continental; and (iii) a number of productive formations including the Wolfcamp, Bone Spring, Avalon, Woodford, Springer, Meramec, Niobrara, Codell, Bakken and Three Forks benches. In addition, we expect operators will continue to delineate additional geologic zones and optimize well spacing across our acreage, leading to incremental locations that we do not currently include in our inventory.

•

Portfolio of high-quality operators developing our position. We expect our mineral and royalty interests to be converted from undeveloped to producing by a portfolio of high-quality operators who deploy the latest drilling and completion technologies and have significant access to capital, including OXY, Noble, Encana and Continental, as well as other best-in-class operators throughout our core areas. As of June 30, 2019, we have exposure to the top five operators by permit, drilling activity and gross operated production in each of the plays in which our mineral and royalty interests are located. As of June 30, 2019, we estimate that 69% of our undeveloped net wells will be drilled by operators who are currently running five or more rigs in the continental United States. Because of our exposure to the most active operators within the core of each of our basins, we believe that capital will continue to be deployed in low commodity price environments to convert our drilling inventory into producing locations, thereby increasing our free cash flow.

Oil, Natural Gas and NGLs Data

Proved, Probable and Possible Reserves

Evaluation and Audit of Proved, Probable and Possible Reserves. Our proved, probable and possible reserve estimates as of December 31, 2018 are based on evaluations prepared by our management team and audited by CG&A, our independent petroleum engineers. CG&A performed audits of the internally prepared reserves estimates on the entirety of our reported proved, probable and possible reserves as of December 31, 2018. The purpose of this audit was to provide additional assurance on the reasonableness of internally prepared reserves estimates. Our proved reserves are, in the aggregate, reasonable and within the established audit tolerance guidelines of 10%. The reports of CG&A contain further discussion of the reserves estimates and its audit procedure.

Within CG&A, the technical person primarily responsible for preparing the reserve estimates set forth in the reserve reports incorporated herein is Todd Brooker. Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992. His responsibilities include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition/divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures. Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering, and is a registered Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers (SPEE).

Mr. Brooker meets or exceeds the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. CG&A does not own an interest in any of our properties, nor is it employed by us on a contingent basis. A summary of CG&A’s report with respect to our

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proved, probable and possible reserve estimates as of December 31, 2018 is included as an exhibit to the registration statement of which this prospectus forms a part.

We maintain an internal staff of petroleum engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate our proved, probable and possible reserves relating to our properties. Our internal technical team members meet with our independent reserve engineers periodically during the period covered by the proved, probable and possible reserve report to discuss the assumptions and methods used in the proved, probable and possible reserve estimation process. We provide historical information to CG&A for our properties, such as ownership interest, oil and natural gas production, well test data, commodity prices and our estimates of our operators’ operating and development costs. Hal Hogsett is primarily responsible for overseeing the preparation of our reserve estimates. Mr. Hogsett has substantial reservoir and operations experience having worked as a petroleum engineer since 2009 and is supported by our engineering and geoscience staff. Prior to joining our Company in 2017, Mr. Hogsett worked at Apache Corporation and Antero Resources Corporation.

The preparation of our proved, probable and possible reserve estimates were completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by our operators;

•

review by Hal Hogsett, our Vice President of Reservoir Engineering, of all of our reported proved, probable and possible reserves, including the review of all significant reserve changes and all new PUDs additions;

•	verification of property ownership by our land department;

•	review of reserve estimates by Mr. Hogsett or under his direct supervision; and

•	direct reporting responsibilities by Mr. Hogsett to our Chief Executive Officer.

Estimation of Proved Reserves. . In accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” means deterministically, the quantities of oil and/or natural gas are much more likely to be achieved than not, and probabilistically, there should be at least a 90% probability of recovering volumes equal to or exceeding the estimate. All of our proved reserves as of December 31, 2018 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (i) production performance-based methods; (ii) material balance-based methods; (iii) volumetric-based methods; and (iv) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a reasonably high degree of accuracy. Non-producing reserve estimates, for developed and undeveloped properties, were forecast using analogy methods. This method provides a reasonably high degree of accuracy for predicting proved developed non-producing and PUDs for our properties, due to the abundance of analog data.

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To estimate economically recoverable proved reserves and related future net cash flows, we considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data that cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Under SEC rules, reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. To establish reasonable certainty with respect to our estimated proved reserves, the technologies and economic data used in the estimation of our proved reserves have been demonstrated to yield results with consistency and repeatability, and include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core data, and historical well cost and operating expense data.

Estimation of Probable Reserves. Estimates of probable reserves are inherently imprecise. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. All of our probable reserves as of December 31, 2018 were estimated using a deterministic method, which involves two distinct determinations: an estimation of the quantities of recoverable oil and natural gas and an estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves uses the same generally accepted analytical procedures as are used in estimating proved reserves, namely production performance-based methods, material balance-based methods, volumetric-based methods and analogy. In the case of probable reserves, the recoverable reserves cannot be said to have a “high degree of confidence that the quantities will be recovered”, but are “as likely as not to be recovered.” The lower degree of certainty can come from several factors including: (1) direct offset production that does not meet an economic threshold, despite localized averages that do meet that threshold, (2) an increased distance from offset production to the probable location of over one mile but under three miles, (3) a perceived risk of communication or depletion from nearby producers, (4) a perceived risk of attempting new drilling or completion technologies that have not been used in direct offset production or (5) an uncertainty regarding geologic positioning that could affect recoverable reserves. When considering the factors referenced above, the lower degree of certainty of our probable reserves came from a combination of these factors depending upon the applicable basin. Many of the probable locations assigned in our reserve reports had few uncertainties and resemble proved undeveloped locations except for their distance from commercial production. Other probable locations had uncertainties related to not only distance from commercial production, but also related to well spacing and development timing. In general, we did not book probable locations if there was geologic uncertainty or if there was not commercial production to support such locations.

Estimation of Possible Reserves. Estimates of possible reserves are also inherently imprecise. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

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When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. All of our possible reserves as of December 31, 2018 were estimated using a deterministic method, which involves two distinct determinations: an estimation of the quantities of recoverable oil and natural gas and an estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves uses the same generally accepted analytical procedures as are used in estimating proved reserves, namely production performance-based methods, material balance-based methods, volumetric-based methods and analogy. In the case of possible reserves, the recoverable reserves cannot be said to be “as likely as not to be recovered”, but “might be achieved, but only under more favorable circumstances than are likely.” The lower degree of certainty can come from several factors including: (1) direct offset production that does not meet an economic threshold, despite localized averages that do meet that threshold, (2) an increased distance from offset production to the possible location of over one mile but under five miles, (3) a perceived risk of communication or depletion from nearby producers, (4) a perceived risk of attempting new drilling or completion technologies that have not been used in direct offset production or (5) an uncertainty regarding geologic positioning that could affect recoverable reserves. When considering the factors referenced above, the lower degree of certainty of our possible reserves came from a combination of these factors depending upon the applicable basin. Many of the possible locations assigned in our reserve reports had few uncertainties and resemble proved undeveloped locations except for their distance from commercial production. Other possible locations had uncertainties related to not only distance from commercial production, but also related to well spacing and development timing. In general, we did not book possible locations if there was geologic uncertainty or if there was not commercial production to support such location.

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Summary of Reserves. The following table presents our estimated net proved, probable and possible reserves as of December 31, 2018, based on our proved, probable and possible reserve estimates as of such dates, which have been audited by CG&A, our independent petroleum engineering firm, in accordance with the rules and regulations of the SEC. All of our proved, probable and possible reserves are located in the United States.

December 31, 2018(1)
Estimated proved developed reserves:
Oil (MBbls)	6,067
Natural gas (MMcf)	21,735
NGLs (MBbls)	1,898

Total (MBoe)	11,588
Estimated proved undeveloped reserves:
Oil (MBbls)	6,923
Natural gas (MMcf)	30,062
NGLs (MBbls)	3,220

Total (MBoe)	15,153
Estimated proved reserves:
Oil (MBbls)	12,990
Natural gas (MMcf)	51,797
NGLs (MBbls)	5,118

Total (MBoe)	26,741
Estimated probable reserves:
Oil (MBbls)(2)	14,854
Natural gas (MMcf)(2)	66,682
NGLs (MBbls)(2)	7,560

Total (MBoe)(2)	33,528
Estimated possible reserves:
Oil (MBbls)(2)	10,302
Natural gas (MMcf)(2)	29,775
NGLs (MBbls)(2)	3,545

Total (MBoe)(2)	18,810
Oil and Natural Gas Prices:
Oil—WTI posted price per Bbl	$65.66
Natural gas—Henry Hub spot price per MMBtu	$3.12

(1)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average West Texas Intermediate posted price of $65.66 per barrel as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 22% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.12 per MMBtu as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the proved properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $61.31 per barrel of oil, $23.98 per barrel of NGL and $2.51 per Mcf of gas as of December 31, 2018.

(2)	All of our estimated probable and possible reserves are classified as undeveloped.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different

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engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors.”

Additional information regarding our proved, probable and possible reserves can be found in the notes to our financial statements included elsewhere in this prospectus and the proved, probable and possible reserve report as of December 31, 2018, which is included as an exhibit to the registration statement of which this prospectus forms a part.

PUDs

As of December 31, 2018, we estimated our PUD reserves to be 6,923 MBbls of oil, 30,062 MMcf of natural gas and 3,220 MBbls of NGLs, for a total of 15,153 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following tables summarize our changes in PUDs during the years ended December 31, 2018 (in MBoe):

Proved Undeveloped Reserves
(unaudited)
Balance, December 31, 2017	12,944

Acquisitions of reserves	3,967
Extensions and discoveries	1,168
Revisions of previous estimates	(1,103)
Transfers to estimated proved developed	(1,823)

Balance, December 31, 2018	15,153

Changes in PUDs that occurred during 2018 were primarily due to:

•	the acquisition of additional mineral and royalty interests located in the Permian, DJ, Anadarko and Williston Basins in multiple transactions, which included 3,967 MBoe of additional PUDs;

•

well additions, extensions and discoveries of approximately 1,168 MBoe, as 183 horizontal well locations were converted from probable, possible and contingent resources to PUDs due to continuous activity and delineation of additional zones on our mineral and royalty interests;

•	the conversion of approximately 1,823 MBoe in PUD reserves into proved developed reserves as 314 horizontal locations were drilled; and

•

positive revisions of 309 MBoe attributable to pricing was offset by negative revisions of 1,100 MBoe due to changes in development timing as well as 312 MBoe attributable to unit configuration and EUR adjustments to existing PUD locations.

As a mineral and royalty interests owner, we do not incur any capital expenditures or lease operating expenses in connection with the development of our PUDs, which costs are borne entirely by the operator. As a result, during the twelve months ended December 31, 2018, we did not have any expenditures to convert PUDs to proved developed reserves.

We identify drilling locations based on our assessment of current geologic, engineering and land data. This includes DSU formation and current well spacing information derived from state agencies and the operations of

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the exploration and production companies drilling our mineral and royalty interests. We generally do not have evidence of approval of our operators’ development plans, however we use a deterministic approach to define and allocate locations to proved reserves. While many of our locations qualify as geologic PUDs, we limit our PUDs to the quantities of oil and gas that are reasonably certain to be recovered in the next five years. As of December 31, 2018, approximately 57% of our total proved reserves were classified as PUDs.

Oil, Natural Gas and NGL Production Prices and Costs

Production and Price History

The following table sets forth information regarding net production of oil, natural gas and NGLs, and certain price and cost information for each of the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
Production data:
Oil (MBbls)	613	332	777	454
Natural gas (MMcf)	1,935	1,172	2,507	1,768
NGLs (MBbls)	165	104	222	109

Total (MBoe)(1)(2)	1,100	631	1,417	858
Average realized prices(3):
Oil (per Bbl)	$53.34	$61.61	$60.56	$48.61
Natural gas (per Mcf)	2.53	2.82	2.80	3.11
NGLs (per Bbl)	18.41	25.17	25.72	22.71

Total (per Boe)(2)	$36.93	$41.79	$42.19	$35.02
Average costs (per Boe):
Gathering, transportation, and marketing expenses	$2.40	$3.18	$2.78	$2.04
Severance and ad valorem taxes	2.57	2.60	2.50	1.87
Depreciation, depletion and amortization	10.79	9.12	9.82	8.10
General and administrative expenses(4)	10.64	4.41	4.69	4.58
Interest and related fees	4.63	1.78	5.26	0.65
(Gain)/Loss on derivative instruments, net	0.56	1.45	(0.30)	0.14

Total	$31.59	$22.53	$24.75	$17.38

(1)	May not sum or recalculate due to rounding.
(2)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

(3)	Excludes the effect of commodity derivative instruments.
(4)	General and administrative expenses for periods prior to the completion of our IPO do not include additional expenses we would have to incur as a result of being a public company.

Productive Wells

Productive wells consist of producing horizontal wells, wells capable of production and exploratory, development or extension wells that are not dry wells. As of June 30, 2019, we owned mineral and royalty interests in 3,920 gross productive horizontal wells, which consisted of 3,568 oil wells and 352 natural gas wells.

We do not own any working interests in any wells. Accordingly, we do not own any net wells as such term is defined by Item 1208(c)(2) of Regulation S-K.

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Acreage

The following table sets forth information relating to our acreage for our mineral and royalty interests as of June 30, 2019:

Basin	Gross DSU Acreage	Net Royalty Acreage	100% Royalty Acreage
Delaware	265,000	21,750	2,700
Midland	64,000	3,500	450
SCOOP	184,000	10,250	1,300
STACK	165,000	10,050	1,250
DJ	167,000	15,450	1,950
Williston	475,000	6,900	850
Other	119,000	6,200	750

Total	1,439,000	74,100	9,250

The vast majority of our mineral and royalty interests are leased to our operators with more than 70% of our 70,300 leased net royalty acres being held by production as of June 30, 2019. In addition, we had 3,800 net royalty acres that were not leased as of June 30, 2019.

Drilling Results

The following table sets forth information with respect to the number of wells turned to production on our properties during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation among the number of productive wells drilled, the quantities of reserves found and the economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return. As a mineral and royalty interest owner, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory.

	For the Year Ended December 31,
	2016	2017	2018
Development wells:
Productive	313	603	679
Dry(1)	—	—	—

Total	313	603	679

(1)	We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

As of June 30, 2019, we had 943 wells on our properties in the process of drilling, completing or dewatering, or shut in awaiting infrastructure, that are not reflected in the above table.

Regulation of Environmental and Occupational Safety and Health Matters

Oil, natural gas and NGL exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment or occupational health and safety. These laws and regulations have the potential to impact production on our properties, including requirements to:

•	obtain permits to conduct regulated activities;

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•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	restrict the types, quantities and concentration of materials that can be released into the environment in the performance of drilling and production activities;

•	initiate investigatory and remedial measures to mitigate pollution from former or current operations, such as restoration of drilling pits and plugging of abandoned wells;

•	apply specific health and safety criteria addressing worker protection; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal sanctions, including monetary penalties, the imposition of strict, joint and several liability, investigatory and remedial obligations and the issuance of injunctions limiting or prohibiting some or all of the operations on our properties. Moreover, these laws, rules and regulations may restrict the rate of oil, natural gas and NGL production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could increase the cost to our operators of developing our properties. Moreover, accidental releases or spills may occur in the course of operations on our properties, causing our operators to incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

Increased costs or operating restrictions on our properties as a result of compliance with environmental laws could result in reduced exploratory and production activities on our properties and, as a result, our revenues and results of operations. The following is a summary of certain existing environmental, health and safety laws and regulations, each as amended from time to time, to which operations on our properties are subject.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA,” also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. Under CERCLA, these “responsible persons” may include the owner or operator of the site where the release occurred, and entities that transport, dispose of or arrange for the transport or disposal of hazardous substances released at the site. These responsible persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes generated. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil, natural gas and NGLs, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil, natural gas and NGL drilling and production wastes now classified as

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non-hazardous could be classified as hazardous wastes in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address the EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil, natural gas and NGL wastes from regulation as hazardous wastes under RCRA. In response to the consent decree, in April 2019, the EPA signed a determination that revision of the regulations is not necessary at this time. However, any changes in such laws or regulations could result in an increase in the costs to manage and dispose of wastes, which could increase the costs of our operators’ operations.

Certain of our properties have been used for oil and natural gas exploration and production for many years. Although the operators may have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under our properties, or on or under other offsite locations where these petroleum hydrocarbons and wastes have been taken for recycling or disposal. Our properties and the petroleum hydrocarbons and wastes disposed or released thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the owner or operator could be required to remove or remediate previously disposed wastes, to clean up contaminated property and to perform remedial operations such as restoration of pits and plugging of abandoned wells to prevent future contamination or to pay some or all of the costs of any such action.

Water Discharges and NORM

The Federal Water Pollution Control Act, also known as the “Clean Water Act,” and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Obtaining permits has the potential to delay the development of oil and natural gas projects. In addition, federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended, or “OPA,” amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.

In addition, naturally occurring radioactive material (“NORM”) is brought to the surface in connection with oil and gas production. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM.

Air Emissions

The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions permitting programs and also impose various monitoring and reporting requirements. These laws and regulations may require our operators to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or incur development expenses to install and utilize specific equipment or technologies to control emissions. For example, in June 2016 the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Any such requirements could

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increase the costs of development and production on our properties, potentially impairing the economic development of our properties. Obtaining permits has the potential to delay the development of oil and natural gas projects. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established on a case-by-case basis. EPA rulemakings related to GHG emissions could adversely affect our operators’ operations and restrict or delay their ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include gathering and boosting facilities.

Furthermore, in June 2016, the EPA finalized rules that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rules include first-time standards to address emissions of methane from equipment and processes across the source category. However, over the past year the EPA has taken several steps to delay implementation of the June 2016 methane rule, and the agency proposed a separate rulemaking in June 2017 to stay the methane requirements for a period of two years and revisit implementation of the standards in their entirety. In September 2018, the EPA proposed amendments to the standards, including rescission of certain requirements and revisions to other requirements such as fugitive emissions monitoring frequency. In August 2019, the EPA proposed amendments to the 2016 standards that, among other things, would remove sources in the transmission and storage segment from the oil and natural gas source category and rescind the methane-specific requirements applicable to sources in the production and processing segments of the industry. As an alternative, the EPA also proposed to rescind the methane-specific requirements that apply to all sources in the oil and natural gas industry, without removing the transmission and storage sources from the current source category. Under either alternative, the EPA plans to retain emissions limits for VOCs. Legal challenges to any final rulemaking that rescinds the 2016 rules are expected. As a result of such actions, we cannot predict with certainty the timing and content of any new regulations. As a result of these developments, substantial uncertainty exists with respect to the future implementation of the EPA’s methane rules.

The U.S. Congress has not considered adopting federal legislation to reduce GHG emissions in recent years. In the absence of such federal climate change legislation, a number of state and regional cap and trade programs have emerged that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Other states have passed renewable energy mandates, and recently automakers have announced their intention to increase production of electric powered vehicles in response to concerns related to climate change. In addition, in December 2015, over 190 countries, including the United States, reached an agreement to reduce global GHG emissions, known as the Paris Treaty. The Paris Treaty entered into force in November 2016. In August 2017, however, the U.S. State Department informed the United Nations that the United States plans to withdraw from the Paris Treaty, but may later pursue negotiations either to reenter the Paris Treaty on different terms or establish a new framework. The Paris Treaty provides for a four-year exit process beginning in November 2016, which would result in an effective exit date of November 2020. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our properties, any such future laws and regulations imposing reporting obligations or limitations on emissions of GHGs could require the operators of our properties to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition. Such requirements could also adversely affect demand for the oil, natural gas and NGLs produced, all of which could reduce production attributable to our properties and our results of operations.

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Recently, activists concerned about the potential effects of climate change have directed their attention at sources of funding for fossil-fuel energy companies, which has resulted in certain financial institutions, funds and other sources of capital restricting or eliminating their investment in oil and natural gas activities. Ultimately, this could make it more difficult to secure funding for exploration and production activities, which could adversely impact the development of our properties and our results of operations. Notwithstanding potential risks related to climate change, the International Energy Agency estimates that global energy demand will continue to rise and will not peak until after 2040 and that oil and gas will continue to represent a substantial percentage of global energy use over that time. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other extreme climatic events; if any such effects were to occur, they could require the operators of our properties to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition.

Hydraulic Fracturing Activities

A substantial portion of the production on our properties involved the use of hydraulic fracturing techniques. Hydraulic fracturing is an important and common practice that is used to stimulate production of oil, natural gas and NGLs from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand and chemical additives under pressure into the formation to fracture the surrounding rock and stimulate production.

Hydraulic fracturing typically is regulated by state oil and natural gas commissions or similar agencies, but the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuel in fracturing fluids and issued permitting guidance that applies to such activities. Additionally, the EPA issued final CAA regulations in 2012 and in June 2016 governing performance standards, including standards for the capture of emissions of methane and VOCs released during hydraulic fracturing and separately published in June 2016 an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants. In September 2018, the EPA proposed amendments to its methane standards, including rescission of certain requirements and revisions to other requirements such as fugitive emissions monitoring frequency.

Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, well construction and temporary or permanent bans on hydraulic fracturing in certain areas. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and

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make it more difficult or costly to perform hydraulic fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could result in decreased oil, natural gas and NGL exploration and production activities and, therefore, adversely affect the development of our properties.

Endangered Species Act

The Endangered Species Act (the “ESA”) restricts activities that may affect endangered and threatened species or their habitats. The designation of previously unidentified endangered or threatened species could cause our operators to incur additional costs or become subject to operating delays, restrictions or bans in the affected areas. Recently, there have been renewed calls to review protections currently in place for the dunes sagebrush lizard, whose habitat includes the Permian Basin, and to reconsider listing the species under the ESA. In October 2019, environmental groups filed a lawsuit against the FWS seeking to compel the agency to list the species under the ESA. Likewise, as of November 2016, FWS completed initial reviews of a petition filed by environmental groups to list the lesser prairie chicken as endangered and found substantial information that could support the petitioners’ request. However, further action on the request remains pending. In June 2019, environmental groups filed a lawsuit against the FWS alleging failure to act on the petition. To the extent species are listed under the ESA or similar state laws, or previously unprotected species—such as the dunes sagebrush lizard, lesser prairie chicken or greater sage grouse—are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Colorado Senate Bill 19-181

In April 2019, Senate Bill 19-181 was signed into law in Colorado. This bill reforms the composition of the COGCC, directs the commission to impose more stringent environmental regulations with respect to permitting new oil and gas projects and also required that COGCC study the need for stricter air pollution controls for such projects. The legislation also authorizes Colorado cities and counties to take on an increased role in regulating oil and natural gas operations within their jurisdictions, including in a manner that may be more stringent than state-level rules. Timing for issuance of new or amended rules pursuant to Senate Bill 19-181 is currently unknown, with hearings planned in late 2019 and extending into 2020. Some local communities have adopted additional restrictions for oil and gas activities, such as requiring greater setbacks, and other groups have sought a cessation of permit issuances entirely until the COGCC publishes new rules in keeping with SB 181. Implementation of this new law could result in increased operational costs incurred by operators of our properties and limit operations, including due to delays in the state issuing new drilling permits, for exploration and production activities in Colorado, which could significantly impact future exploration and development activities on our properties.

Employee Health and Safety

Operations on our properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or “OSHA,” and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties

Prior to completing an acquisition of mineral and royalty interests, we perform a title review on each tract to be acquired. Our title review is meant to confirm the quantum of mineral and royalty interest owned by a prospective seller, the property’s lease status and royalty amount as well as encumbrances or other related

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burdens. For our Texas properties, we obtain a limited title memorandum rendered by an oil and gas law firm. As a result, title examinations have been obtained on a significant portion of our properties.

In addition to our initial title work, operators often will conduct a thorough title examination prior to leasing and/or drilling a well. Should an operator’s title work uncover any further title defects, either we or the operator will perform curative work with respect to such defects. An operator generally will not commence drilling operations on a property until any material title defects on such property have been cured.

We believe that the title to our assets is satisfactory in all material respects. Although title to these properties is in some cases subject to encumbrances, such as customary interests generally retained in connection with the acquisition of oil and gas interests, non-participating royalty interests and other burdens, easements, restrictions or minor encumbrances customary in the oil and natural gas industry, we believe that none of these encumbrances will materially detract from the value of these properties or from our interest in these properties.

Competition

The oil and natural gas business is highly competitive in the exploration for and acquisition of reserves, the acquisition of minerals and oil and natural gas leases and personnel required to find and produce reserves. Many of our competitors not only own and acquire mineral and royalty interests but also explore for and produce oil and natural gas and, in some cases, carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. By engaging in such other activities, our competitors may be able to develop or obtain information that is superior to the information that is available to us. In addition, certain of our competitors may possess financial or other resources substantially larger than we possess. Our ability to acquire additional minerals and properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

In addition, oil and natural gas products compete with other forms of energy available to customers, primarily based on price. These alternate forms of energy include electricity, coal, and fuel oils. Changes in the availability or price of oil and natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations, and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay drilling activities, disrupting our overall business plans. Additionally, some of the areas in which our properties are located are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, our operators may be unable to move their equipment between locations, thereby reducing their ability to operate our wells, reducing the amount of oil and natural gas produced from the wells on our properties during such times. Additionally, extended drought conditions in the areas in which our properties are located could impact our operators’ ability to source sufficient water or increase the cost for such water. Furthermore, demand for natural gas is typically higher during the winter, resulting in higher natural gas prices for our natural gas production during our first and fourth quarters. Certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Seasonal weather conditions can limit drilling and producing activities and other oil and natural gas operations in a portion of our operating areas. Due to these seasonal fluctuations, our results of operations for individual quarterly periods may not be indicative of the results that we may realize on an annual basis.

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Employees

As of June 30, 2019, we had 34 full-time employees. We hire independent contractors on an as needed basis. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory. Please see “Executive Compensation—Narrative Disclosure to Summary Compensation Table” for a discussion regarding the entity that has historically employed our employees.

Legal Proceedings

We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition.

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, free cash flow or results of operations.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Ben “Bud” M. Brigham	60	Executive Chairman
Robert M. Roosa	49	Chief Executive Officer and Director
Blake C. Williams	32	Chief Financial Officer
Harold D. Carter	80	Director
John A. Holland	37	Director
W. Howard Keenan, Jr.	68	Director
James R. Levy	43	Director
Richard Stoneburner	65	Director
John R. Sult	60	Director

The following table sets forth the names, ages and titles of certain of our other key employees.

Name	Age	Position
Geoff Boyd	37	Vice President of Acquisitions
S. Bradley Burris	40	Vice President of Land
Hamilton W. Hogsett	32	Vice President of Reservoir Engineering
Kevin J. L’abbé	38	Vice President of Exploration
A. Dax McDavid	39	Vice President of Exploration
Jordan K. Spearman	35	Vice President of Business Development

Set forth below is a description of the backgrounds of our directors, executive officers and other key employees. Unless otherwise indicated, references to positions held at Brigham Minerals or our company include positions held at Brigham LLC, Brigham Resources and/or Brigham Minerals, LLC.

Directors and Executive Officers

Ben “Bud” M. Brigham—Executive Chairman. Ben “Bud” M. Brigham is our founder and has served as our executive chairman since our inception in November 2012. In addition to founding our company in 2012, Mr. Brigham founded Brigham Operating in 2012 and served as its chairman until the sale of substantially all of its asset to Diamondback Energy, Inc. in February 2017. Mr. Brigham also founded Atlas Permian Sand, LLC in 2017, Brigham Development, LLC in 2013 and Anthem Ventures, LLC in 2011. Prior to such time, Mr. Brigham founded Brigham Exploration Company in 2017 (the second entity founded by Mr. Brigham with such name) to pursue non-operated interests in the Permian Basin. Mr. Brigham formed the initial Brigham Exploration in 1990 and served as its President, Chief Executive Officer and Chairman of the Board until its sale to Statoil in December 2011. Prior to founding Brigham Exploration in 1990, Mr. Brigham served for six years as an exploration geophysicist with Rosewood Resources, and as a seismic data processing geophysicist for Western Geophysical. Mr. Brigham earned a Bachelor of Science in Geophysics from the University of Texas. Mr. Brigham has served on the National Petroleum Council, the American Association of Petroleum Geologists, the Society of Exploration Geophysicists, the Independent Producers Association of America, the Society of Independent Professional Earth Scientists and The Bureau of Economic Geology Visiting Committee. Mr. Brigham was inducted into the All American Wildcatters in April 2012 and the University of Texas Chancellor’s Council Executive Committee in April 2015. Mr. Brigham was selected to serve on our board of directors due to his knowledge of the industry and leadership of our company since its inception.

Robert M. Roosa—Chief Executive Officer and Director. Robert M. Roosa has served as our President since our inception in November 2012, as our Chief Executive Officer since July 2017 and as a director of our

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company since May 2018. Mr. Roosa served as the President of Anthem Ventures and assisted Mr. Brigham with a number of family ventures between January 2012 and January 2017. Mr. Roosa served various roles, including Director of Finance and Investor Relations, while at Brigham Exploration from 2006 until its sale to Statoil in December of 2011. From 2000 to 2006, Mr. Roosa held a series of positions at Exxon Mobil Corporation in the Corporate Treasurer’s Department. Prior to 2000, Mr. Roosa worked for Cooper Industries in its Corporate Controllers and Audit Groups and with Deloitte & Touche LLP in its audit function. Mr. Roosa graduated from Southern Methodist University with a Master of Business Administration in 2000 and from The University of Texas at Austin with a Bachelors of Business Administration in 1992. Mr. Roosa was selected to serve on our board of directors due to his knowledge of the industry and leadership of our company since its inception.

Blake C. Williams—Chief Financial Officer. Blake C. Williams has served as our Chief Financial Officer since July 2017. Mr. Williams previously served as Director of Finance and Marketing for Brigham Operating from January 2015 to June 2017 and as Corporate Finance Associate from January 2013 to December 2014. He was responsible for all aspects of corporate finance, including capital budgeting, financial analysis and acquisition evaluation, as well as midstream strategy and marketing. From 2008 to 2012, Mr. Williams was a natural gas trader and scheduler at Vega Energy, an asset management and consulting firm that works with customers in the natural gas distribution and storage sectors. Mr. Williams earned a Bachelor of Arts in Economics from Texas A&M University and a Master of Business Administration from the McCombs School of Business at the University of Texas at Austin.

Harold D. Carter—Director. Harold D. Carter has served as a director of our company since 2013. Mr. Carter has over 50 years of oil and gas industry experience and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company (USA). Before that, Mr. Carter was employed for 20 years by Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter was a founding partner in Brigham Exploration and was a director from 1997 until 2011 when the company was sold to Statoil. Mr. Carter is a director of Abraxas Petroleum Corporation (NASDAQ: AXAS) and Longview Energy Company, a private exploration and production company. He currently is Vice Chairman of the Board of Trustees of The Texas Scottish Rite Hospital for Children. Also, he is a former President of the American Association of Professional Landmen and the Dallas Petroleum Club. He received a Bachelor of Business Administration in Petroleum Land Management from The University of Texas at Austin and completed the Program for Management Development at the Harvard University Business School. Mr. Carter was selected to serve on our board of directors in light of his energy industry knowledge.

John A. Holland—Director. John A. Holland has served as a director of our company since August 2018. Mr. Holland joined Warburg Pincus in 2010 and is currently a Managing Director in the energy group. Previously, he worked as an investment professional at GTCR, a middle-market private equity firm, and as an analyst at UBS Investment Bank. He is a director of ATX Energy Partners Holdings, LLC, Conquest Completion Services LLC, Hawkwood Energy LLC and Rubicon Oilfield International. Mr. Holland holds an A.B. in economics with honors from the University of Chicago and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Holland was selected to serve on our board of directors in light of his financial and energy industry knowledge.

W. Howard Keenan, Jr.—Director. W. Howard Keenan, Jr. has served as a director of our company since April 2013. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the Boards of Directors of the following public companies: Antero Resources Corporation (NYSE: AR), Antero Midstream Corporation (NYSE: AM) and Solaris Oilfield Infrastructure, Inc. (NYSE: SOI). In addition, he is serving or has served as a director of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree cum laude from Harvard College and

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a Master of Business Administration degree from Harvard University. Mr. Keenan was selected to serve on our board of directors in light of his financial and energy industry knowledge.

James R. Levy—Director. James R. Levy has served as a director of our company since 2013. Mr. Levy joined Warburg Pincus in 2006 and is currently a Managing Director in the energy group. Previously, he worked at Kohlberg & Company, a middle-market private equity investment firm, and Wasserstein Perella & Co. He is a director of Antero Resources Corporation (NYSE: AR), ATX Energy Partners, LLC, Chisholm Energy Holdings, LLC, Citizen Energy Holdings, LLC, Hawkwood Energy, LLC, Independence Resources Management, LLC, Laredo Petroleum Inc. (NYSE: LPI) and Terra Energy Partners LLC. Additionally, he is a Trustee of Prep for Prep. Mr. Levy received a Bachelor of Arts in history from Yale University. Mr. Levy was selected to serve on our board of directors in light of his finance skills and energy industry knowledge.

Richard Stoneburner—Director. Richard Stoneburner has served as a director of our company since May 2018. Mr. Stoneburner joined Pine Brook in April 2013 and is a managing director on the energy investment team. Mr. Stoneburner represents Pine Brook as a director of Accelerate Resources Holdings, LLC, Pursuit Oil & Gas, LLC, Red Bluff Resources, LLC and Sagauro Resources, LLC. Mr. Stoneburner has over 41 years of experience in the oil and gas industry. He served as president of the North America Shale Production Division for BHP Billiton Petroleum from 2011 to 2012. From 2009 to 2011, Mr. Stoneburner served as president and chief operating officer of Petrohawk Energy Corporation. He was also its chief operating officer from 2007 to 2009 and led their exploration activities as vice president and then executive vice president of exploration from 2003 to 2007. Mr. Stoneburner began his career as a geologist in 1977 and held positions at Texas Oil and Gas Corp., Weber Energy Corp., Hugoton Energy Corp. and 3TEC Energy Corp. Mr. Stoneburner is on the board of directors of Yuma Exploration and Production Company, Inc. and Tamboran Resources Limited and is an advisor to Ayata. He also serves on the advisory council of The Jackson School of Geosciences at the University of Texas at Austin, on the visiting committee of the Bureau of Economic Geology at the University of Texas at Austin, is a board member of Switch Energy Alliance and Memorial Assistance Ministries. He is also President and a board member of the Houston Producers Forum. Mr. Stoneburner holds a B.S. in Geological Sciences from the University of Texas at Austin and an M.S. in Geological Sciences from Wichita State University. Mr. Stoneburner was selected to serve on our board of directors in light of his energy industry knowledge.

John R. “J.R.” Sult—Director. J.R. Sult has served as a director of our company since May 2018. Since August 2016, Mr. Sult has served on several public company boards as described below and has continued to evaluate additional potential opportunities. Mr. Sult served as Executive Vice President and Chief Financial Officer of Marathon Oil Corporation from September 2013 until August 2016. He was Executive Vice President and Chief Financial Officer of El Paso Corporation (“El Paso”) from March 2010 until May 2012 where he previously served as Senior Vice President and Chief Financial Officer from November 2009 until March 2010, and as Senior Vice President and Controller from November 2005 until November 2009. During the period from May 2012 to October 2012, Mr. Sult evaluated additional potential opportunities. Mr. Sult also served as Executive Vice President, Chief Financial Officer and director of El Paso Pipeline GP Company, L.L.C., the general partner of El Paso Pipeline Partners, L.P., from July 2010 until May 2012, where he previously served as Senior Vice President and Chief Financial Officer from November 2009 until July 2010, and as Senior Vice President, Chief Financial Officer and Controller from August 2007 until November 2009. Mr. Sult also served as Chief Accounting Officer of El Paso and as Senior Vice President, Chief Financial Officer and Controller of El Paso’s Pipeline Group from November 2005 to November 2009. Prior to joining El Paso, Mr. Sult served as Vice President and Controller of Halliburton Energy Services from August 2004 until October 2005. Prior to joining Halliburton, Mr. Sult managed an independent consulting practice that provided a broad range of finance and accounting advisory services and assistance to public companies in the energy industry. Prior to private practice, Mr. Sult was an audit partner with Arthur Andersen LLP. He graduated from Washington & Lee University with a B.S. with Special Attainments in Commerce.

Mr. Sult joined the board of directors of Dynegy, Inc. in October 2012, where he served as audit committee chairman and joined the board of directors of Vistra Energy Corp. (NYSE: VST) in April 2018 in connection

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with its merger with Dynegy, Inc. Mr. Sult has also served on the Board of Directors of Jagged Peak Energy Inc. (NYSE: JAG) since January 2017 and serves as the chairman of its audit committee.

We believe that Mr. Sult, through his experience in executive financial positions with large public companies, brings significant knowledge of accounting, capital structures, finance, financial reporting, strategic planning and forecasting to our Board. In addition, Mr. Sult’s qualification as an “audit committee financial expert” provides an essential skill set relevant to his service on our board of directors and as the chairman of our audit committee.

Other Key Employees

Geoff Boyd—Vice President of Acquisitions. Geoff Boyd has served as our Vice President of Acquisitions since February 2012. Before joining our company in 2012, Mr. Boyd served as Vice President of Acquisitions at Bridgepoint Minerals for four years. He has experience purchasing mineral and royalty interests in oil and liquids-rich resource plays across the United States. Mr. Boyd graduated from The University of North Carolina with a Bachelor of Arts in Economics in 2005.

S. Bradley Burris—Vice President of Land. Brad Burris has served as our Vice President of Land since September 2018, as our Land Manager from January 2017 to September 2018 and as our Senior Landman from September 2016 to January 2017. Prior to joining our company, Mr. Burris served as a Senior Landman from January 2011 to August 2016 and as a Landman from June 2010 to December 2010 at Hilcorp Energy Company, working in the Eagle Ford shale, the Utica shale and conventional plays in both East and South Texas. Mr. Burris’s career began at BP America Production Company in January 2006 where he served as Land Negotiator. Mr. Burris earned a Bachelor of Science in Industrial Engineering with a minor in Mathematics, cum laude, from Texas A&M University and a Doctor of Jurisprudence from The University of Texas School of Law.

Hamilton (Hal) W. Hogsett—Vice President of Reservoir Engineering. Hal Hogsett has served as our Vice President of Reservoir Engineering since September 2018. Mr. Hogsett previously was our Reservoir Engineering Manager from September 2017 to July 2018 after relocating in August 2017 to join our company. Before joining our company, Mr. Hogsett served in various reservoir engineering roles with Antero Resources Corporation from March 2012 to July 2017 and in various engineering capacities with Apache Corporation from June 2009 to March 2012. Mr. Hogsett graduated from the University of Texas with a Bachelor of Science in Petroleum Engineering.

Kevin J. L’abbé—Vice President of Exploration. Kevin L’abbé has served as our Vice President of Exploration for the Mid-Continent and Rocky Mountain regions since September 2018. He previously served as our Exploration Manager from January 2017 to September 2018. He joined our company as a Geologist in October 2012. Mr. L’abbé’s previous experience includes a position as Exploration and Development Geologist with Petro-Harvester Oil & Gas LLC from 2011 to 2012 and as Exploration Geologist with Marion Energy Inc. from 2006 to 2011. Mr. L’abbé earned a Bachelor of Arts in Geology from the University of Texas.

A. Dax McDavid—Vice President of Exploration. A. Dax McDavid has served as our Vice President of Exploration for the Permian and Williston Basins since September 2018. He previously served as our Exploration Manager from January 2017 to September 2018 and as a Geologist from February 2013 to January 2017. Mr. McDavid began his career in 2003 as a Geologist for Stalker Energy, L.P., an independent onshore exploration and development company, working conventional plays across South Texas and the Gulf Coast. Mr. McDavid earned both a Bachelor of Arts and a Master of Arts in Geology from the University of Texas.

Jordan K. Spearman—Vice President of Business Development. Jordan Spearman has served as our Vice President of Business Development since September 2018 and as our Business Development Manager since March 2017. He previously served as a landman for our company from September 2013 to March 2017. His prior

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experience includes founding and operating Bar S Oil & Gas, LLC, a land brokerage firm serving both the Permian Basin and Eagle Ford shale, in September 2013. He held a position as Land Negotiator from 2008 to 2009 at Anadarko Petroleum Corporation. Mr. Spearman graduated from Texas Tech University with a Bachelor of Business Administration in Energy Commerce with an emphasis in Petroleum Land Management.

Board of Directors

We currently have eight directors, and we plan to appoint one additional director within one year of the listing of our common stock on the NYSE.

We have previously entered into a stockholders’ agreement with each of the Sponsors. The stockholders’ agreement provides the Sponsors with the right to designate a certain number of nominees to our board of directors so long as the Sponsors and their respective affiliates collectively beneficially own a specified amount of the outstanding shares of our Class A and Class B common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2020, 2021 and 2022, respectively. Messrs. Levy, Stoneburner and Keenan are assigned to Class I, Messrs. Holland, Roosa and Carter are assigned to Class II, and Messrs. Sult and Brigham are assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

The board of directors has reviewed the independence of our directors using the independence standards of the NYSE. Our board of directors has determined that each of Messrs. Levy, Sult, Holland, Keenan, Carter and Stoneburner are independent within the meaning of the NYSE listing standards currently in effect and that Messrs. Sult and Carter are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a nomination and governance committee. In addition, our board of directors may establish such other committees as it determines necessary or advisable from time to time. Each of the standing committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act,

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subject to transitional relief during the one-year period following the completion of our initial public offering of our Class A common stock. Our audit committee currently consists of Messrs. Sult, Carter and Holland. Our board of directors has determined that Messrs. Sult, Carter and Holland are independent under the rules of the NYSE and that Messrs. Sult and Carter are independent under Rule 10A-3 under the Exchange Act. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors within one year following the completion of our initial public offering. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experiences, possesses the attributes outlined in such rules. Our board of directors has determined that Mr. Sult satisfies the definition of an “audit committee financial expert.”

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants, our accounting practices and the selection and performance of our independent reserves engineers. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, which is available on our website. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Compensation Committee

Our compensation committee consists of four directors, Messrs. Levy, Stoneburner, Keenan and Carter, of whom Messrs. Levy, Stoneburner, Keenan and Carter are “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans. We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable NYSE standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of four directors, Messrs. Levy, Stoneburner, Keenan and Carter, of whom Messrs. Levy, Stoneburner, Keenan and Carter are “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors; develops and oversees our internal corporate governance processes; and maintains a management succession plan. We have adopted a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance

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rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

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EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Accordingly, our named executive officers are:

Name	Principal Position
Ben “Bud” M. Brigham	Executive Chairman
Robert M. Roosa	Chief Executive Officer and Director
Blake C. Williams	Chief Financial Officer

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2018 and December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Ben “Bud” M. Brigham	2018	$193,788	$42,533	—	$6,454	$242,775
(Executive Chairman)	2017	$227,116	$59,490	—	$6,207	$292,813
Robert M. Roosa	2018	$395,375	$91,305	—	$39,603	$526,283
(Chief Executive Officer and Director)	2017	$350,180	$122,500	—	$36,832	$509,512
Blake Williams	2018	$242,000	$25,800	—	$39,603	$307,403
(Chief Financial Officer)(4)	2017	$108,381	$70,000	—	$37,511	$215,892

(1)	Amounts in this column reflect discretionary bonuses earned by our named executive officers during the applicable fiscal year.
(2)

For Mr. Williams, the amount shown in this column reflects the aggregate grant date fair value of incentive units in Brigham Resources (the “Incentive Units”) granted during fiscal year 2018, based on the probable outcome of the applicable performance conditions on the grant date, as determined in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, which was $0 because the performance conditions associated with the Incentive Units were not deemed probable at the time of grant. The Incentive Units are not designed with a threshold, target or maximum potential payout level; however, our best estimate of the aggregate grant date fair value of the Incentive Units that could have been reported under FASB ASC Topic 718 if the applicable performance conditions had been deemed probable and occur at the grant date would have been $675,910. The Incentive Units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets have realized a certain level of growth and return to those persons who hold certain other classes of equity. We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, these awards are most similar economically to stock options and, as such, they are properly classified as “options” for purposes of the SEC’s executive compensation disclosure rules under the definition provided in Item 402(m)(5)(i) of Regulation S-K since these awards have “option-like features.” The Incentive Units are divided into two classes and each class is further divided into four tiers. For more information on the

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Incentive Units, see the “Outstanding Equity Awards at 2018 Fiscal Year-End” table and “—Additional Narrative Disclosures—Incentive Units” below.
(3)

Amounts in this column reflect for the applicable fiscal year: (a) matching contributions to the 401(k) Plan (as defined below) made on behalf of our named executive officers and (b) health and welfare plan premiums paid for the benefit of our named executive officers. See “—Additional Narrative Disclosures—Other Benefits” below for more information on matching contributions to the 401(k) Plan.

(4)

Mr. Williams began serving as our Chief Financial Officer on June 15, 2017. As a result, the amount shown in the “Salary” column for Mr. Williams for fiscal year 2017 reflects amounts earned from June 15, 2017 through December 31, 2017.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2018.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price ($)	Option Expiration Date
Ben “Bud” M. Brigham
Series M-1 Incentive Units	1,200	—	N/A	N/A
Series M-2 Incentive Units	1,200	—	N/A	N/A
Series M-3 Incentive Units	1,200	—	N/A	N/A
Series M-4 Incentive Units	1,200	—	N/A	N/A
Series Z-1 Incentive Units	520	130	N/A	N/A
Series Z-2 Incentive Units	520	130	N/A	N/A
Series Z-3 Incentive Units	520	130	N/A	N/A
Series Z-4 Incentive Units	520	130	N/A	N/A
Robert M. Roosa
Series M-1 Incentive Units	1,000	—	N/A	N/A
Series M-2 Incentive Units	1,000	—	N/A	N/A
Series M-3 Incentive Units	1,000	—	N/A	N/A
Series M-4 Incentive Units	1,000	—	N/A	N/A
Series Z-1 Incentive Units	280	70	N/A	N/A
Series Z-2 Incentive Units	280	70	N/A	N/A
Series Z-3 Incentive Units	280	70	N/A	N/A
Series Z-4 Incentive Units	280	70	N/A	N/A
Blake C. Williams
Series M-1 Incentive Units	41	164	N/A	N/A
Series M-2 Incentive Units	41	164	N/A	N/A
Series M-3 Incentive Units	41	164	N/A	N/A
Series M-4 Incentive Units	41	164	N/A	N/A
Series Z-1 Incentive Units	69.2	89.3	N/A	N/A
Series Z-2 Incentive Units	69.2	89.3	N/A	N/A
Series Z-3 Incentive Units	69.2	89.3	N/A	N/A
Series Z-4 Incentive Units	69.2	89.3	N/A	N/A

(1)

This table reflects information regarding Incentive Units granted to our named executive officers that were outstanding as of December 31, 2018. For more information on the Incentive Units, see “—Additional Narrative Disclosures—Incentive Units” below.

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(2)	Awards reflected as “Exercisable” are Incentive Units that have vested while awards reflected as “Unexercisable” are Incentive Units that have not yet vested.

Additional Narrative Disclosures

Compensation Philosophy

As a general matter, our executive compensation programs are designed to be:

•	Performance-Based

•	A significant portion of total compensation is performance-based.

•	Performance metrics focus business strategy and corporate objectives on total shareholder return.

•	Awards are leveraged to achievement of performance goals and the creation of shareholder value.

•	Shareholder-Aligned

•	Long-term incentives are equity-based and represent a significant portion of the total compensation of executives and other key employees.

•	The design of long-term incentive awards focuses on the creation of shareholder value and encourage retention through the use of multi-year vesting schedules.

•	Competitive

•	Our compensation program is intended to be competitive with the market and supports the company’s ability to attract and retain key talent.

•	Total compensation is designed to be perceived as fair and equitable, both internally and externally.

•	Clear and Well-Communicated

•	Straightforward, transparent compensation programs deliver a strong, clear message.

•	Compensation programs that conform with prevailing market practices and corporate governance standards provide transparency and comfort to shareholders.

•	Appropriately managing risk within the compensation program facilitates the creation of shareholder value.

The compensation provided to our named executive officers currently consists of (i) an annualized base salary, (ii) the grant of equity-based awards (with approximately one-half of such awards subject to time-based vesting conditions and the other one-half of such awards subject to performance-based vesting conditions) and (iii) eligibility to participate in employee benefits on the same basis as our other employees.

Base Salary

Each named executive officer’s base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his position and responsibility. Historically, the board of managers of our predecessor reviewed the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, such board of managers considered individual and company performance over the course of the applicable year.

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Effective as of October 1, 2018, the annualized base salary of our named executive officers was set as follows:

Name	Base Salary
Ben “Bud” M. Brigham	$250,000
Robert M. Roosa	$500,000
Blake C. Williams	$350,000

Cash Bonuses

We do not maintain a formal bonus program for our named executive officers. However, our named executive officers have historically been eligible to receive discretionary bonuses, based in part upon pre-established performance criteria, to recognize their significant contributions and aid in our retention efforts. Historically, the board of managers of our predecessor has determined whether each named executive officer is eligible to receive a cash bonus for a given year and sets the amount of such cash bonus.

Our named executive officers are not eligible to receive an annual cash bonus.

Other Benefits

We offer participation in broad-based retirement, health and welfare plans to all of our employees, including our named executive officers who are eligible to participate in such plans on the same basis as all other employees. We maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”), where employees are allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating named executive officers, to save for the future. For the 2018 plan year, we provided an effective matching contribution equal to 100% of the first 6% of an employee’s eligible compensation.

Incentive Units

In 2013 and 2015, each of our named executive officers were granted Incentive Units and in 2018, Mr. Williams was granted Incentive Units, in each case, pursuant to the limited liability company agreement governing Brigham Resources at the time. The Incentive Units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Incentive Units are divided into two classes, Series M units and Series Z units. The Series M units granted to our named executive officers in 2013 are fully vested. The Series Z units granted to our named executive officers in 2015 vested as to 20% on the applicable date of grant and an additional 20% on each of the first three anniversaries of such date of grant in 2016, 2017 and 2018, such that the Series Z units granted to our named executive officers in 2015 are 80% vested. The remaining 20% of such Series Z units will vest on the fourth anniversary of the applicable date of grant in 2019, subject to continued employment by us through such vesting date. In addition, in 2018, Mr. Williams was granted additional Incentive Units, specifically 820 Series M units and 384 Series Z units. The Series M and Series Z units granted to Mr. Williams in 2018 vested as to 20% on the applicable date of grant and will vest as to an additional 20% on each of the first four anniversaries of such date of grant, subject to continued employment by us through such vesting dates.

In connection with our IPO, Brigham Equity Holdings undertook a reorganization transaction in order to preserve the economic rights and vesting provisions applicable to the Incentive Units. As a result of such transaction, (i) holders of units other than Incentive Units and holders of vested Incentive Units received a number of Brigham LLC Units determined based on the value attributable to such units (assuming all unvested Incentive Units were vested at such time) and (ii) holders of unvested Incentive Units received a number of

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Brigham LLC Units determined in the same manner when and if such Incentive Units would have vested. In addition, the rights of holders of vested Incentive Units and holders of unvested Incentive Units to a pro rata share of any Brigham LLC Units attributable to unvested Incentive Units that are ultimately forfeited prior to vesting has been preserved. This is accomplished through Brigham Equity Holdings holding the Brigham LLC Units attributable to unvested Incentive Units until such time as such Incentive Units vest, and the holders of both vested and unvested Incentive Units retaining certain rights in Brigham Equity Holdings.

IPO Awards

In connection with our IPO, we granted our named executive officers equity-based awards under the Brigham Minerals, Inc. 2019 Long Term Incentive Plan (the “2019 Plan”), which consisted of (i) for Messrs. Roosa and Williams, restricted stock units subject to time-based vesting (“RSUs”) and (ii) for Messrs. Brigham, Roosa and Williams, restricted stock units subject to performance-based vesting (“PSUs”). Mr. Brigham only received PSUs.

The RSUs vest in three equal installments over a three-year period, so long as the named executive officer remains continuously employed by us through each vesting date. In connection with our IPO, Mr. Roosa was granted 132,978 RSUs while Mr. Williams was granted 59,101 RSUs.

The PSUs are eligible to be earned based on the total shareholder return (“TSR”) of our company for a three-year performance period, so long as the named executive officer remains continuously employed by us through the end of such performance period (other than Mr. Brigham who must remain continuously employed by us through the end of a two-year service period). Between 0% and 200% of the PSUs are eligible to be earned based on our achieving an absolute TSR on an annualized basis based on the following pre-established annual return goals:

Level of Achievement	Pre-Established Annual Return Goal	Number of PSUs Earned
Threshold	10% annualized return (1.33x)	50%
Target	15% annualized return (1.52x)	100%
Maximum	25% annualized return (1.95x)	200%

In addition, the administrator of the 2019 Plan has discretion to adjust the number of PSUs earned based on our relative TSR as compared to a benchmarking peer group over the three-year performance period. The administrator may increase the number of PSUs that have been earned by 20% if our TSR is in the top decile of the benchmarking peer group or decrease the number of PSUs that have been earned by 20% if our TSR is in the bottom decile of the benchmarking peer group. Once vested or earned, as applicable, the RSUs and PSUs will be settled in shares of our common stock. In connection with our IPO, Mr. Brigham was granted 354,609 PSUs (based on the target level of performance), Mr. Roosa was granted 132,978 PSUs (based on the target level of performance) and Mr. Williams was granted 59,101 PSUs (based on the target level of performance).

Director Compensation

Brigham Minerals was formed in June 2018. No obligations with respect to compensation for directors were accrued or paid for any periods during fiscal year 2018. Individuals serving on the board of managers of our predecessor did not receive any compensation for their services on such board during fiscal year 2017 or 2018.

We believe that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of directors with our stockholders. Accordingly, in connection with our IPO, we implemented a comprehensive director compensation policy for our non-employee directors, which consists of:

•	An annual cash retainer of $65,000 payable to each non-employee director;

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•	An additional annual cash retainer of $25,000 payable to the lead director;

•

An annual cash fee of $20,000 payable to the chair of the Audit Committee, an annual cash fee of $15,000 payable to the chair of the Compensation Committee and an annual cash fee of $10,000 payable to the chair of the Nominating and Governance Committee; and

•	An annual equity-based award granted to each non-employee director under the 2019 Plan with an aggregate fair market value of approximately $140,000 on the date of grant.

In connection with our IPO, we granted each non-employee director an award of 8,274 RSUs subject to time-based vesting, which award represents the annual equity-based award described above for calendar year 2019. Each award of RSUs vests in full on the first anniversary of the applicable date of grant, so long as the non-employee director continuously provides services to us through such vesting date.

Our non-employee directors will also be reimbursed for certain reasonable expenses incurred in connection with their services to us.

Directors who are also our employees do not receive any additional compensation for their service on our board of directors.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding shares of Class A common stock;

•	each of our directors;

•	our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, Named Executive Officers or selling stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Brigham Minerals, Inc., 5914 W. Courtyard Dr., Suite 150, Austin, Texas 78730.

	Shares Beneficially Owned Before the Offering(1)			Number of shares of Class A common stock offered(3)	Additional shares of Class A common stock offered if option to purchase additional shares is exercise in full(3)	Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters’ Option)(1)			Shares Beneficially Owned After the Offering (Assuming the Underwriters’ Option is Exercised in Full)(1)
Name of selling stockholders	Class A Common Stock	Class B Common Stock	Combined Voting Power(2)			Class A Common Stock	Class B Common Stock	Combined Voting Power(2)	Class A Common Stock	Class B Common Stock	Combined Voting Power(2)
5% Shareholders:
Warburg Pincus & Company US, LLC(4)	5,010,010	7,830,362	26.4%
Yorktown Funds(5)	—	8,025,262	16.5%
PBRA, LLC(6)	—	8,025,262	16.5%
Directors and Named Executive Officers:
Ben “Bud” M. Brigham	—	1,089,061	2.2%
Robert M. Roosa	—	295,453	0.6%
Blake C. Williams	—	101,324	0.2%
Harold D. Carter	—	67,811	0.1%
John A. Holland(7)	—	—	—
W. Howard Keenan, Jr.(8)	—	—	—
James R. Levy(7)	—	—	—
Richard Stoneburner(9)	—	—	—
John R. Sult	—	—	—
Directors and Executive Officers as a Group (9 Persons)		1,553,649	3.1%
Other selling stockholders:

(1)

The amounts of Class A common stock and Class B common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but

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not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of Class A common stock and Class B common stock, except to the extent this power may be shared with a spouse.
(2)

Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Brigham LLC Unit held by such holder. Accordingly, the holders of our Class B common stock collectively have a number of votes in Brigham Minerals equal to the number of Brigham LLC Units that they hold.

(3)

Of the shares of Class A common stock offered by the selling stockholders,                represent shares owned following the redemption of an equal number of Brigham LLC Units (together with a corresponding number of shares of our Class B common stock) for shares of Class A common stock immediately prior to the closing of this offering.

(4)

Includes shares that will be collectively owned by certain affiliates of Warburg Pincus & Company US, LLC (“Warburg Pincus US”), including: (1) Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC, a Delaware limited liability company (“WPPE E&P XI-A Brigham”), (2) Warburg Pincus XI (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company (“WP XI E&P Partners-A Brigham”), (3) Warburg Pincus Private Equity (E&P) XI (Brigham), LLC, a Delaware limited liability company (“WPPE E&P XI Brigham”), (4) Warburg Pincus XI (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company (“WP XI E&P Partners-B Brigham”), (5) WP Brigham Holdings, L.P., a Delaware limited partnership (“WP Brigham Holdings”), (6) Warburg Pincus Energy (E&P)-A (Brigham), LLC, a Delaware limited liability company (“WPE E&P-A Brigham”), (7) Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company (“WPE E&P Partners-A Brigham”), (8) Warburg Pincus Energy (E&P) (Brigham), LLC, a Delaware limited liability company (“WPE E&P Brigham”), (9) Warburg Pincus Energy (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company (“WPE E&P Partners-B Brigham”), (10) WP Energy Partners (E&P) (Brigham), LLC, a Delaware limited liability company (“WPE Partners E&P Brigham”), (11) WP Energy Brigham Holdings, L.P., a Delaware limited partnership (“WPE Brigham Holdings”), and (12) WP Energy Partners Brigham Holdings, L.P., a Delaware limited partnership (“WPE Partners Brigham Holdings,” and together with the entities in (1) through (11), the “WP Group”).

Warburg Pincus Private Equity (E&P) XI-A, L.P., a Delaware limited partnership (“WPPE E&P XI-A”), is the sole member of WPPE E&P XI-A Brigham. Warburg Pincus XI (E&P) Partners – A, L.P., a Delaware limited partnership (“WP XI E&P Partners-A”), is the sole member of WP XI E&P Partners-A Brigham. Warburg Pincus Energy (E&P)-A, L.P., a Delaware limited partnership (“WPE E&P-A”), is the sole and managing member of WPE E&P-A Brigham. Warburg Pincus Energy (E&P) Partners-A, L.P., a Delaware limited partnership (“WPE E&P Partners-A”), is the sole and managing member of WPE E&P Partners-A Brigham. Effective as of July 16, 2018, Brigham Minerals is the sole and managing member of WPPE E&P XI Brigham, WP XI E&P Partners-B Brigham, WPE E&P Brigham, WPE E&P Partners-B Brigham and WPE Partners E&P Brigham. Brigham Parent Holdings, L.P., a Delaware limited partnership (“Brigham Parent Holding”) is the sole shareholder of Brigham Minerals.

Warburg Pincus (E&P) XI, L.P., a Delaware limited partnership (“WP XI E&P GP”), is the (i) general partner of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A and Brigham Parent Holdings. Warburg Pincus (E&P) XI LLC, a Delaware limited liability company (“WP XI E&P LLC”), is the general partner of WP XI E&P GP. Warburg Pincus Partners (E&P) XI LLC, a Delaware limited liability company (“WP Partners E&P XI LLC”), is the sole member of WP XI E&P LLC. Warburg Pincus Partners II (US), L.P., a Delaware limited partnership (“WPP II US”), is the managing member of WP Partners E&P XI LLC. Warburg Pincus US is the general partner of WPP II US.

Warburg Pincus (E&P) Energy GP, L.P., a Delaware limited partnership (“WPE E&P GP”), is the general partner of each of WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A and WPE E&P

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Partners-A. Warburg Pincus (E&P) Energy LLC, a Delaware limited liability company (“WPE E&P LLC,” and together with WP XI E&P GP, WP XI E&P LLC, WP Partners E&P XI LLC, WPE E&P GP, WPP II US and Warburg Pincus US, the “Warburg Pincus GP Entities”), is the general partner of WPE E&P GP. WPP II US is the managing member of WPE E&P LLC. As noted above, Warburg Pincus US is the general partner of WPP II US. Warburg Pincus is the manager of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A, WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A and WPE E&P Partners-A. Charles R. Kaye and Joseph P. Landy are the Managing Members of Warburg Pincus US and the Managing Members and Co-Chief Executive Officers of Warburg Pincus and, as such, may be deemed to control each of the foregoing entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by such entities, except to the extent of their direct pecuniary interest therein.

(5)

Includes shares owned by Yorktown Energy Partners IX, L.P. (“Yorktown IX”), shares owned by Yorktown Energy Partners X, L.P. (“Yorktown X”), shares owned by Yorktown Energy Partners XI, L.P. (“Yorktown XI”) and shares owned by YT Brigham Co Investment Partners, LP (“YT Brigham” and together with Yorktown IX, Yorktown X and Yorktown XI, each, a “Yorktown Fund”).

Yorktown IX Company LP is the sole general partner of Yorktown IX. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown IX in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown IX Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by Yorktown IX. None of Yorktown IX Associates LLC, Yorktown IX Company LP or Yorktown IX beneficially owns any of the common stock held by any other

Yorktown Fund.

Yorktown X Company LP is the sole general partner of Yorktown X. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown X in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown X Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by Yorktown X. None of Yorktown X Associates LLC, Yorktown X Company LP or Yorktown X beneficially owns any of the common stock held by any other Yorktown Fund.

Yorktown XI Company LP is the sole general partner of Yorktown XI. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown XI in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown XI Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by Yorktown XI. None of Yorktown XI Associates LLC, Yorktown XI Company LP or Yorktown XI beneficially owns any of the common stock held by any other Yorktown Fund.

YT Brigham Company LP is the sole general partner of YT Brigham. YT Brigham Associates LLC is the sole general partner of YT Brigham Company LP. As a result, YT Brigham Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by YT Brigham. YT Brigham Company LP and YT Brigham Associates LLC disclaim beneficial ownership of the common stock held by YT Brigham in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of YT Brigham Associates LLC. Mr. Keenan disclaims beneficial ownership of the common stock held by YT Brigham. None of YT Brigham Company LP, YT Brigham Associates LLC or YT Brigham beneficially owns any of the common stock held by any other Yorktown Fund.

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(6)

Consists of shares of common stock held indirectly by Pine Brook Capital Partners II, L.P. (“Pine Brook Fund II”). Pine Brook Road Associates II, L.P. is the general partner of Pine Brook Fund II. Pine Brook Road Advisors, L.P., acting through an affiliate, serves as investment manager to Pine Brook Fund II. PBRA, LLC controls both Pine Brook Road Associates II, L.P. and Pine Brook Road Advisors, L.P. Howard Newman is the sole member of PBRA, LLC and has investment and voting control over the shares held or controlled by Pine Brook Fund II. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165. Howard Newman, PBRA, LLC, Pine Brook Road Associates II, L.P. and Pine Brook Road Advisors, L.P. each disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein, if any.

(7)

All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Warburg Pincus, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Warburg Pincus and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Warburg Pincus and its affiliated entities except to the extent of his direct pecuniary interest therein. See “Management—Directors and Executive Officers” for a description of the Reporting Person’s affiliation with Warburg Pincus.

(8)

All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Yorktown, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Yorktown and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Yorktown and its affiliated entities except to the extent of his direct pecuniary interest therein. See “Management—Directors and Executive Officers” for a description of the Reporting Person’s affiliation with Yorktown.

(9)

All shares of common stock indicated as indirectly owned by the Reporting Person are included because of his affiliation with Pine Brook, due to which the Reporting Person may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of common stock owned by Pine Brook and its affiliated entities. The Reporting Person disclaims beneficial ownership of all shares of common stock attributable to Pine Brook and its affiliated entities except to the extent of his direct pecuniary interest therein. See “Management—Directors and Executive Officers” for a description of the Reporting Person’s affiliation with Pine Brook.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Sponsor Contributions

For the year ended December 31, 2018, we drew a total of approximately $46.0 million in capital contributions from our Sponsors to fund our operations. Our Sponsors have no further capital commitments to us.

Other Transactions with Affiliates

Brigham Land Management (“BLM”) provides the Company with land brokerage services. The services are provided at market prices and are periodically verified by third party quotes. BLM is owned by Vince Brigham, an advisor to the Company and brother of Ben M. Brigham, founder of the Company and Executive Chairman of the Board. For the year ended December 31, 2018, the Company paid BLM $0.1 million for land brokerage services. For the six months ended June 30, 2019, the amounts paid to BLM for land brokerage services were immaterial. At June 30, 2019 and December 31, 2018, the liabilities recorded for services performed by BLM during the respective periods were immaterial.

Brigham Exploration Company (“BEXP”), partially owned by Ben M. Brigham, on occasion leases some of the Company’s acreage at market rates. In connection with such leases, we received payments of $0.4 million for the six months ended June 30, 2019. There were no payments received from BEXP in connection with such leases for the year ended December 31, 2018.

During the quarter ended September 30, 2018, the Company borrowed $7.0 million from Brigham Operating at an interest rate of 7.0% which loan was repaid prior to September 30, 2018.

The Company is party to a services agreement with RS Energy Group, which provides the Company with certain software and services that assist in evaluating the acquisition of mineral interests. Warburg Pincus owns a controlling stake in RS Energy Group. The service fees incurred under this agreement for the six months ended June 30, 2019 and the year ended December 31, 2018 were $107,266 and $211,201, respectively.

Brigham LLC Agreement

The Brigham LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Brigham LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Brigham LLC Agreement, pursuant to the Redemption Right, the Brigham Unit Holders generally have the right to require Brigham LLC to redeem their Brigham LLC Units for, at Brigham LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions or (ii) an equivalent amount of cash. Our decision to make a cash payment upon a Brigham Unit Holder’s redemption election must be made by our independent directors (within the meaning of the NYSE and Section 10A-3 of the Securities Act). Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) has the right under its Call Right to, for administrative convenience, acquire the tendered Brigham LLC Units directly from the tending Brigham Unit Holder by paying, at its option, either (i) the number of shares of Class A common stock such Brigham Unit Holder would have received in the proposed redemption or (ii) an equivalent amount of cash. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant

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to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. The Brigham Unit Holders will be permitted to redeem their Brigham LLC Units (and a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any redemptions involving 952,000 or more Brigham LLC Units (subject to the discretion of Brigham Minerals to permit redemptions of a lower number of units) may occur at any time. As the Brigham Unit Holders redeem their Brigham LLC Units, our membership interest in Brigham LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Under the Brigham LLC Agreement, subject to the obligation of Brigham LLC to make tax distributions and to reimburse Brigham Minerals for its corporate and other overhead expenses, Brigham Minerals will have the right to determine when distributions will be made to the holders of Brigham LLC Units and the amount of any such distributions. If Brigham Minerals authorizes a distribution, such distribution will be made to the holders of Brigham LLC Units on a pro rata basis in accordance with their respective percentage ownership of Brigham LLC Units.

The holders of Brigham LLC Units, including Brigham Minerals, generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Brigham LLC and are allocated their proportionate share of any taxable loss of Brigham LLC. Net profits and net losses of Brigham LLC generally are allocated to holders of Brigham LLC Units on a pro rata basis in accordance with their respective percentage ownership of Brigham LLC Units, except that certain non-pro rata adjustments are required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Brigham LLC Agreement provides, to the extent cash is available, for pro rata distributions to the holders of Brigham LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Brigham LLC, based on certain assumptions and conventions, provided that the distribution must be sufficient to allow Brigham Minerals to satisfy its actual tax liabilities.

The Brigham LLC Agreement provides that, except as otherwise determined by us or in connection with the exercise of Brigham Minerals’ Call Right, at any time Brigham Minerals issues a share of its Class A common stock or any other equity security, the net proceeds received by Brigham Minerals with respect to such issuance, if any, shall be concurrently invested in Brigham LLC, and Brigham LLC shall issue to Brigham Minerals one Brigham LLC Unit or other economically equivalent equity interest. Conversely, if at any time any shares of Brigham Minerals’ Class A common stock are redeemed, repurchased or otherwise acquired, Brigham LLC shall redeem, repurchase or otherwise acquire an equal number of Brigham LLC Units held by Brigham Minerals, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Under the Brigham LLC Agreement, the members have agreed that the Original Owners and/or their affiliates are permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Brigham LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Brigham LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Brigham LLC, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Brigham LLC Units owned by each of them.

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Registration Rights Agreement

In connection with the IPO, we entered into a registration rights agreement with the Original Owners (the “Initial Holders”). Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our Class A common stock under certain circumstances.

Demand Rights

At any time after the lock-up period described in “Underwriting,” and subject to the limitations set forth below, any Initial Holder (or its permitted transferees) has the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Class A common stock. Generally, we are required to file such registration statement within 30 days of such written notice. Subject to certain exceptions, we are not obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of our Class A common stock requested by an Initial Holder.

We are also not obligated to effect any demand registration in which the amount of Class A common stock to be registered has an aggregate value of less than $50 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We are required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.

In addition, any Initial Holder (or its permitted transferees) then able to effectuate a demand registration has the right to require us, subject to certain limitations, to effect a distribution of any or all of its shares of Class A common stock by means of an underwritten offering.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of Class A common stock or conduct an underwritten offering, whether or not for our own account, then we must notify the Initial Holders (or their permitted transferees) of such proposal (i) at least five business days before the anticipated filing date (in the case of the registration of an offering) or (ii) reasonably in advance of commencement (in the case of an underwritten offering), to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Stockholders’ Agreement

In connection with the IPO, we entered into a stockholders’ agreement with the Sponsors. Among other things, the stockholders’ agreement provides the right to designate nominees to our board of directors as follows:

•

so long as Warburg Pincus and its affiliates collectively own at least 15% of our Class A and Class B common stock (taken as a single class), Warburg Pincus can designate up to two nominees to our board of directors;

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•

so long as Warburg Pincus and its affiliates collectively own at least 7.5% but less than 15% of our Class A and Class B common stock (taken as a single class), Warburg Pincus can designate one director to our board of directors;

•

so long as Pine Brook and its affiliates collectively own at least 7.5% of our Class A and Class B common stock (taken as a single class), Pine Brook can designate one nominee to our board of directors; and

•	so long as Yorktown and its affiliates collectively own at least 7.5% of our Class A and Class B common stock (taken as a single class), Yorktown can designate one nominee to our board of directors.

Pursuant to the stockholders’ agreement, we are required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by the Sponsors. Each of Warburg Pincus, Pine Brook and Yorktown are entitled to designate the replacement for any of their respective board designees whose board service terminates prior to the end of such director’s term.

In addition, the stockholders’ agreement provides that for so long as any Sponsor and its affiliates collectively own at least 7.5% of the outstanding shares of our Class A and Class B common stock (taken as a single class), we are required to take all necessary actions to cause each of the Compensation Committee and the Nominating and Governance Committee to include in its membership at least one director designated by each such Sponsor, except to the extent that such membership would violate applicable securities laws or stock exchange rules. The rights granted to the Sponsors to designate directors are additive to and not intended to limit in any way the rights that the Sponsors or any of their respective affiliates may have to nominate, elect or remove our directors under our certificate of incorporation, bylaws or the DGCL.

Furthermore, so long as the Sponsors and their respective affiliates collectively own at least 30% of the outstanding shares of Class A and Class B common stock (taken as a single class), we have agreed not to take, and will cause our subsidiaries not to take, the following actions (or enter into an agreement to take such actions) without the prior consent of a majority of the shares of Class A and Class B common stock (taken as a single class) beneficially owned by the Sponsors and their respective affiliates, subject to certain exceptions:

•	commencing or consenting to any case or proceeding of bankruptcy, insolvency, reorganization or similar proceeding;

•	increasing or decreasing the size of our board of directors; and

•	any amendment, modification or waiver of our certificate of incorporation or bylaws.

Furthermore, so long as the Sponsors and their respective affiliates collectively own at least 50% of the outstanding shares of Class A and Class B common stock (taken as a single class), we have agreed not to take, and will cause our subsidiaries not to take, the following actions (or enter into an agreement to take such actions) without the prior consent of a majority of the shares of Class A and Class B common stock (taken as a single class) beneficially owned by the Sponsors and their respective affiliates:

•	consummate any acquisition for consideration of greater than $150 million; and

•	any issuance of preferred or senior equity securities.

Procedures for Approval of Related Party Transactions

Our board of directors has adopted a policy for approval of Related Party Transactions. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will

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be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our outstanding shares of Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our outstanding shares of Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

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DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Brigham Minerals consists of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which                  shares will be issued and outstanding upon completion of this offering (                shares if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), 150,000,000 shares of Class B common stock, $0.01 par value per share, of which                shares will be issued and outstanding upon completion of this offering (                shares if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding upon completion of this offering.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Brigham Minerals does not purport to be complete and is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Except as provided by law or in a preferred stock designation, holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as otherwise required by law, holders of Class A common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of Class A common stock are entitled to receive ratably in proportion to the shares of Class A common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. In connection with this offering, our legal counsel will opine that, subject to the qualifications and limitations stated in such opinion, the shares of our Class A common stock to be issued pursuant to this offering will be fully paid and non-assessable. A copy of such opinion of our legal counsel, including a discussion of the qualifications and limitations thereto, is included as Exhibit 5.1 to the registration statement of which this prospectus forms a part.

Class B Common Stock

Generally. In connection with the initial public offering, each Original Owner received one share of Class B common stock for each Brigham LLC Unit that it held. Shares of Class B common stock are not be transferrable except in connection with a permitted transfer of a corresponding number of Brigham LLC Units. Accordingly, each Original Owner has a number of votes in Brigham Minerals equal to the aggregate number of Brigham LLC Units that it holds.

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Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock.

Liquidation Rights. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Brigham Minerals.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

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Delaware Law

We are not subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Some of these provisions will not apply until our Sponsors and their respective affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock (the Trigger Event), as described below. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the terms of the stockholders’ agreement entered into in connection with this offering or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

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•	provide that our bylaws can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then outstanding shares of common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding shares of common stock);

•

provide that, after the Trigger Event, special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our stockholders holding a majority of the then outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that the affirmative vote of the holders of not less than 66 2/3% in voting power of all then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause”; and

•	prohibit cumulative voting on all matters.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

our Sponsors and their affiliates have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if our Sponsors or their affiliates acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

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•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•

any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

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Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

Listing

Our Class A common stock is listed on the NYSE under the symbol “MNRL.”

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock. Of these shares, all of the                  shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering, in addition to the 16,675,000 shares of Class A common stock sold in the initial public offering, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Brigham LLC Agreement, the Original Owners each have the right to redeem all or a portion of their Brigham LLC Units for Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our election, an equivalent amount of cash. The Original Owners hold Brigham LLC Units, all of which will be redeemable for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Brigham LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, we are party to a registration rights agreement with the Original Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering and the shares that were sold in the initial public offering) that will be available for sale in the public market are as follows:

•

                shares of Class A common stock are eligible for sale prior to the expiration of the lock-up agreements (including                  shares of Class A common stock issuable upon redemption by the Original Owners of their Brigham LLC Units (along with a corresponding number of shares of our Class B common stock) pursuant to the Redemption Right or our Call Right); and

•

an additional                 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning                 days after the date of this prospectus (including                 shares of Class A common stock issuable upon redemption by the Original Owners of their Brigham LLC Units (along with a corresponding number of shares of our Class B common stock) pursuant to the Redemption Right or our Call Right).

In addition, we have issued 159,447 shares of restricted Class A common stock that remain subject to vesting.

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Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and certain of our stockholders and employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of     days after the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of shares of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We have filed a registration statement on Form S-8 under the Securities Act to register shares issuable under our long-term incentive plan. Shares registered under such registration statement may be made available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

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ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

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Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis) and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

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Gain on Disposition of Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With regard to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the

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non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

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UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2019, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC are acting as representatives the following respective numbers of shares of Class A common stock:

Underwriter	Number of Firm Securities to be Purchased
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters are severally, and not jointly, obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject, any order in whole or in part.

The selling stockholders have granted to the underwriters a 30-day option to purchase up to                  additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. After the initial offering of the shares of Class A common stock, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$
Underwriting Discounts and Commission paid by the selling stockholders	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $                 million. We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $                .

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable

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for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of     days after the date of this prospectus.

Our officers and directors, the selling stockholders and certain of our stockholders and employees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of     days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, in their discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

We and the selling stockholders have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our Class A common stock is listed on the NYSE under the symbol “MNRL.”

In connection with the offering the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase in the underwriters’ option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

154

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

155

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EEA restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are qualified investors as defined under the Prospectus Directive;

(b)

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

156

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian

157

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(d)

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares of our common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. Our common stock is being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

158

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

LEGAL MATTERS

The validity of the shares our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Brigham Resources and Brigham Minerals as of December 31, 2018 and 2017, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Estimates of our reserves and related future net cash flows related to our properties as of December 31, 2018 included herein and elsewhere in the registration statement were based upon a reserve report audited by independent petroleum engineers, CG&A. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.brighamminerals.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A common stock.

We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

159

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

F-1

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Unaudited)

	June 30, 2019	December 31, 2018
	(In thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$82,727	$31,985
Restricted cash	—	474
Accounts receivable	20,262	20,695
Prepaid expenses and other	2,208	7,103
Short-term derivative assets	162	1,057

Total current assets	105,359	61,314

Oil and gas properties, at cost, using the full cost method of accounting:
Unevaluated property	244,755	228,151
Evaluated property	355,563	289,851
Less accumulated depreciation, depletion and amortization	(41,214)	(27,628)

Oil and gas properties—net	559,104	490,374

Other property and equipment	5,521	5,408
Less accumulated depreciation	(3,406)	(3,115)

Other property and equipment—net	2,115	2,293

Deferred tax asset	9,913	—
Other assets, net	1,151	45

Total assets	$677,642	$554,026

LIABILITIES AND SHAREHOLDERS’/MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$7,173	$5,662
Current portion of debt	—	2,188

Total current liabilities	7,173	7,850

Long-term debt	—	168,517
Deferred tax liability	—	3,684
Other non-current liabilities	51	27
Temporary equity	611,962	—
Shareholders’ and members’ equity:
Members’ contributed capital	—	208,728
Preferred stock, $0.01 par value; 50,000,000 authorized; no shares issued and outstanding	—	—
Class A common stock, $0.01 par value; 400,000,000 authorized, 21,997,198 shares issued and outstanding at June 30, 2019	220	—
Class B common stock, $0.01 par value; 150,000,000 authorized, 28,777,802 shares issued and outstanding at June 30, 2019	—	—
Additional paid-in capital	57,719	(3,057)
Retained earnings	517	168,277

Total shareholders’ equity attributable to Brigham Minerals, Inc. and members’ equity	58,456	373,948

Total liabilities and shareholders’ and members’ equity	$677,642	$554,026

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

F-2

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands, except per share data)
REVENUES
Mineral and royalty revenues	$23,049	$14,522	$40,639	$26,386
Lease bonus and other revenues	1,480	2,367	2,155	4,586

Total revenues	24,529	16,889	42,794	30,972
OPERATING EXPENSES
Gathering, transportation and marketing	1,523	912	2,637	2,007
Severance and ad valorem taxes	1,450	882	2,829	1,642
Depreciation, depletion and amortization	6,760	3,213	11,876	5,758
General and administrative	9,762	1,318	11,711	2,782

Total operating expenses	19,495	6,325	29,053	12,189

Income from operations	5,034	10,564	13,741	18,783

Gain (loss) on derivative instruments, net	73	(555)	(612)	(914)
Interest expense, net	(1,270)	(652)	(5,095)	(1,126)
Loss on extinguishment of debt	(6,933)	—	(6,933)	—
Gain on sale and distribution of equity securities	—	—	—	823
Other income, net	6	6	35	10

(Loss) income before income taxes	(3,090)	9,363	1,136	17,576
Income tax expense	117	12	307	28

NET (LOSS) INCOME	$(3,207)	$9,351	$829	$17,548
Less: net income attributable to Predecessor	(1,590)	(9,351)	(5,092)	(17,548)
Less: net loss attributable to temporary equity	2,941	—	2,941	—

Net loss attributable to Brigham Minerals, Inc. shareholders	$(1,856)	$—	$(1,322)	$—

NET (LOSS) INCOME PER COMMON SHARE
Basic	$(0.12)	$—	$(0.24)	$—

Diluted	$(0.12)	$—	$(0.25)	$—

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	17,819	—	8,959	—

Diluted	41,460	—	20,806	—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

F-3

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands)
NET (LOSS) INCOME	$(3,207)	$9,351	$829	$17,548
Other comprehensive income	—	—	—	—
Unrealized gains (losses) on available for sale equity securities, net	—	—	—	141
Reclassification of gains on sale and distribution of available for sale equity securities	—	—	—	(823)

Other comprehensive income	—	—	—	(682)

COMPREHENSIVE (LOSS) INCOME	$(3,207)	$9,351	$829	$16,866

Comprehensive income attributable to Predecessor	(1,590)	(9,351)	(5,092)	(16,866)
Comprehensive loss attributable to temporary equity	2,941	—	2,941	—

Comprehensive loss attributable to shareholders	$(1,856)	$—	$(1,322)	$—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

F-4

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ AND MEMBERS’ EQUITY

(Unaudited)

	Members’ Contributed Capital	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders’ and Members’ Equity
		Shares	Amount	Shares	Amount
	(In thousands)
Balance—December 31, 2018	$208,728	—	$—	—	—	$(3,057)	$168,277	$373,948
Net income attributable to shareholders	—	—	—	—	—	—	534	534
Net income attributable to Predecessor	—	—	—	—	—	—	3,502	3,502

Balance—March 31, 2019	$208,728	—	$—	—	$—	$(3,057)	$172,313	$377,984

Net income attributable to shareholders	—	—	—	—	—	—	314	314
Net income attributable to Predecessor	—	—	—	—	—	—	1,590	1,590

Balance prior to corporate reorganization and IPO	$208,728	—	$—	—	$—	$(3,057)	$174,217	$379,888

Exchange of Units of Brigham Minerals Holdings, LLC for Class A Common Stock and Class B Common Stock	(208,728)	5,322	53	28,778	—	380,205	(171,530)	—
Issuance of common stock in IPO, net of offering cost	—	16,675	167	—	—	274,746	—	274,913
Deferred tax asset arising from the IPO	—	—	—	—	—	13,664	—	13,664
Reclassification of non-controlling interests to temporary equity	—	—	—	—	—	(518,000)	—	(518,000)
Share-based compensation expense	—	—	—	—	—	7,505	—	7,505
Net income post-IPO	—	—	—	—	—	—	(2,170)	(2,170)
Adjustment of temporary equity to redemption amount	—	—	—	—	—	(97,344)	—	(97,344)

Balance—June 30, 2019	$—	21,997	$220	28,778	$—	$57,719	$517	$58,456

F-5

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

	Members’ Contributed Capital	Class A Common Stock		Class B Common Stock		Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ and Members’ Equity
		Shares	Amount	Shares	Amount
	(In thousands)
Balance—December 31, 2017	$166,030	—	$—	—	$—	$682	$135,462	$302,174
Contributions	21,625	—	—	—	—	—	—	21,625
Distributions	(4,246)	—	—	—	—	—	—	(4,246)
Other comprehensive income	—	—	—	—	—	(682)	—	(682)
Net income	—	—	—	—	—	—	8,197	8,197

Balance—March 31, 2018	$183,409	—	$—	—	$—	$—	$143,659	$327,068

Contributions	24,386	—	—	—	—	—	—	24,386
Net income	—	—	—	—	—	—	9,351	9,351

Balance—June 30, 2018	$207,795	—	$—	—	$—	$—	$153,010	$360,805

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

F-6

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$829	$17,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	11,876	5,758
Share-based compensation expense	6,495	—
Loss on extinguishment of debt	6,933	—
Amortization of debt issue costs	291	74
Deferred income taxes	66	31
Loss on derivative instruments, net	612	914
Net cash received (paid) for derivative settlements	238	(365)
Gain on sale of equity securities	—	(823)
Bad debt expense	293	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	185	(6,146)
Decrease (increase) in other current assets	1,268	(496)
Increase in other deferred charges	—	(427)
Increase (decrease) in accounts payable and accrued liabilities	481	(1,169)

Net cash provided by operating activities	$29,567	$14,899

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of oil and gas properties	(81,053)	(105,041)
Additions to other fixed assets	(113)	(334)
Proceeds from sale of oil and gas properties, net	2,001	125
Changes in restricted cash held in escrow for acquisitions	33	(3,953)

Net cash used in investing activities	$(79,132)	$(109,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term debt	(4,596)	—
Repayments of long-term debt	(195,404)	—
Borrowings of long-term debt	25,000	43,000
Payment of debt extinguishment fees	(2,090)	—
Proceeds from issuance of Class A common stock sold in initial public offering, net of offering costs	278,541	—
Capital contributions	—	46,011
Loan closing costs	(1,144)	(3)

Net cash provided by financing activities	$100,307	$89,008

Increase (decrease) in cash and cash equivalents	50,742	(5,296)

Cash and cash equivalents, beginning of period	31,985	6,886

Cash and cash equivalents, end of period	$82,727	$1,590

Supplemental disclosure of non-cash activity:
Equity securities distributed	$—	$4,246
Accrued capital expenditures	$1,679	$43
Capitalized share-based compensation expense	$1,010	$—
Increase (decrease) in temporary equity for adjustment to fair value, with offsetting decrease (increase) in additional paid-in capital	$97,344	$—
Supplemental cash flow information:
Cash interest payments	$5,490	$1,081
Cash paid for taxes	$283	$84

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

F-7

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Business and Basis of Presentation

Description of the Business

Brigham Minerals, Inc. (together with its wholly owned subsidiaries, “Brigham Minerals” or the “Company”) is a Delaware corporation formed in June 2018 to become a holding company. Brigham Minerals acquired an indirect interest in Brigham Resources, LLC (“Brigham Resources”), our predecessor, on July 16, 2018 in a series of restructuring transactions pursuant to which certain entities affiliated with Warburg Pincus LLC (“Warburg Pincus”) contributed all of their respective interests in the entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals (the “July 2018 restructuring”). As a result of such restructuring transactions, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a 16.5% membership interest in Brigham Resources. The remaining outstanding membership interests of Brigham Resources remained with certain other entities affiliated with Warburg Pincus, Yorktown Partners LLC and Pine Brook Road Advisors, LP, Brigham Minerals’ management and its other investors (collectively, the “Existing Owners”).

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions (the “November 2018 restructuring”). In the November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham Minerals Holdings, LLC (“Brigham LLC”), which was a wholly owned subsidiary of Brigham Equity Holdings, LLC (“Brigham Equity Holdings”), and Brigham Equity Holdings became wholly owned by the owners of Brigham Resources immediately prior to such restructuring, directly or indirectly, through Brigham Minerals. As a result of the foregoing transactions, there was no change in the control or economic interests of the Existing Owners and Brigham Minerals in Brigham Resources, although their ownership became indirect through Brigham Equity Holdings and its wholly owned subsidiary, Brigham LLC. The July 2018 restructuring and the November 2018 restructuring are collectively referred to herein as, the “corporate reorganization.”

Brigham Resources wholly owns Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, the “Minerals Subsidiaries”), which acquire and actively manage a portfolio of mineral and royalty interests. The Minerals Subsidiaries are Brigham Resources’ sole material assets. Brigham Resources also previously owned Brigham Resources Operating, LLC (“Brigham Operating”), an upstream oil and gas exploration and production business in the southern Delaware Basin of West Texas. In February 2017, Brigham Operating completed the sale of substantially all of its oil and natural gas properties to an unrelated third-party purchaser, following which Brigham Operating’s only material assets consisted of an ownership interest in Oryx Southern Delaware Holdings, LLC, an entity that operates a crude oil gathering system located in the southern Delaware Basin. Immediately prior to Brigham Minerals’ initial public offering of shares of its Class A common stock, which was completed in April 2019 (the “IPO” or the “Offering”), Brigham Resources distributed to its members or their affiliates 100% of the equity interests in Brigham Operating. Subsequent to the distribution, Brigham Resources no longer had any direct or indirect ownership interest in Brigham Operating. Unless otherwise indicated, the historical financial information relating to periods prior to our IPO reflects only the historical financial results of our predecessor, excluding the historical results and operations of Brigham Operating, and does not give effect to the Offering.

Initial Public Offering

In April 2019, Brigham Minerals completed the initial public offering of 16,675,000 shares of Class A common stock at a price to the public of $18.00 per share. This resulted in net proceeds of approximately $274.9 million, after deducting underwriting commissions and discounts and offering expenses. As a result of the

F-8

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Offering and the corporate restructuring described below, Brigham Minerals became a holding company whose sole material asset consists of a 43.3% interest in Brigham LLC, which wholly owns Brigham Resources. Brigham Resources continues to wholly own the Minerals Subsidiaries, which own all of Brigham Resources’ operating assets. In connection with the Offering, Brigham Minerals became the sole managing member of Brigham LLC and is responsible for all operational, management and administrative decisions relating to Brigham LLC’s business and consolidates the financial results of Brigham LLC and its wholly-owned subsidiary, Brigham Resources.

All of the interests in Brigham Operating were distributed, directly or indirectly, to the Existing Owners prior to the consummation of the Offering. As a result, neither Brigham Minerals nor Brigham LLC owned any direct or indirect interest in Brigham Operating at the time of the Offering.

In connection with the Offering,

•	all of the outstanding membership interests in Brigham LLC were converted into a single class of common units in Brigham LLC (the “Brigham LLC Units”);

•	Brigham Minerals issued shares of Class A common stock to certain of our Existing Owners in exchange for incentive units in Brigham Equity Holdings;

•

Brigham Equity Holdings distributed all of its equity interests in Brigham LLC, other than its interests in Brigham LLC attributable to certain unvested incentive units in Brigham Equity Holdings, to the Existing Owners and Brigham Minerals (which resulted in the ownership in Brigham LLC of our Existing Owners with respect to unvested incentive units remaining consolidated in Brigham Equity Holdings);

•	Brigham Minerals issued 16,675,000 shares of Class A common stock, including the Underwriters’ overallotment, to purchasers in the Offering in exchange for the cash proceeds of the Offering;

•

Each holder of Brigham LLC Units following the restructuring (a “Brigham Unit Holder”), other than Brigham Minerals and its subsidiaries, received a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following the Offering; and

•

Brigham Minerals contributed, directly or indirectly, the net proceeds of the Offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds, directly or indirectly, a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following the Offering.

After the transactions discussed above and after the Offering,

•	the Existing Owners own all of Brigham Minerals’ Class B common stock, representing 56.7% of Brigham Minerals’ capital stock;

•	the Existing Owners own 5,322,198 shares, or 24.2%, of Brigham Minerals’ Class A common stock, representing 10.5% of Brigham Minerals’ capital stock;

•	investors in the Offering own 16,675,000 shares, or 75.8%, of Brigham Minerals’ Class A common stock, representing 32.8% of Brigham Minerals’ capital stock;

•	Brigham Minerals owns an approximate 43.3% interest in Brigham LLC; and

•

the Existing Owners own directly an approximate 56.7% interest in Brigham LLC (in addition to the 10.5% interest in Brigham LLC the Existing Owners own directly through their ownership of shares of Brigham Minerals’ Class A common stock).

Following the Offering, and prior to June 30, 2019, Brigham Resources:

•	fully repaid the $200.0 million outstanding balance under the Owl Rock credit facility (as defined below) on May 7, 2019;

F-9

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

•

wrote-off $4.0 million of capitalized debt issuance cost and incurred $2.1 million in prepayment fees and $0.8 million in accrued legal fees resulting in a loss on extinguishment of debt of approximately $6.9 million in its statement of operations during the three months ended June 30, 2019;

•	applied capitalized issuance cost of $7.2 million as a reduction of additional paid-in-capital of which $3.6 million was incurred in 2018 and $3.6 million was incurred in 2019;

•

recognized a charge for share-based compensation cost of approximately $6.5 million related to the estimated fair value of the Incentive Units (as defined below), restricted stock awards (“RSAs”), restricted stock units subject to time-based vesting (“RSUs”) and restricted stock units subject to performance-based vesting (“PSUs”), net of $1.0 million of capitalized share-based compensation expense, all of which was non-cash. In addition, as the vesting conditions of the Incentive Units, RSAs, RSUs and PSUs are satisfied, Brigham Minerals will recognize additional non-cash charges for share-based compensation cost of approximately $25.9 million;

•	entered into a credit agreement on May 16, 2019 with a banking syndicate, including Wells Fargo Bank, N.A., as administrative agent for a new revolving credit facility; and

•

received a full refund of the cash collateral related to the existing WTI fixed price swap contracts, which was $1.6 million as of May 2019, upon entering into the new revolving credit facility (as defined below).

Basis of Presentation

Subsequent to the July 2018 restructuring and prior to the IPO, Brigham Minerals used the equity method of accounting for its investment in Brigham Resources, its predecessor, because its 16.5% ownership in Brigham Resources provided Brigham Minerals with significant influence, but not with a controlling financial interest or the ability to direct the most significant activities of Brigham Resources. Upon the completion of the IPO, Brigham Minerals indirectly owned an approximate 43.3% interest of Brigham Resources and 100% of the voting rights and consolidates the results of operations of Brigham Resources. Accordingly, the accompanying unaudited condensed consolidated and combined financial statements and related notes of Brigham Minerals for periods prior to the IPO, including the 2018 amounts presented, have been retrospectively recast to include the historical results and operations of Brigham Resources at historical carrying values. All intercompany transactions between Brigham Minerals and Brigham Resources have been eliminated.

The accompanying unaudited consolidated condensed and combined interim financial statements of Brigham Minerals have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except that, in accordance with the instructions to Form 10-Q, they do not include all of the notes required for financial statements prepared in conformity with U.S. GAAP. Accordingly, the accompanying unaudited interim financial statements should be read in conjunction with our audited financial statements included in the registration statement on Form S-1, as amended, filed with the Securities and Exchange Commission (the “SEC”) and declared effective on April 17, 2019 (the “IPO registration statement”). The unaudited interim financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The results of operations for the three and six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2019. Unless otherwise indicated, the historical financial information relating to periods prior to our IPO reflects only the historical financial results of our predecessor, excluding the historical results and operations of Brigham Operating, and does not give effect to the Offering.

Brigham Minerals operates in one segment: oil and natural gas exploration and production.

F-10

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

2. Summary of Significant Accounting Policies

Use of Estimates

These condensed consolidated and combined financial statements and related notes are presented in accordance with GAAP. Preparation in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although management believes these estimates are reasonable, actual results could differ from these estimates. Changes in estimates are recorded prospectively.

The accompanying condensed consolidated and combined financial statements are based on a number of significant estimates including quantities of oil, natural gas and NGL reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”) and impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered. Brigham Minerals’ year-end reserve estimates are audited by Cawley, Gillespie & Associates, Inc. (“CG&A”), an independent petroleum engineering firm. Quarterly reserve estimates are internally generated by our in-house engineering staff. Other items subject to significant estimates and assumptions include the carrying amount of oil and natural gas properties, valuation of derivative instruments, share-based compensation costs, and revenue accruals.

Significant Accounting Policies

Significant accounting policies are disclosed in Brigham Resources’ audited consolidated financial statements and notes for the year ended December 31, 2018, presented in the IPO registration statement. There have been no changes in such policies or the application of such policies during the three months ended June 30, 2019, except as described below:

Share Based Compensation

Brigham Minerals accounts for its share-based compensation including grants of the Incentive Units, restricted stock awards, time-based restricted stock units and performance-based stock units in the condensed consolidated and combined statements of operations based on their estimated fair values at grant date. Brigham Minerals recognizes expense on a straight-line basis over the vesting period of the respective grant, which is generally the requisite service period. Share-based compensation is included in General and administrative expenses in Brigham Minerals’ condensed consolidated and combined statements of operations included within this Quarterly Report. There was approximately $25.9 million of unamortized compensation expense relating to outstanding awards at June 30, 2019. The unrecognized compensation expense will be recognized on a straight-line basis over the remaining vesting periods of the awards. Brigham Minerals accounts for forfeitures as they occur.

Earnings Per Share

Brigham Minerals uses the “if-converted” method to determine the potential dilutive effect of its Class B common stock and the treasury stock method to determine the potential dilutive effect of outstanding Incentive Units, RSAs, RSUs, and PSUs.

Income Taxes

Brigham Minerals accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets

F-11

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. On IPO date, Brigham Minerals recognized a tax benefit of approximately $13.7 million, associated with the differences between the tax and book basis of the investment in Brigham Resources, LLC, as discussed in “Note 11—Income Taxes”.

Temporary Equity

Brigham Minerals accounts for the Existing Owners’ 56.7% interest in Brigham LLC as temporary equity as a result of certain redemption rights held by the Existing Owners as discussed in “Note 9—Temporary Equity.” As such, the Company adjusts temporary equity to its maximum redemption amount at the balance sheet date, if higher than the carrying amount. The redemption amount is based on the 10-day volume-weighted average closing price (“VWAP”) of Class A shares at the end of the reporting period. Changes in the redemption value are recognized immediately as they occur, as if the end of the reporting period was also the redemption date for the instrument, with an offsetting entry to additional paid-in capital.

Recently Issued Accounting Standards

Brigham Minerals’ status as an emerging growth company under Section 107 of the JOBS Act permits it to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Brigham Minerals is choosing to take advantage of this extended transition period and, as a result, Brigham Minerals will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Clarifying the Definition of a Business. This guidance assists in determining whether a transaction should be accounted for as an acquisition or disposal of assets or as a business. This ASU provides a screen that when substantially all of the fair value of the gross assets acquired, or disposed of, are concentrated in a single identifiable asset, or a group of similar identifiable assets, the set will not be considered a business. If the screen is not met, a set must include an input and a substantive process that together significantly contribute to the ability to create an output to be considered a business. The new standard becomes effective for us during the fiscal year ending December 31, 2019 and interim periods within the fiscal year ending December 31, 2020 and is required to be adopted using a prospective approach. Although early application is permitted, we have not adopted ASU 2017-01 early. The implementation of the new standard is not anticipated to have a material impact on the condensed consolidated and combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The new standard becomes effective for us during the fiscal year ended December 31, 2019 and interim periods within the fiscal year ending December 31, 2020 and is required to be adopted utilizing retrospective application. Although early application is permitted, we have not adopted ASU 2016-18 early.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. ASU 2016-02 does not apply to leases of mineral rights to explore for or use crude oil and natural gas. The ASU will replace most existing lease guidance in GAAP when it becomes effective. In January 2018, the FASB issued ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842, to provide an optional practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under Topic 840. In July 2018, the FASB issued ASU 2018-11 Leases (Topic 842): Targeted Improvements, which provides for another

F-12

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

transition method, in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption (i.e. comparative periods presented in the financial statements will continue to be in accordance with current GAAP (Topic 840, Leases)). The new standard becomes effective for us during the fiscal year ending December 31, 2020 and interim periods within the fiscal year ending December 31, 2021 and early adoption is permitted. We are currently evaluating the impact, that the adoption of this update will have on our consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and industry-specific guidance in Subtopic 932-605, Extractive Activities-Oil and Gas-Revenue Recognition, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The new standard becomes effective for us for the fiscal year ending on December 31, 2019 and interim periods within the fiscal year ending December 31, 2020. We intend to adopt the standard using the modified retrospective approach.

We completed our review of revenue contracts covering our material revenue streams, designed to evaluate any potential changes in revenue recognition upon adoption of the new standard, and concluded that the implementation of the new standard will not have a material impact on the consolidated financial statements. We also evaluated the information technology and internal control changes that may be required to implement the new standard based on the results of our contract review process.

3. Oil and Gas Properties

Brigham Minerals uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition costs incurred for the purpose of acquiring mineral and royalty interests, including certain internal costs, are capitalized into a full cost pool. Costs associated with general corporate activities are expensed in the period incurred. Oil and gas properties as of the dates shown consisted of the following:

	June 30, 2019	December 31, 2018
	(In thousands)
Oil and gas properties, at cost, using the full cost method of accounting:
Unevaluated property	$244,755	$228,151
Evaluated property	355,563	289,851

Total oil and gas properties, at cost	600,318	518,002
Less accumulated depreciation, depletion, and amortization	(41,214)	(27,628)

Total oil and gas properties, net	$559,104	$490,374

Capitalized costs are depleted on a unit of production basis based on proved oil and natural gas reserves. Depletion expense was $6.6 million and $3.1 million for the three months ended June 30, 2019 and 2018, respectively, and $11.6 million and $5.4 million for the six months ended June 30, 2019 and 2018, respectively. Average depletion of proved properties was $10.74 per Boe and $9.05 per Boe for the three months ended June 30, 2019 and 2018, respectively, and $10.53 per Boe and $8.61 per Boe for the six months ended June 30, 2019 and 2018, respectively.

The costs associated with unevaluated properties primarily consist of acquisition costs and capitalized general and administrative costs. Brigham Minerals capitalizes certain overhead expenses and other internal costs attributable to the acquisition of mineral and royalty interests as part of its investment in oil and gas properties over the periods benefitted by these activities. Capitalized costs do not include any costs related to general corporate overhead or similar activities. Capitalized costs were $1.6 million and $0.6 million for the three months

F-13

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

ended June 30, 2019 and 2018, respectively, and $2.7 million and $1.4 million for the six months ended June 30, 2019 and 2018, respectively.

4. Acquisitions and Divestitures

During the six months ended June 30, 2019 and 2018, Brigham Minerals entered into a number of individually insignificant acquisitions of mineral and royalty interests from various sellers in Texas, Oklahoma, Colorado, New Mexico, and North Dakota, as reflected in the tables below. The change in the oil and natural gas property balance is comprised of individually insignificant payments for acquisitions of minerals, land brokerage costs and capitalized general and administrative expenses that were funded with borrowings under its Owl Rock credit facility and proceeds from the Offering.

	Assets Acquired		Cash Consideration Paid
	Evaluated	Unevaluated
	(In thousands)
Quarter Ended March 31, 2019	$27,929	$13,403	$41,332
Quarter Ended June 30, 2019	25,050	14,925	39,975

Total Acquired	$52,979	$28,328	$81,307

	Assets Acquired		Cash Consideration Paid
	Evaluated	Unevaluated
	(In thousands)
Quarter Ended March 31, 2018	$14,132	$11,462	$25,594
Quarter Ended June 30, 2018	21,903	16,558	38,461

Total Acquired	$36,035	$28,020	$64,055

In June 2018, Brigham Minerals closed on the acquisition of certain mineral interests from an unrelated third-party in the Delaware Basin in Loving County, Texas and Lea County, New Mexico for $41 million, subject to customary post-closing adjustments. Brigham Minerals funded the acquisition with capital contributions and borrowings under its prior revolving credit facility. The allocation of the purchase price was $22.8 million to evaluated properties and $18.2 million to unevaluated properties.

In June 2018, Brigham Minerals entered into a definitive agreement with an unrelated third party to acquire certain mineral interests in Reeves, Loving and Ward counties in the Delaware Basin for $25.8 million and closed on $22.0 million and $3.8 million of such mineral interests in the third and fourth quarter of 2018, respectively. The allocation of the purchase price was $18.4 million to evaluated properties and $7.4 million to unevaluated properties.

5. Derivative Instruments

Brigham Minerals periodically uses commodity derivative instruments to reduce its exposure to commodity price volatility for a portion of its forecasted crude oil and natural gas sales and thereby achieve a more predictable level of cash flows. None of the derivative instruments are designated as hedges. Brigham Minerals does not enter into derivative instruments for speculative or trading purposes.

Because the counterparties to Brigham Minerals derivative instruments have investment grade credit ratings, Brigham Minerals believes it does not have significant credit risk and accordingly does not currently require its counterparties to post collateral to support the net asset positions of its derivative instruments as of June 30, 2019. Although Brigham Minerals does not currently anticipate nonperformance from its counterparties, it continually monitors the credit ratings of its counterparties.

Concurrent with the termination of its prior revolving credit facility in July of 2018, Brigham Resources posted cash collateral of $1.4 million for its existing WTI fixed price swap contracts. The cash collateral was

F-14

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

$1.6 million in May 2019 prior to the termination of the Owl Rock credit facility. The cash collateral was returned to Brigham Resources upon entering into the new revolving credit facility, as discussed in “Note 1—Business and Basis of Presentation.”

As of June 30, 2019, Brigham Minerals had certain WTI fixed price swap contracts based on the NYMEX futures index. The fair values, notional quantities and weighted-average swap prices of these contracts as of June 30, 2019, are summarized in the table below.

Description & Production Period	Volume	Weighted Average Swap Price	Fair Value Asset/(Liability)
	(Bbl)	($/Bbl)	(In thousands)
Crude Oil Swaps:
July 2019—September 2019	15,000	$63.61	$77
October 2019—December 2019	15,000	$63.61	$85

Total	30,000	$63.61	$162

Brigham Minerals’ derivative instruments are subject to master netting arrangements and are presented on a net basis in its condensed consolidated and combined balance sheets. The following table summarizes the location and fair value of its derivative instruments as of June 30, 2019 and December 31, 2018 (in thousands):

Derivative Instruments	Balance Sheet Classification	Gross Amount Recognized	Less Group Amount of Offset	Net Amount Recognized
As of June 30, 2019
Derivative assets:
Commodity swaps	Current derivative assets	$162	$—	$162
As of December 31, 2018
Derivative assets:
Commodity swaps	Current derivative assets	$1,057	$—	$1,057

The following table summarizes Brigham Minerals’ gain (loss) on derivative instruments, net on its condensed consolidated and combined statement of operations for the three and six months ended June 30, 2019 and 2018 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands)
Realized gain (loss)	$40	$(247)	$238	$(365)
Unrealized gain (loss)	33	(308)	(850)	(549)

Combined—realized/unrealized gain (loss)	$73	$(555)	$(612)	$(914)

6. Fair Value Measurements

We classify financial assets and liabilities that are measured and reported at fair value on a recurring basis using a hierarchy based on the inputs used in measuring fair value. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We classify the inputs used to measure fair value into the following hierarchy:

•	Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

F-15

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

•

Level 2: Inputs based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable and can be corroborated by observable market data.

•

Level 3: Inputs that reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer would be reported at the beginning of the period in which the change occurs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our financial assets and liabilities that were accounted for at fair value on a recurring basis at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets—commodity derivative instruments	$—	$162	$—	$162

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets—commodity derivative instruments	$—	$1,057	$—	$1,057

Our derivative instruments consist of WTI fixed price swaps carried at fair value as disclosed in “Note 5—Derivative Instruments.” Commodity derivative instruments are valued using a third-party industry-standard pricing model using contract terms and prices and assumptions and inputs that are substantially observable in active markets throughout the full term of the instruments, including forward oil and gas price curves, discount rates and volatility factors. The fair values are also compared to the values provided by the counterparties for reasonableness and are adjusted for the counterparties’ credit quality for derivative assets and our credit quality for derivative liabilities. As such, these derivative contracts are classified within Level 2.

Brigham Minerals had no transfers into or out of Level 1 and no transfers into or out of Level 2 for the six months ended June 30, 2019 and 2018.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain non-financial assets and liabilities, such as assets and liabilities acquired in a business combination, are measured at fair value on a nonrecurring basis on the acquisition date and are subject to fair value adjustments under certain circumstances. The inputs used to determine such fair value are primarily based upon internally developed cash flow models and include factors such as estimates of economic reserves, future commodity prices and a risk-adjusted discount rates, and are classified within Level 3.

Fair Value of Other Financial Instruments

The carrying value of cash, trade and other receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments. The carrying amount of debt outstanding pursuant to our prior revolving credit facility, Owl Rock credit facility, and new revolving credit facility approximates fair value as interest rates on these instruments approximate current market rates. We categorized our long-term debt within Level 2 of the fair value hierarchy.

F-16

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

7. Long-Term Debt

Prior Revolving Credit Facility

Prior to its termination on July 27, 2018, the Minerals Subsidiaries maintained a secured revolving credit facility with a syndicate of financial institutions (the “prior revolving credit facility”), which had been amended periodically. The prior revolving credit facility had a commitment of $150 million, and a borrowing base and outstanding borrowings of $70 million each as of July 27, 2018. Brigham Minerals terminated the prior revolving credit facility on July 27, 2018 with proceeds from the Owl Rock credit facility (as defined below). Additionally, during the third quarter of 2018, Brigham Resources wrote off approximately $0.3 million of unamortized debt issuance costs that were related to the prior revolving credit facility.

Owl Rock Credit Facility

On July 27, 2018, the prior revolving credit facility was terminated in conjunction with the entry into a new credit facility (the “Owl Rock credit facility”) with Owl Rock Capital Corporation as administrative agent and collateral agent. Brigham Resources used the proceeds from the Owl Rock credit facility to repay the outstanding $70 million of principal under the prior revolving credit facility and to fund mineral and royalty acquisitions. The Owl Rock credit facility was subject to customary fees, guarantees of subsidiaries, restrictions and covenants, including certain restricted payments, and was collateralized by certain oil and natural gas properties of Brigham Resources. The Owl Rock credit facility provided for a $125 million initial term loan, a $75 million delayed draw term loan (“DDTL”) and a $10 million revolving credit facility, bore interest at a rate per annum equal to, at Brigham Resources’ option, (a) the base rate plus 4.50%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 5.50%, matured on July 27, 2024 and required Brigham Resources to maintain compliance with certain financial and collateral coverage ratios.

On May 7, 2019, the Owl Rock credit facility was terminated and paid off using the proceeds generated from the Offering. As a result of the debt repayment, Brigham Minerals recognized a loss on extinguishment of debt of $6.9 million, which consisted of a $4.0 million write-off of capitalized debt issuance costs, a $2.1 million prepayment fee and accrued legal fees of $0.8 million.

New Revolving Credit Facility

On May 16, 2019 (the “closing date”) Brigham Resources entered into a credit agreement with Wells Fargo Bank, N.A., as administrative agent for the various lenders from time to time party thereto, providing for a new revolving credit facility (our “new revolving credit facility”). Our new revolving credit facility is guaranteed by Brigham Resources’ domestic subsidiaries and is collateralized by a lien on substantially all of Brigham Resources and its domestic subsidiaries’ assets, including substantially all of their respective royalty and mineral properties.

Availability under our new revolving credit facility is governed by a borrowing base, which is subject to redetermination on August 1, 2019, November 1, 2019, February 1, 2020, and semi-annually thereafter on May 1 and November 1 of each year, commencing with May 1, 2020. In addition, lenders holding two-thirds of the aggregate commitments may request one additional redetermination each year. Brigham Resources can also request one additional redetermination each year, and such other redeterminations as appropriate when significant acquisition opportunities arise. The borrowing base is subject to further adjustments for asset dispositions, material title deficiencies, certain terminations of hedge agreements and issuances of permitted additional indebtedness. Increases to the borrowing base require unanimous approval of the lenders, while decreases only require approval of lenders holding two-thirds of the aggregate commitments at such time. As of the closing date, the borrowing base was $120 million and there were no amounts drawn under our new revolving credit facility.

Our new revolving credit facility bears interest at a rate per annum equal to, at our option, the adjusted base rate or the adjusted LIBOR rate plus an applicable margin. The applicable margin is based on utilization of our

F-17

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

new revolving credit facility and ranges from (a) in the case of adjusted base rate loans, 0.750% to 1.750% and (b) in the case of adjusted LIBOR rate loans, 1.750% to 2.750%. Brigham Resources may elect an interest period of one, two, three, six, or if available to all lenders, twelve months. Interest is payable in arrears at the end of each interest period, but no less frequently than quarterly. A commitment fee is payable quarterly in arrears on the daily undrawn available commitments under our new revolving credit facility in an amount ranging from 0.375% to 0.500% based on utilization of our new revolving credit facility. Our new revolving credit facility is subject to other customary fee, interest and expense reimbursement provisions.

Our new revolving credit facility matures on May 16, 2024. Loans drawn under our new revolving credit facility may be prepaid at any time without premium or penalty (other than customary LIBOR breakage) and must be prepaid in the event that exposure exceeds the lesser of the borrowing base and the elected availability at such time. The principal amount of loans that are prepaid are required to be accompanied by accrued and unpaid interest and fees on such amounts. Loans that are prepaid may be reborrowed. In addition, Brigham Resources may permanently reduce or terminate in full the commitments under our new revolving credit facility prior to maturity. Any excess exposure resulting from such permanent reduction or termination must be prepaid. Upon the occurrence of an event of default under our new revolving credit facility, the administrative agent acting at the direction of the lenders holding a majority of the aggregate commitments at such time may accelerate outstanding loans and terminate all commitments under our new revolving credit facility, provided that such acceleration and termination occurs automatically upon the occurrence of a bankruptcy or insolvency event of default.

Our new revolving credit facility contains customary affirmative and negative covenants, including, without limitation, reporting obligations, restrictions on asset sales, restrictions on additional debt and lien incurrence and restrictions on making distributions (subject only to no default or borrowing base deficiency) and investments. In addition, our new revolving credit facility requires us to maintain (a) a current ratio of not less than 1.00 to 1.00 and (b) a ratio of total net funded debt to consolidated EBITDA of not more than 4.00 to 1.00.

As of June 30, 2019, we were in compliance with all covenants in accordance with our new revolving credit facility.

As of June 30, 2019, we had no borrowings under our new revolving credit facility.

8. Shareholders’ and Members’ Equity

Class A Common Stock

Brigham Minerals has 22.0 million shares of its Class A common stock outstanding as of June 30, 2019. Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to ratably receive dividends when and if declared by the Company’s board of directors. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities.

Class B Common Stock

Brigham Minerals has 28.8 million shares of its Class B common stock outstanding as of June 30, 2019. Holders of the Class B common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to Brigham Minerals’ stockholders for their vote or approval. Holders of Class B common stock generally do not have any right to receive dividends or distributions upon a liquidation or winding up of Brigham Minerals.

F-18

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Earnings per Share

Basic earnings per share (“EPS”) measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. Brigham Minerals uses the “if-converted” method to determine the potential dilutive effect of exchanges of outstanding shares of Class B common stock (and corresponding Brigham LLC Units), and the treasury stock method to determine the potential dilutive effect of vesting of its outstanding RSAs, RSUs, PSUs and unvested Incentive Units. Brigham Minerals does not use the two-class method because the Class B common stock and the unvested share-based awards are nonparticipating securities. For the three and six months ended June 30, 2019, the Incentive Units and RSUs were not recognized in dilutive EPS calculations as the effect would have been antidilutive. There were no shares of Class A or Class B common stock outstanding for the three and six months ended June 30, 2018, therefore no earnings per share information has been presented for those periods.

For the three and six months ended June 30, 2019, Brigham Minerals’ EPS calculation includes only its share of net loss for the period subsequent to the IPO, and omits income or loss prior to the IPO. In addition, the basic weighted average shares outstanding calculation is based on the actual days in which the shares were outstanding from the IPO date through June 30, 2019.

The following table reflects the allocation of net loss to common stockholders and EPS computations for the period indicated based on a weighted average number of common stock outstanding for the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands, except per share data)
Basic EPS
Numerator:
Basic net loss attributable to Brigham Minerals, Inc. shareholders	$(1,856)	$—	$(1,322)	$—
Less: net income attributable to Brigham Minerals, Inc. shareholders pre-IPO	(314)	—	(848)	—

Basic net loss attributable to Brigham Minerals, Inc. shareholders post-IPO	$(2,170)	$—	$(2,170)	$—
Denominator:
Basic weighted average shares outstanding	17,819	—	8,959	—

Basic EPS attributable to Brigham Minerals, Inc. shareholders	$(0.12)	$—	$(0.24)	$—
Diluted EPS
Numerator:
Basic net loss attributable to Brigham Minerals, Inc. shareholders post-IPO	(2,170)	—	(2,170)	—
Effect of Class B Shares	(2,941)	—	(2,941)	—

Diluted net loss attributable to Brigham Minerals, Inc. shareholders	$(5,111)	$—	$(5,111)	$—
Denominator:
Basic weighted average shares outstanding	17,819	—	8,959	—
Effect of dilutive securities:
Class B Shares	23,718	—	11,924	—
Time-based restricted stock awards	(77)	—	(77)	—

Diluted weighted average shares outstanding	41,460	—	20,806	—
Diluted EPS attributable to Brigham Minerals, Inc. shareholders	$(0.12)	$—	$(0.25)	$—

F-19

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

As of June 30, 2019, there were 753,546 shares related to PSUs (based on target), that could vest in the future based on predetermined performance goals. These units were not included in the computation of EPS for the three and six months ended June 30, 2019, because the performance goals had not been met, assuming the end of the reporting period was the end of the contingency period.

9. Temporary Equity

Temporary equity represents the Existing Owners’ 56.7% ownership of Brigham LLC. In addition, the Existing Owners own all of our Class B common stock. Each share of Class B common stock does not have any economic rights but entitles its holder to one vote on all matters to be voted on by our stockholders, generally. As discussed in “Note 1- Business and Basis of Presentation,” following the Offering:

•

Each holder of Brigham LLC Units following the restructuring, other than Brigham Minerals and its subsidiaries, received a number of shares of Class B common stock equal to the number of Brigham LLC Units held by such Brigham Unit Holder following the Offering;

•

Brigham Minerals contributed, directly or indirectly, the net proceeds of the Offering to Brigham LLC in exchange for an additional number of Brigham LLC Units such that Brigham Minerals holds, directly or indirectly, a total number of Brigham LLC Units equal to the number of shares of Class A common stock outstanding following the Offering; and

•

Under the Amended and Restated Limited Liability Company Agreement of Brigham LLC (the “Brigham LLC Agreement”), each Brigham Unit Holder, subject to certain limitations, has a right (the “Redemption Right”) to cause Brigham LLC to acquire all or a portion of its Brigham LLC Units for, at Brigham LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Brigham LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Brigham LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Brigham Minerals (instead of Brigham LLC) will have a call right to, for administrative convenience, acquire each tendered Brigham LLC Unit directly from the redeeming Brigham Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash (the “Call Right”). The decision to make a cash payment upon a Brigham Unit Holder’s exercise of its Redemption Right is required to be made by the Company’s directors who are independent under Section 10A-3 of the Securities Act and do not hold any Brigham LLC Units subject to such redemption. In connection with any redemption of Brigham LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Class B common stock is classified as temporary equity in the condensed consolidated and combined balance sheet as, pursuant to the Brigham LLC Agreement, the Redemption Rights of each Brigham Unit Holder for either shares of Class A common stock or an equivalent amount of cash is not solely within Brigham Minerals’ control. This is due to the holders of the Class B common stock collectively owning a majority of the voting stock of the Company, which allows the holders of Class B common stock to elect the members of the board of directors of the Company, including those directors that determine whether to make a cash payment upon a Brigham Unit Holder’s exercise of its Redemption Right. Temporary equity is recorded at the greater of

F-20

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

the book value or redemption amount. From the date of the Offering through June 30, 2019, the Company recorded adjustments to the value of temporary equity as presented in the table below:

Temporary Equity Adjustments
(In thousands)
Balance—April 17, 2019(1)	$518,000
Net loss attribution post-IPO	(2,941)
Distribution of pre-IPO restricted cash to Existing Owners	(441)
Adjustment of temporary equity to redemption amount(2)	97,344

Balance—June 30, 2019	$611,962

(1)	Based on 28,777,802 shares of Class B common stock outstanding and Class A share price of $18.00 at IPO date.
(2)	Based on 28,777,802 shares of Class B common stock outstanding and Class A share VWAP of $21.27 at June 28, 2019.

10. Share-Based Compensation

LLC Incentive Units

As part of the Second Amended and Restated Limited Liability Company Agreement of Brigham Resources, LLC dated May 8, 2015, Brigham Resources authorized 120,000 restricted incentive units for issuance to management, independent directors, employees, and consultants (such incentive units, as converted as described below, the “Incentive Units”). Brigham Resources granted Incentive Units in April 2013 and September 2015 and 2018. In connection with certain reorganization transactions consummated in November 2018 and the corporate reorganization consummated in connection with Brigham Minerals’ IPO, these Incentive Units were converted into units in Brigham Equity Holdings, LLC (“Brigham Equity Holdings”) with equivalent rights, responsibilities, and preferences. The Incentive Units are subject to vesting as follows: 20% of the Incentive Units were vested on the date of grant and 20% of the Incentive Units vest on each anniversary of the date of grant if the holder remains continuously employed by Brigham Resources or its affiliates through the applicable vesting date. Upon vesting of the Incentive Units, holders of the Incentive Units will receive one share of Brigham Minerals’ Class B common stock and one Brigham LLC Unit for each vested Incentive Unit.

In connection with the completion of the IPO, Brigham LLC discontinued granting new Incentive Units; however Brigham LLC will continue to administer the existing awards that remain outstanding. As discussed in “Note 9—Temporary Equity,” participants may receive one share of Brigham Minerals’ Class A common stock in exchange for one share of Class B common stock and one Brigham LLC Unit, or cash at the option of Brigham Minerals. Brigham Minerals accounts for the Incentive Units as compensation cost measured at the fair value of the award on the date of grant. No compensation expense was recognized prior to the IPO because the IPO was not considered probable.

A summary of the Incentive Unit activity for the six months ended June 30, 2019 is as follows:

	Incentive Units
	Number of Incentive Units	Grant-date fair value
	(In thousands)
Outstanding—January 1, 2019	3,272	$1.49
Vested	(2,845)	0.71

Outstanding—June 30, 2019	427	$6.67

F-21

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

A summary of the Incentive Unit activity for the six months ended June 30, 2018 is as follows:

	Incentive Units
	Number of Incentive Units	Grant-date fair value
	(In thousands)
Outstanding—January 1, 2018	2,813	$0.46
Vested	—	—

Outstanding—June 30, 2018	2,813	$0.46

Brigham LLC used a third-party valuation specialist to assist management in its estimation of the grant-date fair value of the Incentive Units on the respective grant dates during 2013, 2015 and 2018. Brigham LLC used the Black-Scholes option pricing valuation model with the following weighted-average assumptions:

	Incentive Units
	2018 Awards	2015 Awards	2013 Awards
Expected volatility	28%	33%	40%
Expected dividend yield	—	—	—
Expected term (in years)	0.7	3.7	6.2
Risk-free interest rates	2.45%	1.07%	0.94%
Weighted-average grant date fair value per Incentive Unit	$7.75	$0.03	$1.51

Long Term Incentive Plan

In connection with the IPO, Brigham Minerals adopted the Brigham Minerals, Inc. 2019 Long Term Incentive Plan (“LTIP”) for employees, consultants and directors who perform services for Brigham Minerals. The LTIP provides for issuance of awards based on shares of Class A common stock. Brigham Minerals has issued RSAs, RSUs and PSUs under the LTIP. The shares to be delivered under the LTIP shall be made available from (i) authorized but unissued shares, (ii) shares held as treasury stock or (iii) previously issued shares reacquired by Brigham Minerals including shares purchased on the open market. A total of 6,599,560 shares of Class A common stock have been authorized for issuance under the LTIP. At June 30, 2019, 4,934,934 shares of Class A common stock were available for future grants. Brigham Minerals accounts for the awards granted under the LTIP as compensation cost measured at the fair value of the award on the date of grant.

RSAs are grants of shares of Class A common stock subject to a risk of forfeiture and restrictions on transferability. The share-based compensation expense of such RSAs was determined using the closing price of Class A common stock on April 23, 2019, the date of grant, of $21.25. On April 23, 2019, 312,189 RSAs were granted and 152,742 RSAs vested immediately. The remaining unvested RSAs generally vest in one-third increments on each of April 23, 2020, 2021 and 2022 and are subject to restrictions on transfer and are generally subject to a risk of forfeiture if the award recipient ceases providing services to Brigham Minerals prior to the lapse of such restrictions. From April 23, 2019 to June 30, 2019, no RSAs were forfeited or converted. Brigham Minerals accounts for forfeitures as they occur.

RSUs represent the right to receive shares of Class A common stock at the end of the vesting period in an amount equal to the number of RSUs that vest. The RSUs that have been granted generally vest in one-third increments on each of December 31, 2019, 2020 and 2021 and are subject to restrictions on transfer and are generally subject to a risk of forfeiture if the award recipient ceases providing services to Brigham Minerals prior to the date the award vests. The share-based compensation expense of such RSUs was determined using the closing price on April 23, 2019, the date of grant, of $21.25 applied to the total number of 598,891 RSUs granted. Brigham Minerals accounts for forfeitures as they occur. During the three and six months ended June 30, 2019, no RSUs were forfeited, converted or vested.

F-22

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

PSUs represent the right to receive shares of Class A common stock on December 31, 2021. 753,546 PSUs (based on target) were granted on April 23, 2019. The terms and conditions of the PSUs allow for vesting of the awards ranging between 0% (or forfeiture) and 200% of target. The vesting level is calculated based on the actual total stockholder return achieved during the performance period. The fair value of such PSUs was determined using a Monte Carlo simulation and will be recognized over the applicable performance period. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. Expected volatilities in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. Using the assumptions in the table below, Brigham Minerals estimated the fair value of PSUs at the date of grant to be $20.36 and that 450,836 PSUs will be earned.

Performance- Based Restricted Stock Units
Expected dividend yield	8.1%
Risk-free interest rate	2.3%
Volatility	30.0%

No PSUs were forfeited, converted or vested during the three and six months ended June 30, 2019.

Share-based compensation cost recorded for each type of share-based compensation award is presented in the table below.

Share-Based Compensation Expense
(In thousands)
Incentive Units(1)(3)	$2,167
RSAs(2)(3)	3,456
RSUs(3)	1,246
PSUs(4)	636
Capitalized share-based compensation(5)	(1,010)

Total share-based compensation expense	$6,495

(1)	Includes $2.0 million recorded at IPO. No compensation expense was recorded prior to the IPO because the IPO was not considered probable.
(2)	Includes $3.2 million recorded at grant date, associated with 152,742 RSAs, which vested immediately.
(3)

Share-based compensation expense relating to Incentive Units, restricted stock awards and time-based restricted stock units with ratable vesting is recognized on a straight-line basis over the requisite service period for the entire award.

(4)	Share-based compensation expense relating to performance-based restricted stock units with cliff-vesting is recognized on a straight-line basis over the requisite service period for the entire award.
(5)	During the three and six months ended June 30, 2019, Brigham Minerals capitalized $1.0 million of the share-based compensation to unevaluated property on its balance sheet.

F-23

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The following table reflects the future share-based compensation cost to be recorded for the share-based compensation awards that were outstanding at June 30, 2019:

	Incentive Units	Restricted Stock Awards	Time-Based Restricted Stock Units	Performance- Based Restricted Stock Units	Total
	(In thousands)
2019	$420	$569	$3,372	$1,720	$6,081
2020	828	1,129	4,217	3,412	$9,586
2021	828	1,129	3,891	3,411	$9,259
2022	618	351	—	—	$969

Total	$2,694	$3,178	$11,480	$8,543	$25,895

11. Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Brigham Resources, the Company’s predecessor, is a limited liability company that is not subject to U.S. federal income tax, but is subject to the Texas Margins Tax and state income taxes in Oklahoma, North Dakota, and Colorado. As part of the July 2018 restructuring, certain entities affiliated with Warburg Pincus contributed all of their respective interests in certain wholly owned “blocker” entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. On the date of the July 2018 restructuring, a corresponding “first day” tax charge of approximately $3.1 million was recorded to establish a net deferred tax liability for differences between the tax and book basis of the investment in Brigham Resources. The offset of the deferred tax liability was recorded to additional paid-in-capital.

Brigham Minerals is a corporation and is subject to U.S. federal income tax. In April 2019, Brigham Minerals completed the initial public offering of 16,675,000 shares of Class A common stock at a price to the public of $18.00 per share. The tax implications of the July 2018 restructuring, initial public offering and the tax impact of the Company’s status as a taxable corporation subject to U.S. federal income tax have been reflected in the accompanying condensed consolidated and combined financial statements. On IPO date, a corresponding tax benefit of approximately $13.7 million was recorded associated with the differences between the tax and book basis of the investment in Brigham Resources, LLC. The offset of the deferred tax asset was recorded to additional paid-in capital.

The effective combined U.S. federal and state income tax rate for the six months ended June 30, 2019 was 8.4%. During the three and six months ended June 30, 2019, the Company recognized an income tax expense of $0.1 million and $0.3 million, respectively. During the three and six months ended June 30, 2018, the income tax expense recognized was immaterial. Total income tax expense for the three and six months ended June 30, 2019 differed from amounts computed by applying the U.S. federal statutory tax rate of 21% due to the impact of the temporary equity, net income attributable to Predecessor, state taxes (net of the anticipated federal benefit), and percentage depletion in excess of basis.

F-24

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

12. Commitments and Contingencies

Commitments

Brigham Minerals leases office space under operating leases. Rent expense for the three months ended June 30, 2019 and 2018 was $0.2 million and $0.1 million, respectively. Rent expense for the six months ended June 30, 2019 and 2018 was $0.3 million and $0.1 million, respectively. Future minimum lease commitments under noncancelable operating leases at June 30, 2019 are presented below:

Commitment
(In thousands)
Year
2019	$299
2020	654
2021	672
2022	689
2023	474
2024	111

Total	$2,899

Contingencies

Brigham Minerals may, from time to time, be a party to certain lawsuits and claims arising in the ordinary course of business. The outcome of such lawsuits and claims cannot be estimated with certainty and management may not be able to estimate the range of possible losses. Brigham Minerals records reserves for contingencies when information available indicates that a loss is probable and the amount of the loss can be reasonably estimated. Brigham Minerals had no reserves for contingencies at June 30, 2019 and December 31, 2018.

13. Related-Party Transactions

Brigham Land Management (“BLM”) provides us with land brokerage services. The services are provided at market prices and are periodically verified by third-party quotes. BLM is owned by Vince Brigham, an advisor to us and brother of Ben M. Brigham, our founder and Executive Chairman of our Board of Directors. For the six months ended June 30, 2019 and 2018, the amounts paid to BLM for land brokerage services were immaterial. At June 30, 2019 and December 31, 2018, the liabilities recorded for services performed by BLM during the respective periods were immaterial.

Brigham Exploration Company, partially owned by Ben M. Brigham, on occasion leases some of our acreage at market rates. In connection with such leases, we received payments of $0.2 million and $0.4 million for the three and six months ended June 30, 2019, respectively. There were no payments received from Brigham Exploration Company in connection with such leases for the three and six months ended June 30, 2018.

14. Subsequent Events

On August 5, 2019, Brigham Minerals declared a dividend of $0.33 per Class A common stock payable on August 29, 2019, to unitholders of record at the close of business on August 22, 2019.

On July 15, 2019, the Company entered into a new office lease agreement for additional office spaces and termination of some of our existing office spaces. The new agreement replaces all our existing office lease agreements. See “Note 12—Commitments and Contingencies” related to our rent commitment as of June 30,

F-25

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

2019. Future minimum lease commitments under the noncancelable operating lease related to the new office lease agreement are presented below (in thousands):

Commitment
(In thousands)
Year
2019	$299
2020	970
2021	1,274
2022	1,312
2023	1,349
Thereafter	5,021

Total	$10,225

F-26

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Brigham Minerals, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Brigham Minerals, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 and 2 to the financial statement, the balance sheets and related statements of operations, changes in equity and cash flows have been retrospectively recasted as if contributions of equity interests had occurred as of the beginning of the period presented.

We have served as the Company’s auditor since 2013.

Dallas, Texas

March 18, 2019

F-27

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

BALANCE SHEETS

	December 31,
	2018	2017
	(in thousands)
Assets
Non-current assets:
Investment in unconsolidated affiliates	$62,388	$49,933

Total assets	$62,388	$49,933

Liabilities and Shareholders’ Equity
Current liabilities:
Current income tax payable	$128	$—

Total current liabilities	128	—

Deferred income taxes	3,476	—
Shareholders’ equity:
Shareholders’ contributed capital	34,491	27,436
Additional paid-in capital	(3,057)	—
Retained earnings	27,350	22,384
Accumulated other comprehensive income	—	113

Total shareholders’ equity	58,784	49,933

Total liabilities and shareholders’ equity	$62,388	$49,933

F-28

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

STATEMENT OF OPERATIONS

	Years Ended December 31,
	2018	2017
	(in thousands)
Income from equity method investment	$5,513	$19,104
Income tax expense	547	—

Net Income	$4,966	$19,104

Pro Forma Information (Unaudited)
Unaudited supplemental pro forma tax expense (see Note 1)	$1,265	$7,011
Unaudited supplemental pro forma net income	$4,248	$12,093

F-29

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

STATEMENT OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2018	2017
	(in thousands)
Net income	$4,966	$19,104
Other comprehensive income
Unrealized gains/(losses) on available for sale equity securities, net	23	(585)
Reclassification of (gains)/losses on sale and distribution of available for sale equity securities	(136)	698

Other comprehensive income	(113)	113

Comprehensive income	$4,853	$19,217

F-30

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ Contributed Capital	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	(in thousands)
Balance-December 31, 2016	$46,376	$—	$3,280	$—	$49,656
Contributions	6,213				6,213
Distributions	(25,153)				(25,153)
Other comprehensive income				113	113
Net income			19,104		19,104

Balance-December 31, 2017	$27,436	$—	$22,384	$113	$49,933
Contributions	7,603	(3,057)			4,546
Distributions	(548)				(548)
Other comprehensive income				(113)	(113)
Net income			4,966		4,966

Balance-December 31, 2018	$34,491	$(3,057)	$27,350	$—	$58,784

F-31

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2018	2017
	(In thousands)
Cash flows from operating activities
Net income	$4,966	$19,104
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) from equity method investment	(5,513)	(19,104)
Deferred income taxes	419	—
Return on investment in equity method investee	—	—
Changes in operating assets and liabilities:
Increase in current income taxes payable	128	—

Net cash provided by operating activities	$—	$—

Cash flows from investing activities
Returns of investment in equity method investee	—	—
Contributions to equity method investee	—	—

Net cash provided by investing activities	$—	$—

Cash flows from financing activities
Proceeds from shareholders’ investment	—	—
Distributions	—	—

Net cash provided by financing activities	$—	$—

Increase in cash and cash equivalents	—	—

Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

Supplemental disclosure of non-cash activity:
Deemed contributions(1)	$7,603	$6,213
Deemed distributions(1)	$(548)	$(25,153)
Additional paid-in capital	$(3,057)	—
Other comprehensive income	$(113)	$113

(1)

Represents Brigham Minerals’ portion of the members’ contributions to Brigham Resources and Brigham Resources’ distributions to its members. As such, they are non-cash, deemed contributions and distributions.

F-32

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM MINERALS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Brigham Minerals, Inc. (“Brigham Minerals”) is a Delaware corporation formed in June 2018 to become a holding company. Brigham Minerals acquired an indirect interest in Brigham Resources, LLC (“Brigham Resources”) on July 16, 2018 in a series of restructuring transactions pursuant to which certain entities affiliated with Warburg Pincus LLC (“Warburg Pincus”) contributed all of their respective interests in the entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. As a result of such restructuring transactions, Brigham Minerals became wholly owned by an entity affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a 16.5% membership interest in Brigham Resources. The remaining outstanding membership interests of Brigham Resources remained with its other existing owners.

Brigham Resources wholly owns Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, the “Minerals Subsidiaries”), which are Brigham Resources’ sole material assets, and also owns Brigham Resources Operating, LLC (“Brigham Operating”), an upstream oil and gas exploration and production business in the Southern Delaware Basin of West Texas. In February 2017, Brigham Operating completed the sale of substantially all of its oil and natural gas properties to an unrelated third-party purchaser, following which Brigham Operating’s only material assets have consisted of an ownership interest in Oryx Southern Delaware Holdings, LLC (“Oryx”), an entity that operates a crude oil gathering system located in the southern Delaware Basin. Brigham Resources plans to distribute to its members or their affiliates 100% of the equity interests in Brigham Operating. Subsequent to such distribution, Brigham Resources will no longer have any direct or indirect ownership interest in Brigham Operating. Accordingly, the financial statements of Brigham Minerals reflect its 16.5% membership interest in Brigham Resources, excluding the assets, liabilities and results of operations of Brigham Operating, which we refer to herein as our “predecessor.”

Brigham Minerals uses the equity method of accounting for its investment in Brigham Resources because its 16.5% ownership in Brigham Resources provides Brigham Minerals with significant influence, but not with a controlling financial interest or the ability to direct the most significant activities of, Brigham Minerals. The accompanying financial statements of Brigham Minerals have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. Brigham Resources operates in one segment: oil and natural gas exploration and production.

Transfers of a business between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information. The July 16, 2018 restructuring has been accounted for as transactions between entities under common control; thus the accompanying financial statements and related notes of Brigham Minerals have been retrospectively recast to include the historical results and operations of Brigham Resources at historical carrying values as if Brigham Minerals had held its ownership interest in Brigham Resources for all periods presented.

On November 20, 2018, Brigham Resources underwent a second series of restructuring transactions (the “November 2018 restructuring”). In the November 2018 restructuring, Brigham Resources became a wholly owned subsidiary of Brigham Minerals Holdings, LLC (“Brigham LLC”), which is a wholly owned subsidiary of Brigham Equity Holdings, LLC (“Brigham Equity Holdings”), and Brigham Equity Holdings became wholly owned by the owners of Brigham Resources immediately prior to such restructuring, directly or indirectly through Brigham Minerals. As a result of the foregoing transactions, there was no change in the control or economic interests of the existing owners in Brigham Resources, although their ownership became indirect through Brigham Equity Holdings and its wholly owned subsidiary, Brigham LLC.

F-33

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The statement of operations includes unaudited supplemental pro forma information. The unaudited supplemental pro forma information gives effect to an adjustment to include a provision for income taxes as if Brigham Minerals was a taxable corporation as of January 1, 2017, computing pro forma entity level income tax expense using the estimated effective rate in effect, inclusive of all applicable U.S. federal, state and local income taxes.

2. Summary of Significant Accounting Policies

Emerging Growth Company Status

As a company with less than $1.07 billion in revenues during its last fiscal year, Brigham Minerals qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements.

Brigham Minerals will remain an “emerging growth company” until as late as the last day of Brigham Minerals’ 2023 fiscal year, or until the earliest of (i) the last day of the fiscal year in which Brigham Minerals has $1.07 billion or more in annual revenues; (ii) the date on which Brigham Minerals becomes a “large accelerated filer” (the fiscal year-end on which the total market value of Brigham Minerals’ common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which Brigham Minerals issues more than $1.0 billion of non-convertible debt over a three-year period.

As a result of Brigham Minerals’ election to avail itself of certain provisions of the JOBS Act, the information that Brigham Minerals provides may be different than the information provided by other public companies.

Investment in equity method investee

Brigham Minerals accounts for its 16.5% investment in Brigham Resources using the equity method. Under the equity method, carrying value is adjusted for Brigham Minerals’ share of the investee’s earnings and losses, as well as capital contributions and distributions from the investee. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying statements of cash flows.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although management believes these estimates are reasonable, actual results could differ from these estimates. Changes in estimates are recorded prospectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

F-34

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Brigham Resources, the Company’s predecessor, is a limited liability company that is not subject to U.S. federal income tax. As part of the corporate reorganization, certain entities affiliated with Warburg Pincus contributed all of their respective interests in certain wholly owned “blocker” entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. On the date of the corporate reorganization, a corresponding “first day” tax charge of approximately $3.1 million was recorded to establish a net deferred tax liability for differences between the tax and book basis of the investment in Brigham Resources. The offset of the deferred tax liability was recorded to additional paid-in capital.

Brigham Minerals is a corporation and it is subject to U.S. federal income tax. The tax implications of the corporate reorganization and the tax impact of Brigham Minerals’ status as a taxable corporation subject to U.S. federal income tax have been reflected in the accompanying financial statements. The effective combined U.S. federal and state income tax rate for the period ended December 31, 2018 was 22.9% percent. Total income tax expense differed from the U.S. federal statutory tax rates due to state taxes.

The components of the income tax provision were as follows for the periods indicated (in thousands):

	2018	2017
Federal
Current	$114	$—
Deferred	374	—

Total federal expense	488	—
State (net federal benefit)
Current	14	—
Deferred	45	—

Total state expense	59	—

Total income tax provision	$547	$—

The federal and state income tax expenses in the table above pertain to the period from July 16, 2018 to December 31, 2018. No income tax expense was recognized for the periods prior to the July 16, 2018 restructuring.

The following table reconciles the income tax provision with income tax expense at the federal statutory rate for the periods indicated (in thousands):

	2018	2017
Income (loss) before income taxes	$5,513	$—
Less: Income from equity method investment prior to the July 16, 2018 restructuring	3,127

Income from equity method investment after the July 16, 2018 restructuring	2,386
Income tax at the federal statutory rate	501	—
State income taxes, net of federal benefit	60	—
Percentage depletion in excess of basis	(14)

Total income tax provision	$547	$—

F-35

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows (in thousands):

	2018	2017
Noncurrent:
Deferred tax assets:	$—	$—

Total noncurrent deferred tax assets	—	—
Deferred tax liabilities:
Investment in subsidiary	3,476	—

Total noncurrent deferred tax liabilities	$3,476	$—
Net noncurrent deferred tax asset/(liability)	$(3,476)	—

Impairment of equity method investee

Brigham Minerals reviews its investment in Brigham Resources for other-than-temporary impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Brigham Minerals would recognize any loss other than a temporary decline in value. For the years ended December 31, 2018 and 2017, no impairment loss was recorded.

3. Equity method investment

Brigham Minerals obtained its 16.5% interest in Brigham Resources as part of the July 16, 2018 restructuring. Due to our significant influence over the operations of Brigham Resources, we account for this interest utilizing the equity method. Any income or losses are recorded in the statement of operations and contributions increase the value of the investment and distributions decrease the value of the investment. There is no difference in the basis of the investment and the underlying equity of Brigham Resources. The audited financial statements of Brigham Resources are included elsewhere in this prospectus. Below is a rollforward of the investment balance for the year ended December 31, 2018. All deemed contributions and distributions are non-cash.

(In thousands)
December 31, 2016	$49,656
Income from equity method investment	19,104
Deemed contributions from equity method investee	6,213
Deemed distributions	(25,153)
Other comprehensive income	113

December 31, 2017	49,933
Income from equity method investment	5,513
Deemed contributions from equity method investee	7,603
Deemed distributions	(548)
Other comprehensive income	(113)

December 31, 2018	$62,388

As discussed elsewhere in this prospectus, Brigham Minerals will complete the remaining steps of the corporate reorganization prior to an initial offering. After the corporate reorganization, Brigham Minerals anticipates that it will no longer utilize the equity method for its investment in Brigham Resources. As such, Brigham Minerals will consolidate the results of its controlling interest in its investment with a non-controlling interest for the portion of Brigham Resources not owned by Brigham Minerals.

F-36

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

4. Related Party Transactions

The July 16, 2018 restructuring was treated as a transaction between entities under common control. There were no revenues, costs or expenses between Brigham Minerals and any related entity during the year ended December 31, 2018, other than Brigham Minerals’ investment in Brigham Resources.

5. Commitments and Contingencies

Brigham Minerals may, from time to time, be a party to certain lawsuits and claims arising in the ordinary course of business. The outcome of such lawsuits and claims cannot be estimated with certainty and management may not be able to estimate the range of possible losses. Brigham Minerals records reserves for contingencies when information available indicates that a loss is probable and the amount of the loss can be reasonably estimated. Brigham Resources had no reserves for contingencies at December 31, 2018 and 2017.

6. Equity

Brigham Minerals was formed on June 18, 2018 (inception), to become a holding company for Brigham Resources. On July 16, 2018, certain entities affiliated with Warburg Pincus contributed all of their respective interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. Brigham Minerals intends to offer shares of Class A common stock to the public in the Offering contemplated by this prospectus. See discussion of the July 16, 2018 restructuring in Note 1.

As discussed in Note 1, the July 16, 2018 restructuring was treated as transactions under common control and the financial statements of Brigham Minerals were recast to include Brigham Minerals’ 16.5% interest in Brigham Resources for all periods presented. As such, the equity interest of Brigham Resources is included in the statement of changes in equity for periods prior to the formation of Brigham Minerals.

Brigham Resources Members’ Equity

Capital contributions are based on capital calls, to be determined by the Board of Directors. Contribution requests to each member will be based on their commitment interest during that period of time, as defined in the Second Amended and Restated Limited Liability Company Agreement of Brigham Resources (the “Brigham Resources LLC Agreement”). Cash earnings on profits and any items in nature of income or gain will be applied to the members’ capital account in accordance with their earnings interest, as defined by the Brigham Resources LLC Agreement.

During the year ended December 31, 2018, Brigham Minerals’ portion of the members’ contributions to Brigham Resources was $7.6 million and is deemed a contribution by Brigham Minerals. The cash contributed to Brigham Resources, less cash retained for working capital purposes, was used to complete various acquisitions. Each contribution is treated as an increase in equity with a corresponding increase in the balance of the equity method investment.

7. Subsequent Events

Brigham Minerals has evaluated subsequent events through the date the financial statements were available to be issued. See Note 1.

F-37

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Report of Independent Registered Public Accounting Firm

To the Board of Managers of

Brigham Resources, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Brigham Resources, LLC (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as whole. The supplementary oil and gas information included in note 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we do not express and opinion or provide any assurance on it.

We have served as the Company’s auditor since 2013.

Dallas, Texas

March 18, 2019

F-38

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$31,985	$6,886
Restricted cash	474	—
Accounts receivable	20,695	13,055
Prepaid expenses and other	7,103	987
Investment in equity securities	—	4,105
Short-term derivative assets	1,057	—

Total current assets	61,314	25,033

Oil and gas properties, at cost, using the full cost method of accounting:
Unevaluated property	228,151	168,691
Evaluated property	289,851	152,354
Less accumulated depreciation, depletion and amortization	(27,628)	(14,210)

Oil and gas properties-net	490,374	306,835

Other property and equipment	5,408	4,685
Less accumulated depreciation	(3,115)	(2,493)

Other property and equipment-net	2,293	2,192

Other assets, net	45	417

Total assets	$554,026	$334,477

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,534	$4,791
Current portion of debt	2,188	—
Current derivative liabilities	—	121

Total current liabilities	7,722	4,912

Long-term debt	168,517	27,000
Other non-current liabilities	235	391
Members’ equity:
Members’ contributed capital	208,728	166,030
Accumulated other comprehensive income	—	682
Accumulated earnings	168,824	135,462

Total members’ equity	377,552	302,174

Total liabilities and members’ equity	$554,026	$334,477

F-39

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2018	2017
	(In thousands)
Revenues:
Mineral and royalty revenue	$59,758	$30,066
Lease bonus and other revenue	7,506	10,842

Total revenues	67,264	40,908
Other operating income:
Gain on sale of oil and gas properties, net	—	94,551

Operating Expenses:
Gathering, transportation and marketing	3,944	1,754
Severance and ad valorem taxes	3,536	1,601
Depreciation, depletion and amortization	13,915	6,955
General and administrative	6,638	3,935

Total operating expenses	28,033	14,245

Net income from operations	39,231	121,214

Gain (loss) on derivative instruments, net	424	(121)
Interest expense, net	(7,446)	(556)
Gain (loss) on sale and distribution of equity securities	823	(4,222)
Other income, net	110	305

Income before income taxes	33,142	116,620
Income tax expense	(220)	1,008

Net income	$33,362	$115,612

F-40

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2018	2017
	(In thousands)
Net income	$33,362	$115,612
Other comprehensive income
Unrealized gains (losses) on available for sale equity securities, net	141	(3,540)
Reclassificiation of (gains)/losses on sale and distribution of available for sale equity securities	(823)	4,222

Other comprehensive income	(682)	682

Comprehensive income	$32,680	$116,294

F-41

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

	Members’ Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members’ Equity
	(in thousands)
Balance-December 31, 2016	$280,648	$19,850	$—	$300,498
Contributions	37,600			37,600
Distributions	(152,218)			(152,218)
Other comprehensive income			682	682
Net income		115,612		115,612

Balance-December 31, 2017	$166,030	$135,462	$682	$302,174
Contributions	46,011			46,011
Distributions	(3,313)			(3,313)
Other comprehensive income			(682)	(682)
Net income		33,362		33,362

Balance-December 31, 2018	$208,728	$168,824	$—	$377,552

F-42

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2018	2017
	(In thousands)
Cash flows from operating activities
Net income	$33,362	$115,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	13,915	6,955
Amortization of debt issue costs	690	121
Deferred income taxes	(183)	295
(Gain)/loss on derivative instruments, net	(424)	121
Net cash paid for derivative settlements	(754)	—
(Gain)/loss on sale of equity securities	(823)	4,222
Bad debt expense	382	—
(Gain) on sale of oil and gas properties	—	(94,551)
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(8,022)	(6,787)
(Increase)/decrease in other current assets	(6,116)	(44)
(Decrease)/increase in accounts payable and accrued liabilities	(611)	3,956
Increase in other long-term liabilities	28	—
Other operating	—	(499)

Net cash provided by operating activities	$31,444	$29,401

Cash flows from investing activities
Acquisitions of oil and gas properties	(195,603)	(101,437)
Additions to other fixed assets	(723)	(1,311)
Proceeds from sale of oil and gas properties, net	125	111,024
Proceeds from sale of equity securities	933	17,896
Changes in restricted cash	(474)	—

Net cash (used in) provided by investing activities	$(195,742)	$26,172

Cash flows from financing activities
Repayments of short-term debt	(7,000)	—
Borrowings of short-term debt	7,000	—
Repayments of long-term debt	(70,000)	(15,000)
Borrowings of long-term debt	218,000	27,000
Capital contributions	46,011	37,000
Capital distributions	—	(131,544)
Loan closing costs	(4,614)	(103)

Net cash provided by (used in) financing activities	$189,397	$(82,647)

Increase (decrease) in cash and cash equivalents	25,099	(27,074)

Cash and cash equivalents, beginning of year	6,886	33,960
Cash and cash equivalents, end of year	$31,985	$6,886

Supplemental disclosure of noncash activity:
Equity securities received	$—	$45,633
Equity securities distributed	$3,313	$(20,092)
Accrued capital expenditures	$1,426	$73
Vesting of A-M units	$—	$600
Cash paid for interest	$6,123	$458

F-43

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

BRIGHAM RESOURCES, LLC

(Our Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Organization and Business

Brigham Resources, LLC (“Brigham Resources”), a Delaware limited liability company, was formed on March 28, 2013 as a holding company with no independent operations apart from its ownership of the subsidiaries described herein. Brigham Minerals, LLC and Rearden Minerals, LLC (collectively, “Minerals Subsidiaries”), Delaware limited liability companies, were formed on October 17 and December 21, 2012, respectively, to pursue the acquisition of oil and natural gas mineral and royalty interests in liquids-rich resource plays in the continental United States (the “Minerals Business”). The Mineral Subsidiaries own nonproducing and producing mineral and royalty interests in 38 counties in Colorado, New Mexico, North Dakota, Oklahoma, Texas and Wyoming. Concurrent with the formation of Brigham Resources, on April 5, 2013, Brigham Resources purchased 100% of the common units of the Mineral Subsidiaries. Brigham Resources Management, LLC (“Brigham Management, LLC”), a Delaware limited liability company formed on March 28, 2013, provides administrative services to Brigham Resources and the Minerals Subsidiaries. References to “we,” “us” and “our” mean Brigham Resources.

Brigham Minerals, Inc. (“Brigham Minerals”) is a Delaware corporation formed in June 2018 to become a holding company. Brigham Minerals acquired an indirect interest in Brigham Resources on July 16, 2018 in a series of restructuring transactions pursuant to which certain entities affiliated with Warburg Pincus LLC (“Warburg Pincus”) contributed all of their respective interests in the entities through which they held interests in Brigham Resources to Brigham Minerals in exchange for all of the outstanding shares of common stock of Brigham Minerals. As a result of such restructuring transactions, Brigham Minerals became wholly owned by certain entities affiliated with Warburg Pincus, and Brigham Minerals indirectly owned a 16.5% membership interest in Brigham Resources. The remaining outstanding membership interests of Brigham Resources remained with its other existing owners.

Basis of Presentation

The accompanying consolidated financial statements of Brigham Resources are comprised of the financial statements of the Minerals Subsidiaries and Brigham Resources Management, LLC and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. All intercompany account balances and transactions have been eliminated. Brigham Resources operates in one segment: oil and natural gas exploration and production.

Brigham Resources has historically owned and operated two distinct lines of business through its subsidiaries:

•	the Minerals Business through the Minerals Subsidiaries;

•

and an upstream oil and gas exploration and production business (the “Upstream Business”) in the Southern Delaware Basin of West Texas (including interests in certain related gathering systems) through Brigham Resources Operating, LLC (“Brigham Operating”).

In February 2017, Brigham Operating completed the sale of substantially all of its oil and natural gas properties to an unrelated third-party purchaser, following which Brigham Operating’s only material assets have consisted of an ownership interest in Oryx Southern Delaware Holdings, LLC (“Oryx”), an entity that operates a crude oil gathering system located in the southern Delaware Basin. Brigham Resources plans to distribute to its

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members or their affiliates 100% of the equity interests in Brigham Operating. Subsequent to such distribution Brigham Resources will no longer have any direct or indirect ownership interest in Brigham Operating. Accordingly, the accompanying consolidated financial statements of Brigham Resources exclude the assets, liabilities and results of operations of Brigham Operating.

Subsequent to the issuance of our December 31, 2017 consolidated financial statements, we corrected the amount of equity securities distributed, included in the supplemental disclosure of non-cash activity, from $37,988 to $20,092 (in thousands) for the year ended December 31, 2017. Additionally, we corrected the presentation of gains and losses on sales of assets, and we included these gains and losses in other operating income for all periods presented. This resulted in a $94.6 million increase to previously reported operating expenses and a corresponding increase to previously reported operating income for the year ended December 31, 2017. These corrections did not impact the previously reported consolidated balance sheet as of December 31, 2017 or statements of comprehensive income, members’ equity or cash flows and have been accounted for as immaterial corrections of errors.

2. Significant Accounting Policies

Emerging Growth Company Status

As a company with less than $1.07 billion in revenues during its last fiscal year, Brigham Minerals qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements.

Brigham Minerals will remain an “emerging growth company” until as late as the last day of Brigham Minerals’ 2023 fiscal year, or until the earliest of (i) the last day of the fiscal year in which Brigham Minerals has $1.07 billion or more in annual revenues; (ii) the date on which Brigham Minerals becomes a “large accelerated filer” (the fiscal year-end on which the total market value of Brigham Minerals’ common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which Brigham Minerals issues more than $1.0 billion of non-convertible debt over a three-year period.

As a result of Brigham Minerals’ election to avail itself of certain provisions of the JOBS Act, the information that Brigham Minerals provides may be different than the information provided by other public companies.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although management believes these estimates are reasonable, actual results could differ from these estimates. Changes in estimates are recorded prospectively.

The accompanying consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and NGLs reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”) and impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered. Brigham Resources’ reserve estimates are determined by Cawley, Gillespie & Associates, Inc. (“CG&A”), an independent petroleum engineering firm. Other items subject to significant estimates and assumptions include the carrying amount of oil and natural gas properties, valuation of derivative instruments and revenue accruals.

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Cash and Cash Equivalents

Brigham Resources considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our consolidated balance sheets. At December 31, 2018, Brigham Resources had $0.4 million restricted for distribution to existing owners.

Receivables

Receivables consist of royalty income due from operators for oil and gas sales to purchasers. Those purchasers remit payment for production to the operator of our properties and the operator, in turn, remits payment to us. Receivables from third parties for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Receivables from new wells turned in line for which we did not receive payment at the time revenues are recognized are estimated and recognized only when public production information is available. Volume estimates are based upon historical actual data if available or, otherwise, on engineering estimates. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

Brigham Resources routinely reviews outstanding balances, assesses the financial strength of its customers and records a reserve for amounts not expected to be fully recovered. We recorded an allowance for doubtful accounts of $0.4 million for the year ended December 31, 2018, which was included in general and administrative expenses. We did not record any allowance for doubtful accounts for the year ended December 31, 2017.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject Brigham Resources to concentrations of credit risk consist of cash, accounts receivable, commodity derivative financial instruments and its prior revolving credit facility. Cash and cash equivalents are held in a few financial institutions in amounts that may, at times, exceed federally insured limits. However, no losses have been incurred and management believes that counterparty risks are minimal based on the reputation and history of the institutions selected. Accounts receivable are concentrated among operators and purchasers engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal. Concentrations of oil and gas sales to significant customers (operators) are presented in the table below.

	For the year ended December 31,
	2018	2017
Anadarko Petroleum Corp.	15%	—
Continental Resources, Inc.	10%	10%
Noble Energy, Inc.	9%	13%

Management does not believe that the loss of any customer would have a long-term material adverse effect on our financial position or the results of operations.

Investments in Equity Securities

Brigham Resources classifies its equity securities as available-for-sale, and as such, they are carried at fair value. Changes in fair value of available-for-sale securities are reported as a component of other comprehensive

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income. Losses may be recognized within the consolidated statement of operations when a decline in value is determined to be other-than-temporary. Brigham Resources uses the average cost method to determine the realized gain or loss for each sale or distribution of available-for-sale securities.

Financial Instruments

Brigham Resources’ financial instruments consist of cash and cash equivalents, receivables, payables, derivative assets and liabilities, investments in equity securities and long-term debt. The carrying amounts of cash and cash equivalents, receivables and payables approximate fair value due to the highly liquid or short-term nature of these instruments. The equity securities are publicly traded and are valued using quoted market prices.

The fair values of Brigham Resources’ derivative assets and liabilities are based on a third-party industry-standard pricing model using contract terms and prices and assumptions and inputs that are substantially observable in active markets throughout the full term of the instruments, including forward oil and gas price curves, discount rates, volatility factors and credit risk adjustments.

The carrying amount of long-term debt associated with borrowings outstanding under Brigham Resources’ term loan facility and prior revolving credit facility approximates fair value as borrowings bear interest at variable market rates. See “Note 6-Derivative Instruments,” “Note 5-Fair Value Measurements” and “Note 7-Long-Term Debt.”

Derivative Instruments

In the normal course of business, Brigham Resources is exposed to certain risks, including changes in the prices of oil, natural gas and NGLs and interest rates. Brigham Resources has occasionally entered into derivative contracts to manage its exposure to these risks. Brigham Resources’ risk management activity is generally accomplished through over-the-counter derivative contracts with large financial institutions. Brigham Resources does not enter into derivative instruments for speculative purposes. Derivative instruments are recognized at fair value. If a right of offset exists under master netting arrangements and certain other criteria are met, derivative assets and liabilities with the same counterparty are netted on the consolidated balance sheets. Brigham Resources does not specifically designate derivative instruments as cash flow hedges, even though they reduce its exposure to changes in oil and natural gas prices; therefore, gains and losses arising from changes in the fair value of derivatives are recognized on a net basis in the accompanying consolidated statements of operations within gain (loss) on derivative instruments, net.

Oil and Gas Properties

Brigham Resources uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition costs incurred for the purpose of acquiring mineral and royalty interests and certain related employee costs are capitalized into a full cost pool. Costs associated with general corporate activities are expensed in the period incurred.

Capitalized costs are amortized using the units-of-production method. Under this method, the provision for depletion is calculated by multiplying total production for the period by a depletion rate. The depletion rate is determined by dividing the total unamortized cost base by net equivalent proved reserves at the beginning of the period.

Costs associated with unevaluated properties are excluded from the amortizable cost base until a determination has been made as to the existence of proved reserves. Unevaluated properties are reviewed periodically to determine whether the costs incurred should be reclassified to the full cost pool and subjected to amortization. The costs associated with unevaluated properties primarily consist of acquisition costs and capitalized general and administrative costs. Unevaluated properties are assessed for impairment on an individual

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basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: expectation of future drilling activity; past drilling results and activity; geological and geophysical evaluations; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative acquisition costs incurred to date for such property are transferred to the full cost pool and are then subject to amortization. There was no impairment recorded for unevaluated properties in 2018 and 2017.

Sales and abandonments of oil and natural gas properties being amortized are accounted for as adjustments to the full cost pool, with no gain or loss recognized unless the adjustments would significantly alter the relationship between capitalized costs and proved reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center.

Natural gas volumes are converted to barrels of oil equivalent (Boe) at the rate of six thousand cubic feet (Mcf) of natural gas to one barrel (Bbl) of oil. This convention is not an equivalent price basis and there may be a large difference in value between an equivalent volume of oil versus an equivalent volume of natural gas.

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated depletion, may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties (the ceiling limitation). A ceiling limitation is calculated at each reporting period. If total capitalized costs, net of accumulated DD&A are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of the full cost pool is a noncash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower depletion expense in future periods. Once incurred, a write-down cannot be reversed at a later date. The ceiling limitation calculation is prepared using the 12-month first day of the month oil and natural gas average prices, as adjusted for basis or location differentials, held constant over the life of the reserves (net wellhead prices). If applicable, these net wellhead prices would be further adjusted to include the effects of any fixed price arrangements for the sale of oil and natural gas.

As of December 31, 2018 and 2017, the full cost ceiling value of our reserves was calculated based on the average posted first-day-of-the month prices for the 12 months ended December 31, 2018 and 2017, in accordance with SEC guidance. For oil and NGL volumes, the average West Texas Intermediate posted price was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 22% to 41% and from 19% to 42% of the oil posted price during the twelve months ended December 31, 2018 and 2017, respectively. For gas volumes, the average Henry Hub spot price was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices, held constant over the remaining lives of the properties, are $61.31 and $47.80 per barrel of oil, $23.98 and $18.56 per barrel of NGL and $2.51 and $2.74 per Mcf of gas as of December 31, 2018 and 2017, respectively. Using these prices, the net book value of oil and natural gas was below the ceiling limitation and no write-off was necessary.

Income Taxes

Brigham Resources is treated as a partnership for federal income tax purposes. As a result, the net taxable income of Brigham Resources and any related tax credits are passed through to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no federal tax provision has been recorded in the consolidated financial statements of Brigham Resources. Brigham Resources is subject to Texas margin tax based on revenue generated from operations within the state. During the year ended December 31, 2018, Brigham Resources recorded non-current tax benefit of $0.2 million and an immaterial current benefit. During the year ended December 31, 2017, Brigham Resources recorded current tax expense of $0.7 million and deferred tax expense of $0.3 million. Brigham Resources had $0.2 million and $0.4 million recorded as deferred tax liability related to the Texas margin tax at December 31,

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2018 and 2017, respectively. The deferred tax liability is due primarily to differences between the tax basis of oil and natural gas properties and their reported amounts in Brigham Resources’ consolidated financial statements.

Revenue Recognition

Royalty interests represent the right to receive revenues (oil and natural gas sales), less production and operating taxes and post-production costs. Revenue is recorded when title passes to the purchaser. Royalty interests have no rights or obligations to explore, develop or operate the property and do not incur any of the costs of exploration, development and operation of the property.

Brigham Resources recognizes revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.

Pricing of oil, natural gas and NGL sales from Brigham Resources’ properties is primarily determined by supply and demand in the marketplace and can fluctuate considerably. Brigham Resources has no involvement or operational control over the volumes and method of sale of oil, natural gas and NGLs produced and sold from its properties.

To the extent actual volumes and prices of oil, natural gas and NGLs are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volume and prices for these properties are estimated and recorded within accounts receivable in the accompanying consolidated balance sheet. Receivables from new wells turned in line for which we did not receive payment at the time revenues are recognized are estimated and recognized only when public production information is available. Differences between estimates of revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.

Brigham Resources earns lease bonus revenues and lease extension revenues (collectively referred to as “lease bonus revenue”) from leasing mineral interests to exploration and production companies in exchange for a royalty interest. Lease bonus revenues are recognized when received, at which time Brigham Resources gives up the right to develop the land itself or to lease it to another party.

Debt Issuance Cost

As of December 31, 2018, capitalized debt issuance costs of $4.3 million, net of accumulated amortization of $0.3 million, was included in long-term debt on the consolidated balance sheets. As of December 31, 2017, capitalized debt issuance costs of $0.4 million, net of accumulated amortization of $0.3 million, was included in other assets on the consolidated balance sheets. Debt issuance costs were incurred in connection with establishing and amending credit facilities for Brigham Resources and are amortized over the term of the credit facilities using the effective interest rate method. Amortization expense for debt issue costs was $0.7 million and $0.2 million, for the years ended December 31, 2018 and 2017. On July 27, 2018, the prior revolving credit facility was terminated and replaced with a new term loan facility. See further discussion in “Note. 7-Long-Term Debt” in our consolidated financial statements.

Recently Issued Accounting Standards

Brigham Minerals’ status as an emerging growth company under Section 107 of the JOBS Act permits it to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Brigham Minerals is choosing to take advantage of this extended transition period and, as a result, it will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

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In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Clarifying the Definition of a Business. This guidance assists in determining whether a transaction should be accounted for as an acquisition or disposal of assets or as a business. This ASU provides a screen that when substantially all of the fair value of the gross assets acquired, or disposed of, are concentrated in a single identifiable asset, or a group of similar identifiable assets, the set will not be considered a business. If the screen is not met, a set must include an input and a substantive process that together significantly contribute to the ability to create an output to be considered a business. The new standard becomes effective for us on January 1, 2019 and is required to be adopted using a prospective approach. Although early application is permitted, we do not plan to adopt ASU-2017-01 early. We completed our evaluation of the standard and concluded that its adoption will not have a material impact to the consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The new standard becomes effective for us on January 1, 2019. Although early application is permitted, we do not plan to adopt the ASU early. We completed our evaluation of the standard and concluded that its adoption will not have a material impact to the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. The ASU will replace most existing lease guidance in GAAP when it becomes effective. The new standard becomes effective for us on January 1, 2020. Although early application is permitted, we do not plan to adopt the ASU early. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, which provides entities an optional transitional relief method whereby prior periods would not require restatement while a cumulative adjustment to retained earnings during the period of adoption would be recorded. We are currently evaluating the impact, if any, that the adoption of this update will have on our condensed consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Under the new standard, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The new standard becomes effective for us on January 1, 2019. Although early application is permitted, we do not plan to adopt the ASU early. The standard requires the use of cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year in which the guidance is adopted. We completed our evaluation of the standard and concluded that its adoption will not have a material impact to the consolidated financial statements and related disclosures.

In May, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and industry-specific guidance in Subtopic 932-605, Extractive Activities-Oil and Gas-Revenue Recognition, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for us beginning on January 1, 2019 considering the one-year deferral provided by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The standard permits the use of either the full retrospective or modified retrospective transition method and early adoption is permitted. Brigham Resources intends to use the modified retrospective adoption approach and does not plan to early adopt.

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In order to evaluate any potential changes in revenue recognition upon adoption of the new standard, Brigham Resources completed a review of a representative sample of revenue contracts covering its material revenue streams. Brigham Resources also evaluated the information technology and internal control changes that will be required to implement the new standard based on the results of its contract review process. We completed our evaluation of the standard and concluded that its adoption will not have a material impact to the consolidated financial statements.

3. Oil and Gas Properties

Brigham Resources uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition costs incurred for the purpose of acquiring mineral and royalty interests, including certain internal costs, are capitalized into a full cost pool. Costs associated with general corporate activities are expensed in the period incurred. Oil and gas properties consisted of the following:

	Years Ended December 31,
	2018	2017
	(in thousands, except per unit of production data)
Oil and gas properties, at cost, using the full cost method of accounting:
Not subject to depletion	$228,151	$168,691
Subject to depletion	289,851	152,354

Total oil and gas properties, at cost	518,002	321,045
Less accumulated depreciation, depletion, and amortization	(27,628)	(14,210)

Total oil and gas properties, net	$490,374	$306,835
Full cost pool depletion per barrel of oil equivalent	$9.38	$7.25

Costs not subject to depletion at December 31, 2018 are as follows, by the year in which such costs were incurred (in thousands) :

	Total	2018	2017	Prior
Property Acquisition costs	$228,151	$76,793	$68,939	$82,419

Capitalized costs are depleted on a unit of production basis based on proved oil and natural gas reserves. Depletion expense was $13.3 million and $6.2 million for the years ended December 31, 2018 and 2017, respectively.

Brigham Resources capitalizes certain overhead expenses and other internal costs attributable to the acquisition of mineral and royalty interests as part of its investment in oil and gas properties over the periods benefitted by these activities. Capitalized costs do not include any costs related to production and general corporate overhead or similar activities. Capitalized costs were $2.7 million and $2.1 million, for the years ended December 31, 2018 and 2017, respectively.

4. Acquisitions and Divestitures

In June 2018, Brigham Resources closed on the acquisition of certain mineral interests from an unrelated third-party in the Delaware Basin in Loving County, Texas and Lea County, New Mexico for $41 million, subject to customary post-closing adjustments. Brigham Resources funded the acquisition with capital contributions and borrowings under our prior revolving credit facility. The allocation of the purchase price was $22.8 million to evaluated properties and $18.2 million to unevaluated properties.

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In June 2018, Brigham Resources entered into a definitive agreement with an unrelated third-party to acquire certain mineral interests in Reeves, Loving and Ward counties in the Delaware Basin for $25.8 million and closed on $22.0 million and $3.8 million in the third and fourth quarter of 2018, respectively. The allocation of the purchase price was $18.4 million to evaluated properties and $7.4 million to unevaluated properties.

During the twelve months ended December 31, 2018, Brigham Resources entered into a number of individually insignificant acquisitions of mineral and royalty interests from various sellers in Texas, Oklahoma and North Dakota, as reflected in the table below. The change in the oil and natural gas property balance is comprised of individually insignificant payments for acquisitions of minerals, land brokerage costs and capitalized general and administrative expenses that were funded with capital contributions and borrowings under our prior revolving credit facility and our new term loan facility.

	Assets Acquired		Consideration Paid
	Evaluated	Unevaluated	Cash
	(in thousands)
Quarter Ended March 31, 2018	$14,132	$11,462	$25,594
Quarter Ended June 30, 2018	21,903	16,558	38,461
Quarter Ended Sept 30, 2018	22,982	13,946	36,928
Quarter Ended Dec 31, 2018	15,319	13,879	29,198

Total Acquired	$74,336	$55,845	$130,181

In August 2017, Brigham Resources acquired certain mineral and royalty interests in the Delaware Basin for $29.2 million. Brigham Resources funded the acquisition with capital contributions. The allocation of the purchase price was $20.5 million to unevaluated properties and $8.7 million to evaluated properties.

In addition, during 2017, Brigham Resources entered into a number of individually insignificant acquisitions. The change in the oil and natural gas property balance is comprised of individually insignificant payments for acquisitions of minerals, land brokerage costs and capitalized general and administrative capital expenditures.

On February 28, 2017, Brigham Operating and Brigham Resources Midstream, LLC, wholly owned subsidiaries of Brigham Resources, closed on the sale of substantially all of their Southern Delaware Basin leasehold and related assets, including certain mineral and royalty interests owned by Brigham Resources, to a third-party public entity. The proceeds for mineral and royalty interests represented $156.7 million of the net adjusted sales price and consisted of cash of $111.1 million and shares valued at $45.6 million The mineral and royalty interests sold represented approximately 12% in aggregate of Brigham Resources’ total proved reserves as of December 31, 2016. As a result of the sale, the relationship between capitalized costs and proved reserves was altered significantly and Brigham Resources recorded a gain of $94.6 million.

5. Fair Value Measurements

We classify financial assets and liabilities that are measured and reported at fair value on a recurring basis using a hierarchy based on the inputs used in measuring fair value. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We classify the inputs used to measure fair value into the following hierarchy:

•	Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2: Inputs based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable and can be corroborated by observable market data.

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•

Level 3: Inputs that reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer would be reported at the beginning of the period in which the change occurs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2018 and December 31, 2017 are as follows (in thousands):

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets-commodity derivative instruments	$—	$1,057	$—	$1,057

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets-investment in equity securities	$4,105	$—	$—	$4,105
Liabilities-commodity derivative instruments	$—	$121	$—	$121

Level 1 equity securities represent publicly traded securities valued using quoted market prices. During 2017, Brigham Resources received shares of publicly traded securities as partial proceeds from the sale of oil and gas properties discussed in Note 4 and classified them as available for sale. As of December 31, 2017, Brigham Resources had remaining available for sale securities with aggregate cost basis of $3.4 million and unrealized gains of $0.7 million, which is included in accumulated other comprehensive income (“AOCI”). The fair value of available for sale securities held by Brigham Resources as of December 31, 2017 was $4.1 million and is included in investment in equity securities on the accompanying consolidated balance sheets. During the twelve months ended December 31, 2018, Brigham Resources had unrealized gains on available for sale securities of $0.1 million. During the first quarter of 2018, Brigham Resources distributed securities valued at $3.3 million and sold the remaining securities for $0.9 million, restricted for payment of tax liabilities resulting from the sale of oil and gas properties. As a result of the distribution and sale of securities, gains of $0.8 million were reclassified out of AOCI and included in gain on sale of equity investments on the accompanying consolidated statement of operations.

Our derivative instruments consist of oil swaps carried at fair value. Commodity derivative instruments are valued using a third-party industry-standard pricing model using contract terms and prices and assumptions and inputs that are substantially observable in active markets throughout the full term of the instruments, including forward oil and gas price curves, discount rates and volatility factors. The fair values are also compared to the values provided by the counterparties for reasonableness and are adjusted for the counterparties’ credit quality for derivative assets and our credit quality for derivative liabilities. As such, these derivative contracts are classified within Level 2.

Brigham Resources had no transfers into or out of Level 1 and no transfers into or out of Level 2 for the twelve months ended December 31, 2018 and 2017.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain nonfinancial assets and liabilities, such as assets and liabilities acquired in a business combination, are measured at fair value on a nonrecurring basis on the acquisition date and are subject to fair value adjustments under certain circumstances. The inputs used to determine such fair value are primarily based upon

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internally developed cash flow models and include factors such as estimates of economic reserves, future operating and development costs, future commodity prices and a risk-adjusted discount rates, and are classified within Level 3.

Fair Value of Other Financial Instruments

The carrying value of cash, trade and other receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments. The carrying amount of debt outstanding pursuant to our term loan and our prior revolving credit facility approximates fair value as interest rates on these instruments approximate current market rates. We categorized our long-term debt within Level 2 of the fair value hierarchy.

6. Derivative Instruments

Brigham Resources uses commodity derivative instruments to reduce its exposure to commodity price volatility for a portion of its forecasted crude oil and natural gas sales and thereby achieve a more predictable level of cash flows. None of the derivative instruments are designated as hedges. Brigham Resources does not enter into derivative instruments for speculative or trading purposes.

Because the counterparties to the Mineral Subsidiaries’ derivative instruments have investment grade credit ratings, Brigham Resources believes it does not have significant credit risk and accordingly does not currently require its counterparties to post collateral to support the net asset positions of its derivative instruments as of December 31, 2018. Although Brigham Resources does not currently anticipate nonperformance from its counterparties, it continually monitors the credit ratings of its counterparties.

Concurrent with the termination of the prior revolving credit facility, we posted cash collateral of $1.6 million for our existing WTI fixed price swap contracts. We anticipate entering into swap intercreditor agreements between Owl Rock Capital Corporation (“Owl Rock”) and our hedge counterparties, at which time we would retract the cash collateral. For further discussion, see “Note 7-Long-Term Debt” in the notes to the consolidated financial statements.

As of December 31, 2018, Brigham Resources had certain oil swap contracts based on the New York Mercantile Exchange (“NYMEX”) futures index. The fair values, notional quantities and weighted-average swap prices of these contracts as of December 31, 2018 , are summarized in the table below.

Description & Production Period	Volume	Weighted Average Swap Price	Fair Value Asset/ (Liability)
	(Bbl)	($/Bbl)	(in thousands)
Crude Oil Swaps:
January 2019-March 2019(1)	20,000	$64.60	$358
April 2019-June 2019	15,000	$63.61	$246
July 2019-September 2019	15,000	$63.61	$231
October 2019-December 2019	15,000	$63.61	$222

Total	65,000	$63.91	$1,057

(1)	Includes swaps for 5,000 Bbl valued as an asset of $0.1 million that matured on Dec 31, 2018 and will be settled in January, 2019.

F-54

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Our derivative instruments are subject to master netting arrangements and are presented on a net basis in our consolidated balance sheets. The following table summarizes the location and fair value of our derivative instruments as of December 31, 2018 and December 31, 2017 (in thousands):

Derivative Instruments	Balance Sheet Classification	Gross Amount Recognized	Less Group Amount of Offset	Net Amount Recognized
		(In thousands)
As of December 31, 2018
Derivative assets:
Commodity swaps	Current derivative assets	$1,057	$—	$1,057
As of December 31, 2017
Derivative liabilities:
Commodity swaps	Current derivative liabilities	$121	$—	$121

For the year ended December 31, 2018, Brigham Resources had realized losses on its oil swap contracts of $0.8 million and unrealized gains of $1.2 million, included in gain on derivative instruments, net on its consolidated statements of operations. For the year ended December 31, 2017, Brigham Resources had unrealized losses of $0.1 million and no realized gains or losses.

7. Long-Term Debt

Prior to its termination on July 27, 2018, the Minerals Subsidiaries maintained a secured revolving credit facility with a syndicate of financial institutions (the prior “revolving credit facility”), which had been amended periodically. The revolving credit facility had aggregate commitments of $150 million and a borrowing base of $70 million, subject to periodic redeterminations based on the Minerals Subsidiaries’ oil and natural gas reserves and other factors. The borrowing base was re-determined semi-annually with effective dates of May 1 and November 1. In addition, the Minerals Subsidiaries were permitted to request up to one additional redetermination of the borrowing base during any fiscal year. The borrowing base and outstanding borrowings were $70 million and $70 million, respectively, as of June 30, 2018 and $50 million and $27 million, respectively, as of December 31, 2017.

The outstanding borrowings under the prior revolving credit facility bore interest at a rate elected by the Minerals Subsidiaries that was equal to either an adjusted base rate, which was equal to the greatest of the prime rate, the Federal Funds effective rate plus 0.5% or 3-month LIBOR plus 1.0%, or an adjusted LIBOR rate with an interest period selected by the Minerals Subsidiaries, in each case, plus the applicable margin. The applicable margin ranged from 1.50% to 2.50% in the case of the adjusted base rate and from 2.50% to 3.50% in the case of LIBOR, in each case, depending on the amount of the loan outstanding in relation to the borrowing base. The Minerals Subsidiaries were obligated to pay a quarterly commitment fee ranging from 0.375% to 0.500% per year on the unused portion of the borrowing base, depending on the amount of the loan outstanding in relation to the borrowing base. Loan principal was permitted to be repaid from time to time at the option of Minerals Subsidiaries without premium or penalty (other than customary LIBOR breakage). Loan principal was required to be paid back to the extent the loan amount exceeded the borrowing base at any time before maturity or the total outstanding balance upon the January 26, 2021 maturity date. The loan was secured by substantially all of the Minerals Subsidiaries’ assets.

The credit agreement governing the prior revolving credit facility contained various affirmative and negative covenants, including limiting additional indebtedness, additional liens, sales of assets, mergers and consolidations, dividends and distributions, transactions with affiliates and entering into certain swap agreements. Additionally, the credit agreement required the maintenance of quarterly financial ratios including total debt to EBITDAX not to exceed 4 to 1 and a ratio of current assets to current liabilities of no less than 1 to 1. Brigham Resources was in compliance with all financial covenants as of December 31, 2017.

F-55

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

On July 27, 2018, the prior revolving credit facility was terminated in conjunction with a new term loan facility (our “term loan facility”) with Owl Rock as administrative agent and collateral agent. Brigham Resources used the proceeds from the term loan facility to repay the outstanding $70 million of principal under the prior revolving credit facility and to fund mineral and royalty acquisitions. Additionally, during the third quarter of 2018, Brigham Resources wrote off approximately $0.3 million of unamortized debt issuance costs that were related to the prior revolving credit facility. Our term loan facility is subject to customary fees, guarantees of subsidiaries, restrictions and covenants, including certain restricted payments, and is collateralized by certain oil and natural gas properties of Brigham Resources.

Structure. Our term loan facility provides for a $125 million initial term loan and a delayed draw term loan (“DDTL”) of $75 million, which will be subject to certain customary conditions. In addition, a $10 million revolving credit facility is available for general corporate purposes.

Interest. Our term loan facility bears interest at a rate per annum equal to, at Brigham Resources’ option, (a) the base rate plus 4.50%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 5.50%. From and after the date of an underwritten public offering, each of the foregoing margins will decrease by 0.50% if at the end of the most recently completed fiscal quarter our total net leverage ratio (as defined in the credit agreement governing our term loan facility) is less than or equal to 2.00 to 1.00.

Maturity. July 27, 2024.

Amortization. The loans amortize in quarterly installments equal to, upon the consummation of an underwritten public offering, 1.00% per annum and, otherwise, 5.00% per annum (commencing with the quarter ending December 31, 2019), in each case, subject to certain requirements to prepay the outstanding balance of the loan with certain excess cash flows (as defined in the credit agreement governing our term loan facility).

As of December 31, 2018, we had $175.0 million of outstanding borrowings under our term loan facility. The credit agreement governing our term loan facility also requires us to maintain compliance with the following financial and collateral coverage ratios:

•

an asset coverage ratio, which is the ratio of (a) the sum of (i) the present value of our and the other loan parties’ proved reserves (as set forth in the most recently delivered reserve report) that are subject to a mortgage in favor of the administrative agent under our term loan facility plus (ii) the Swap Mark-to-Market Value (as defined in the credit agreement) as of such date to (b) Consolidated Senior Secured First Lien Indebtedness (as defined in the credit agreement) as of such date of not less than 1.75 to 1.00.

•

a total net leverage ratio, which is the ratio, on a pro forma basis, of (a) Consolidated Total Indebtedness (as defined in the credit agreement) as of such date less up to $25 million of cash and certain permitted investments to (b) two times our Consolidated EBITDA (as defined in the credit agreement) for the most recently completed Test Period (as defined in the credit agreement) of not more than (y) upon the consummation of an underwritten public offering, 4.00 to 1.00 as of the last day of any fiscal quarter or (z) otherwise, 5.50 to 1.00 commencing on September 30, 2018, which steps down quarterly to 4.00 to 1.00 as of December 31, 2019.

•	a debt to capitalization ratio, which is the ratio of (a) Consolidated Total Indebtedness to (b) Total Invested Capital (as defined in the credit agreement) of no more than 0.40 to 1.00.

Brigham Resources was in compliance with all financial covenants as of December 31, 2018.

During the year ended December 31, 2018, Brigham Resources borrowed and repaid $7.0 million from Brigham Operating, at an interest rate of 7.00%.

F-56

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

8. Commitments and Contingencies

Commitments

Brigham Resources leases office space under operating leases. Rent expense for the years ended December 31, 2018 and 2017 was $0.3 million and $0.2 million, respectively. Future minimum lease commitments under noncancelable operating leases at December 31, 2018 are presented below (in thousands):

Year	Commitment
2019	$538
2020	654
2021	672
2022	689
2023	474
2024	111

Total	$3,138

Contingencies

Brigham Resources may, from time to time, be a party to certain lawsuits and claims arising in the ordinary course of business. The outcome of such lawsuits and claims cannot be estimated with certainty and management may not be able to estimate the range of possible losses. Brigham Resources records reserves for contingencies when information available indicates that a loss is probable and the amount of the loss can be reasonably estimated. Brigham Resources had no reserves for contingencies at December 31, 2018 and December 31, 2017.

9. Members’ Equity

Series A Units

On April 5, 2013, Brigham Resources received subscriptions to purchase 64,840,000 Series A Units at a price of $10 per unit. The Series A Units may be purchased within a five-year period from April 5, 2013 to April 5, 2018. Brigham Resources’ management had the right, subject to the approval of its Board of Directors and certain of its investors, to send notice to the Series A Unit holders specifying the need for additional capital. All outstanding Series A Units were sold prior to December 31, 2015. Series A Unit holders are entitled to one vote per share on voting matters and have certain rights with respect to distributions declared by Brigham Resources’ Board of Directors pursuant to a distribution waterfall set forth in the Brigham Resources LLC Agreement. The Series A Units have a liquidation preference equal to total invested capital, plus a 7% cumulative return, compounded daily.

Series A-M Units

Brigham Resources has authorized 460,000 Series A-M Units for issuance at a price of $10 per unit. On April 5, 2013, 160,000 Series A-M Units were issued in connection with the formation of the Company. The remaining 300,000 Series A-M Units were available for issuance to a related party if certain capital call funding thresholds were met (the “Contingent A-M Units”) and subject to achievement of certain time-based vesting conditions. During 2014, all 300,000 Contingent A-M Units were issued, and as of December 31, 2017, 100% of the Series A-M Units were vested. Series A-M Unit holders have no voting rights and have certain rights with respect to distributions declared by Brigham Resources’ Board of Directors pursuant to a distribution waterfall set forth in the Brigham Resources LLC Agreement. The Series A-M Units have a liquidation preference equal to the total invested capital, plus a 7% cumulative return, compounded daily.

Series A-Z Units

On May 8, 2015, Brigham Resources received subscriptions to purchase 41,176,471 Series A-Z Units at a price of $8.50 per unit. The Series A-Z Units were available to be issued at any time between May 8, 2015 and

F-57

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

April 5, 2018. Brigham Resources’ management had the right, subject to the approval of its Board of Directors and certain of its investors, to send notice to the Series A-Z Unit holders specifying the need for additional capital (a “Series A-Z Capital Call”). During the years ended December 31, 2018 and 2017, Brigham Resources issued Series A-Z Capital Calls for gross proceeds of $45,999,995, representing the sale of 5,411,764 Series A-Z Units, and of $37,000,002, representing the sale of 4,352,941 Series A-Z Units, respectively. Series A-Z Unit holders are entitled to one vote per share on voting matters and have certain rights with respect to distributions declared by Brigham Resources’ Board of Directors pursuant to a distribution waterfall set forth in the Brigham Resources LLC Agreement. The Series A-Z Units have a liquidation preference equal to the total invested capital, plus a 7% cumulative return, compounded daily.

Restricted Units

The Company has authorized 120,000 restricted incentive units (“Restricted Units”) for issuance to management, independent directors, employees and consultants. The Restricted Units vest 20% upon issuance and 20% on each of the four anniversary dates following the date of issuance. The Restricted Units participate in certain distribution events following the sale, merger or other transaction involving Brigham Resources or its assets only after certain return thresholds are met by the holders of Series A Units, Series A-Z Units and Series A-M Units. There are eight classes of Restricted Units, including Series M-1, Series M-2, Series M-3 and Series M-4 (collectively, “Series M Units”) and Series Z-1, Series Z-2, Series Z-3 and Series Z-4 (collectively, “Series Z Units”). The Company is authorized to issue 10,000 units of each class of Series M Units and Series Z Units. A summary of the Restricted Units issued and outstanding is as follows:

	Series M Units
	M-1	M-2	M-3	M-4	Total
Beginning balance	7,520	7,520	7,520	7,520	30,080
2017 issuances	—	—	—	—	—
2017 forfeitures	—	—	—	—	—

Outstanding at December 31, 2017	7,520	7,520	7,520	7,520	30,080
2018 issuances	1,030	1,030	1,030	1,030	4,120
2018 forfeitures	—	—	—	—	—

Outstanding at December 31, 2018	8,550	8,550	8,550	8,550	34,200

	Series Z Units
	Z-1	Z-2	Z-3	Z-4	Total
Beginning balance	4,328	4,328	4,328	4,328	17,312
2017 issuances	—	—	—	—	—
2017 forfeitures	(15)	(15)	(15)	(15)	(60)

Outstanding at December 31, 2017	4,313	4,313	4,313	4,313	17,252
2018 issuances	485	485	485	485	1,940
2018 forfeitures	(105)	(105)	(105)	(105)	(420)

Outstanding at December 31, 2018	4,693	4,693	4,693	4,693	18,772

As of December 31, 2018, 7,726 of each class of Series M Units (30,904 total) and 3,808 of each class of Series Z Units (15,232 total) had vested. As of December 31, 2017, 7,520 of each class of Series M Units (30,080 total) and 2,596 of each class of Series Z Units (10,386 total) had vested. The Series M-1 Units were issued with a threshold value of $0.00; the Series M-2 Units were issued with a threshold value of $2.25; the Series M-3 Units were issued with a threshold value of $6.50; and the Series M-4 Units were issued with a threshold value of $14.00. The Series Z-1 Units were issued with a threshold value of $0.00; the Series Z-2 Units were issued with a threshold value of $1.91; the Series Z-3 Units were issued with a threshold value of $5.53; and the Series Z-4 Units were issued with a threshold value of $11.90. For all issuances, the allocation of total equity value

F-58

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

remaining after giving effect to the liquidation preferences of the Series A Units, Series A-Z Units and Series A-M Units was determined to be zero on the date of issuance.

The Restricted Units are designed as “profits interests” which are accounted for in a manner similar to a profit sharing arrangement in which the amount of compensation cost is measured and recognized at the time of a distribution. Compensation expense for the Restricted Units will be recognized when all performance and service conditions are probable of being satisfied (in general, upon a qualifying disposition event). Accordingly, no value was assigned to the Restricted Units when issued. Distributions for the Restricted Units are made solely in the event of a qualifying disposition as defined in the Brigham Resources LLC Agreement. As each distribution occurs, the funds or assets available for distribution will be allocated in accordance with the specified payout levels in the waterfall provisions of the Brigham Resources LLC Agreement after the recovery of the capital contributions of the holders of Series A Units, Series A-Z Units and Series A-M Units plus a rate of return is achieved.

10. Employee Benefit Plan

We sponsor a 401(k) tax-deferred savings plan for our employees. We match 100% of each employee’s contributions, up to 6% of the employee’s total compensation. Brigham Resources may also contribute additional amounts at its discretion. Brigham Resources contributed $0.2 million and $0.1 million to the 401(k) plan for the years ended December 31, 2018 and 2017.

11. Related-Party Transactions

Brigham Land Management (“BLM”) provides Brigham with land brokerage services. The services are provided at market prices and are periodically verified by third-party quotes. BLM is owned by Vince Brigham, an advisor to Brigham and brother of Ben M. Brigham, founder of Brigham Resources and Executive Chairman of the Board. For the years ended December 31, 2018 and 2017, Brigham Resources paid BLM $0.1 million and $0.6 million, respectively for land brokerage services. At December 31, 2018 and 2017, the liabilities recorded for services performed by BLM during the respective periods were immaterial.

Brigham Exploration Company (“BEXP”), owned by Ben M. Brigham, leases some of Brigham Resources’ acreage at market rates. For the year ended December 31, 2017, BEXP paid Brigham Resources $0.6 million. There were no payments for the year ended December 31, 2018.

During the quarter ended September 30, 2018, Brigham Resources borrowed $7.0 million from Brigham Operating at an interest rate of 7.00%, which was repaid prior to September 30, 2018.

12. Subsequent Events

On February 14, 2019, Brigham Resources borrowed an additional $10.0 million from our term loan facility. As of December 31, 2018, we had $175.0 million of outstanding borrowings under our term loan facility.

13. Reserve and Related Financial Data (SMOG)—Unaudited

Oil and Natural Gas Reserves

Proved reserves represent quantities of oil, natural gas and NGLs which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable in the future from known reservoirs under existing economic conditions, operating methods and government regulations. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment, infrastructure and operating methods. Proved reserves were estimated in accordance with guidelines established by the SEC, which require that reserve estimates be prepared under existing economic and operating conditions based upon the 12-month unweighted average of the first-day-of-the-month prices.

F-59

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The reserves at December 31, 2018 presented below were audited by CG&A and the reserves at December 31, 2017 presented below were prepared by CG&A. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. The reserves are located in various fields in Texas, New Mexico, Oklahoma, Colorado, Wyoming, North Dakota, Montana and Pennsylvania. All of the proved reserves are located in the continental United States.

	Crude Oil (MBbl)	Natural Gas (Mmcf)	NGL (MBbl)	Total (MBoe)
Proved reserve quantities, December 31, 2016	7,174	22,991	2,356	13,363
Sales of minerals-in-place	(1,291)	(815)	(200)	(1,627)
Extentions and discoveries	1,548	6,012	709	3,259
Acquisitions	2,141	9,380	1,116	4,820
Revisions of previous estimates	(394)	2,601	108	147
Production	(454)	(1,768)	(109)	(858)

Proved reserve quantities, December 31, 2017	8,724	38,401	3,980	19,104
Sales of minerals-in-place	—	—	—	—
Extentions and discoveries	1,765	5,285	562	3,208
Acquisitions	3,669	13,862	1,374	7,354
Revisions of previous estimates	(390)	(3,245)	(577)	(1,508)
Production	(777)	(2,507)	(222)	(1,417)

Proved reserve quantities, December 31, 2018	12,991	51,796	5,117	26,741
Proved developed reserve quantities:
December 31, 2017	2,804	13,028	1,185	6,160
December 31, 2018	6,067	21,735	1,898	11,588
Proved undeveloped reserve quantities:
December 31, 2017	5,920	25,373	2,795	12,944
December 31, 2018	6,924	30,061	3,219	15,153

Changes in proved reserves that occurred during 2018 were primarily due to:

•	the acquisition of additional mineral and royalty interests located in the Permian, DJ, Anadarko and Williston Basins in multiple transactions, which included 7,354 MBoe of additional proved reserves;

•

well additions, extensions and discoveries of approximately 3,208 MBoe, as 555 horizontal well locations were converted from probable, possible and contingent resources to proved, due to continuous activity and delineation of additional zones on our mineral and royalty interests; and

•

net negative volume revisions of approximately 1,508 MBoe. These revisions were comprised of 536 MBoe of positive revisions attributable to pricing and were offset by negative revisions of 1,100 MBoe attributable to operator development timing as well as 944 MBoe of revisions associated with unit configuration and EUR adjustments to existing proved locations.

Changes in proved reserves that occurred during 2017 were primarily due to:

•	the acquisition of additional mineral and royalty interests located in the Permian, DJ, Anadarko and Williston Basins in multiple transactions, which included 4,820 MBoe of additional proved reserves;

•

well additions, extensions and discoveries of approximately 3,259 MBoe, as 854 horizontal well locations were converted from probable, possible and contingent resources to proved, due to continuous activity and delineation of additional zones on our mineral and royalty interests;

•	the divestiture of 1,627 MBoe through one sale of mineral and royalty interests located in the Permian Basin; and

F-60

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

•

positive volume revisions of approximately 2,581 MBoe attributable primarily to increased recovery in close proximity to our mineral and royalty interests, partially offset by negative revisions of approximately 2,434 MBoe, attributable primarily to operator development timing and revision of existing proved locations.

Standardized Measure of Discounted Future Net Cash Flows

Guidelines prescribed in FASB’s Accounting Standards Codification (“ASC”) Topic 932 Extractive Industries—Oil and Gas, have been followed for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows are determined by applying prices and costs, including transportation, quality and basis differentials, to the year-end estimated quantities of oil, natural gas and NGLs to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Brigham Resources’ expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. The standardized measure excludes federal income taxes as Brigham Resources is a limited liability company and not subject to federal income taxes; however, Brigham Resources is subject to state taxes.

The following summary sets forth the future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC Topic 932:

	For the Year Ended December 31,
	2018	2017
	(in thousands)
Future crude oil, natural gas and NGL sales	$1,049,141	$595,874
Future severance tax and ad valorem taxes	(70,248)	(40,225)
Future Texas margin tax expense	(2,395)	(1,151)

Future net cash flows	976,498	554,498
10% annual discount	(458,244)	(238,030)

Standardized measure of discounted future net cash flows	$518,254	$316,468

The following prices were used in the determination of standardized measure:

	For the Year Ended December 31,
	2018	2017
Oil (per Bbl)	$61.31	$47.80
Natural gas (per MMBtu)	2.51	2.74
NGLs (per Bbl)	23.98	18.56

These prices were based on the 12-month arithmetic average first-of-month West Texas Intermediate (“WTI”) price of oil and Henry Hub price of natural gas. The NGL pricing varied by basin at 22% to 41% of WTI. All prices have been adjusted for transportation, quality, basis differentials and post-production costs.

F-61

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

The principal sources of change in the standardized measure of discounted future net cash flows are:

	For the Year Ended December 31,
	2018	2017
	(in thousands)
Standardized measure of discounted future net cash flows, beginning of the year	$316,468	$185,752
Changes in the year resulting from:
Sales, less production costs and taxes	(52,278)	(26,711)
Revisions of previous quantity estimates	(22,942)	4,894
Extensions, discoveries and other additions	71,668	56,511
Net change in prices and production costs	71,770	30,565
Accretion of discount	31,713	18,612
Purchase of reserves in place	148,580	79,190
Divestitures of reserves in place	—	(26,742)
Net change in Texas Margin Tax	(574)	(298)
Timing differences and other	(46,151)	(5,305)

Standardized measure of discounted future net cash flows, end of the year	$518,254	$316,468

Capitalized oil and natural gas costs

The aggregate amounts of costs capitalized for oil and natural gas producing activities and related aggregate amounts of accumulated depletion follow:

	For the Year Ended December 31,
	2018	2017
	(in thousands)
Oil and gas properties, at cost, using full cost method of accounting:
Not subject to depletion	$228,151	$168,691
Subject to depletion	289,851	152,354

Total oil and gas properties, at cost	518,002	321,045
Less accumulated depreciation, depletion and amortization	(27,628)	(14,210)

Total oil and gas properties, net	$490,374	$306,835

Costs incurred in oil and natural gas activities

The following costs were incurred in oil and natural gas producing activities:

	For the Year Ended December 31,
	2018	2017
	(in thousands)
Acquisition of properties
Unevaluated	$59,460	$50,224
Evaluated	137,496	51,862

Total	$196,956	$102,086

F-62

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an analogous reservoir refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) same environment of deposition; (iii) similar geological structure; and (iv) same drive mechanism. For a complete definition of analogous reservoir, refer to the SEC’s Regulation S-X, Rule 4-10(a)(2).

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Bbl/d. One Bbl per day.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

British thermal unit or Btu. The quantity of heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion. Installation of permanent equipment for production of oil, natural gas or NGLs, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Delineation. The process of placing a number of wells in various parts of a reservoir to determine its boundaries and production characteristics.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, natural gas and NGLs. For a complete definition of development costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

Development project. The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

A-1

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Dry hole or dry well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Economically producible. The term economically producible, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

Estimated ultimate recovery or EUR. The sum of reserves remaining as of a given date and cumulative production as of that date.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

Formation. A layer of rock that has distinct characteristics that differs from nearby rock.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a mineral or royalty interest is owned.

Held by production. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil, natural gas or NGLs.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbl. One thousand barrels of crude oil, condensate or NGLs.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

Mcf/d. One Mcf per day.

MMBbl. One million barrels of crude oil, condensate or NGLs.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

Net acres. The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

Net production. Production on our properties calculated net to our royalty interests.

Net revenue interest. The net royalty, overriding royalty, production payment and net profits interests in a particular tract or well.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

NGLs. Natural gas liquids. Hydrocarbons found in natural gas that may be extracted as liquefied petroleum gas and natural gasoline.

NYMEX. The New York Mercantile Exchange.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Play. A geographic area with hydrocarbon potential.

Pooling. An operator’s consolidation of multiple adjacent leased tracts, which may be covered by multiple leases with multiple lessors, in order to maximize drilling efficiency or to comply with state mandated well spacing requirements. Pooling dilutes our royalty in a given well or unit, but it also increases the acreage footprint and the number of wells in which we have an economic interest. To estimate our total potential drilling locations in a given play, we include third-party acreage that is pooled with our acreage.

Possible Reserves. Reserves that are less certain to be recovered than probable reserves.

Present value of future net revenues or PV-10. The estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

Probable reserves. Reserves that are less certain to be recovered than proved reserves but that, together with proved reserves, are as likely as not to be recovered.

Production costs. Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. For a complete definition of production costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A specific geographic area that, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. The part of a property to which proved reserves have been specifically attributed.

Proved developed reserves. Reserves that can be expected to be recovered through (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Those quantities of oil, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

certain that it will commence the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

Realized price. The cash market price less all expected quality, transportation and demand adjustments.

Reasonable certainty. A high degree of confidence that quantities will be recovered. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources. Quantities of oil, natural gas and NGLs estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Spot market price. The cash market price without reduction for expected quality, transportation and demand adjustments.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Spud. Commenced drilling operations on an identified location.

Standardized measure. Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil, natural gas and NGL properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

Success rate. The percentage of wells drilled that produce hydrocarbons in commercial quantities.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas or NGLs regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Wellbore. The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

Working interest. The right granted to the lessee of a property to develop, produce and own oil, natural gas, NGLs or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Workover. Operations on a producing well to restore or increase production.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the shares of Class A common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

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Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our directors and officers, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

In connection with our incorporation in June 2018 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to an affiliate of Warburg Pincus in exchange for membership interests in Brigham LLC. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares were redeemed for nominal value in connection with our reorganization.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

***2.1	Master Reorganization Agreement, dated April 17, 2019, by and among Brigham Minerals, Inc. and the parties named therein (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***2.2	Contribution and Distribution Agreement, dated April 23, 2019 by and among Brigham Minerals, Inc. and the parties named therein (incorporated by reference to Exhibit 2.2 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

***3.1	Amended and Restated Certificate of Incorporation of Brigham Minerals, Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Exhibit Number	Description

***3.2	Amended and Restated Bylaws of Brigham Minerals, Inc. (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

***4.1	Registration Rights Agreement, dated April 23, 2019, by and among Brigham Minerals, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

***4.2	Stockholders’ Agreement, dated April 23, 2019, by and among Brigham Minerals, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

***4.3	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.6 to the registrant’s Registration Statement on Form S-8 filed on April 23, 2019)

***4.4	Form of Restricted Stock Unit Award Agreement (Directors) (incorporated by reference to Exhibit 4.7 to the registrant’s Registration Statement on Form S-8 filed on April 23, 2019)

***4.5	Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-8 filed on April 23, 2019)

***4.6	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.9 to the registrant’s Registration Statement on Form S-8 filed on April 23, 2019)

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

***10.1†	Brigham Minerals, Inc. 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form S-8 filed on April 23, 2019)

***10.2	Indemnification Agreement (Ben M. Brigham) (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.3	Indemnification Agreement (Robert M. Roosa) (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.4	Indemnification Agreement (Blake C. Williams) (incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.5	Indemnification Agreement (Harold D. Carter) (incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.6	Indemnification Agreement (John Holland) (incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.7	Indemnification Agreement (W. Howard Keenan, Jr.) (incorporated by reference to Exhibit 10.6 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.8	Indemnification Agreement (James R. Levy) (incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.9	Indemnification Agreement (Richard Stoneburner) (incorporated by reference to Exhibit 10.8 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.10	Indemnification Agreement (John R. Sult) (incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed on April 22, 2019)

***10.11	Amended and Restated Limited Liability Company Agreement of Brigham Minerals Holdings, LLC, dated April 23, 2019 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

Exhibit Number	Description

***10.12	Second Amended and Restated Limited Liability Company Agreement of Brigham Equity Holdings, LLC, dated April 23, 2019 (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on April 29, 2019)

***10.13	Credit Agreement, dated as of May 16, 2019, among Brigham Resources, LLC, as borrower, the financial institutions party thereto, Wells Fargo Bank, N.A., as administrative agent, and Wells Fargo Securities, LLC, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.13 to the registrant’s Quarterly Report on Form 10-Q filed on May 20, 2019)

*23.1	Consent of KPMG LLP

*23.2	Consent of Cawley, Gillespie & Associates, Inc.

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

**24.1	Power of Attorney (included on the signature page of this Registration Statement)

**99.1	Cawley, Gillespie & Associates, Inc., Summary of Reserves of Brigham Resources, LLC at December 31, 2018

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.
†	Compensatory plan or arrangement.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Brigham Minerals, Inc.

Pursuant to 17 C.F.R. § 200.831

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on                , 2019.

BRIGHAM MINERALS, INC.

By:
Name:	Robert M. Roosa
Title:	Chief Executive Officer and Director

Each person whose signature appears below appoints Robert M. Roosa and Blake C. Williams, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on                , 2019.

Signature	Title

Ben M. Brigham	Executive Chairman

Robert M. Roosa	Chief Executive Officer and Director (Principal Executive Officer)

Blake C. Williams	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Harold D. Carter	Director

John A. Holland	Director

W. Howard Keenan, Jr.	Director

James R. Levy	Director

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Pursuant to 17 C.F.R. § 200.831

Signature	Title

Richard Stoneburner	Director

John R. Sult	Director

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